M3-PN100013
April 2011

Casino Project

NI 43-101 Technical Report Pre-Feasibility Study Update

Yukon Territory, Canada

REVISION 0

Prepared For:

Western Copper Corporation

M3 Engineering & Technology Corporation • 2051 West Sunset Road, Tucson, AZ 85704 • 520.293.1488

CASINO PROJECT PRE-FEASIBILITY STUDY UPDATE

TABLE OF CONTENTS

SECTION				PAGE

VOLUME I: EXECUTIVE SUMMARY (NI 43-101)

1	EXECUTIVE SUMMARY			1-8
	1.1	TITLE PAGE		1-8
	1.2	TABLE OF CONTENTS		1-8
	1.3	SUMMARY		1-8
		1.3.1	Project Description	1-8
		1.3.2	Property Location	1-9
		1.3.3	Property Description	1-10
		1.3.4	Mineral Tenure, Royalties and Agreements	1-11
		1.3.5	Geology and Mineralization	1-12
		1.3.6	Exploration and Sampling	1-13
		1.3.7	Metal Pricing	1-13
		1.3.8	Mineral Resource Estimate	1-14
		1.3.9	Mineral Reserve Estimate	1-15
		1.3.10	Mining	1-16
		1.3.11	Metallurgical Testing	1-16
		1.3.12	Processing Flowsheet	1-17
		1.3.13	Metal Recoveries	1-17
		1.3.14	Infrastructure	1-18
		1.3.15	Power	1-18
		1.3.16	Water	1-18
		1.3.17	Permits	1-19
		1.3.18	Operating Costs	1-19
		1.3.19	Capital Cost Estimate	1-20
		1.3.20	Project Schedule	1-21
		1.3.21	Financial Analysis	1-22
		1.3.22	Author’s Recommendations and Conclusions	1-23
	1.4	INTRODUCTION		1-24
		1.4.1	Purpose	1-24
		1.4.2	Sources of Information	1-24
		1.4.3	Personal Inspections	1-24
		1.4.4	Units	1-26
	1.5	RELIANCE ON OTHER EXPERTS		1-27
		1.5.1	Geology and Resource Definition	1-27
		1.5.2	Reserves and Mine Engineering	1-27
		1.5.3	Metallurgy and Process Engineering	1-27
		1.5.4	Environmental and Permitting	1-28

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	1.5.5	Geotechnical	1-28
	1.5.6	Power Supply	1-28
	1.5.7	Transportation	1-28
1.6	PROPERTY DESCRIPTION & LOCATION		1-29
	1.6.1	Location	1-29
	1.6.2	Property Description	1-29
	1.6.3	Option Agreements	1-29
	1.6.4	Agreements and Royalties	1-30
	1.6.5	Placer Claims	1-30
1.7	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		1-32
	1.7.1	Accessibility	1-32
	1.7.2	Climate	1-37
	1.7.3	Physiography	1-37
1.8	HISTORY		1-38
1.9	GEOLOGICAL SETTING		1-40
1.10	DEPOSIT TYPES		1-42
1.11	MINERALIZATION		1-43
	1.11.1	Hypogene Mineralization	1-43
	1.11.2	Hydrothermal Alteration	1-43
	1.11.3	Supergene Mineralization	1-43
1.12	EXPLORATION		1-45
	1.12.1	2008 Drilling Program	1-45
	1.12.2	2009 Titan TM Geophysical Survey	1-45
	1.12.3	2009 Drilling Program	1-45
	1.12.4	2010 Drilling Program	1-45
	1.12.5	2010 Re-logging Program	1-46
1.13	DRILLING		1-47
1.14	SAMPLING METHOD AND APPROACH		1-50
	1.14.1	Core Processing	1-50
	1.14.2	Core Sampling	1-50
1.15	SAMPLE PREPARATION, ANALYSIS AND SECURITY		1-53
	1.15.1	Assay Analysis	1-53
1.16	DATA VERIFICATION		1-56
1.17	ADJACENT PROPERTIES		1-58
	1.17.1	Carmacks (Williams Creek) Project	1-58
	1.17.2	1 Minto Mine	1-58

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1.18	MINERAL PROCESSING AND METALLURGICAL TESTING		1-59
	1.18.1	Metallurgical Samples	1-59
	1.18.2	SART Copper Recovery	1-60
	1.18.3	Comminution Testing	1-61
	1.18.4	Flotation	1-61
	1.18.5	Process Flow Sheets	1-65
1.19	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		1-67
	1.19.1	Mineral Resource Estimate	1-67
	1.19.2	Data Analysis	1-68
	1.19.3	Composites	1-69
	1.19.4	Variography	1-69
	1.19.5	Bulk Density	1-70
	1.19.6	Block model	1-71
	1.19.7	Grade Interpolation	1-71
	1.19.8	Model Verification	1-74
	1.19.9	Mineral Reserve Estimate	1-75
1.20	OTHER RELEVANT DATA AND INFORMATION		1-92
	1.20.1	Geotechnical – Site Conditions and Foundation Design	1-92
	1.20.2	Tailings Design	1-92
	1.20.3	Waste Rock Storage and Stockpiles	1-94
	1.20.4	Leach Pad	1-95
1.21	INTERPRETATION AND CONCLUSIONS		1-97
1.22	RECOMMENDATIONS		1-98
1.23	REFERENCES		1-99
1.24	DATE AND SIGNATURES		1-103
1.25	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES		1-104
	1.25.1	Mine Operations	1-104
	1.25.2	Transportation of Concentrates and Commodities	1-107
	1.25.3	Water	1-107
	1.25.4	Permits	1-108
	1.25.5	Operating Costs	1-109
	1.25.6	Capital Costs	1-112
	1.25.8	Production and Sales Information	1-124
	1.28.9	Mine Life	1-125
	1.25.10	Reclamation and Closure	1-125
1.26	ILLUSTRATIONS		1-128

APPENDIX A: PROFESSIONAL QUALIFICATIONS	1-136

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APPENDIX B – CASINO PROPERTY – LIST OF ACTIVE AND PENDING MINERAL CLAIMS	1-137

LIST OF TABLES

TABLE NO. DESCRIPTION
Table 1.3-1: Summary of Metal Pricing	1-13
Table 1.3-2: Mineral Resource-Inclusive of Mineral Reserve	1-14
Table 1.3-3: Mineral Reserve	1-16
Table 1.3-4: Sulphide Operating Costs	1-20
Table 1.3-5: Capital Costs	1-20
Table 1.3-6: Production and Financial Estimates	1-22
Table 1.4-1: Abbreviations Used in This Document	1-26
Table 1.7-1: Mean monthly temperature and precipitation values	1-37
Table 1.9-1: Major Geological Units	1-40
Table 1.11-1: Leached Cap & Supergene Minerals	1-44
Table 1.18-1: Metallurgical Test Hole Summary Information	1-60
Table 1.18-2: SART Results	1-60
Table 1.18-3: Summary of Comminution Results	1-61
Table 1.18-4: Locked Cycle Test Results with Comparative Cleaner Tests	1-62
Table 1.18-5: Locked Cycle Test Results with Comparative Cleaner Tests	1-63
Table 1.19-1: Mineral Resource – Inclusive of Mineral Reserve	1-67
Table 1.19-2: 15 m Composite Statistics Sorted by Mineral Domain	1-69
Table 1.19-3: Semivariogram Parameters for Cu, Au, Mo and Ag in Domains	1-70
Table 1.19-4: Bulk Density	1-70
Table 1.19-5: Leached Cap/ Oxide Gold Zone	1-72
Table 1.19-6: Supergene Oxide Zone	1-73
Table 1.19-7: Supergene Sulphide Zone	1-73
Table 1.19-8: Hypogene Zone	1-74
Table 1.19-9: Combined Supergene and Hypogene Zones	1-74
Table 1.19-10: Mineral Reserve	1-75
Table 1.19-11: Economic Parameters for Mine Design (C$)	1-78
Table 1.19-12: Mining Phase Resources	1-84

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Table 1.19-13: Mine Production Schedule- All Ore Types	1-91
Table 1.25-1: Summary of Mine Major Equipment Requirements	1-104
Table 1.25-2: Major Permits	1-109
Table 1.25-3: Mining Statistics	1-110
Table 1.25-4: Summary of Sulphide Mill Operation and Heap Leach Cost	1-112
Table 1.25-5: Capital Cost Estimate Summary	1-115
Table 1.25-6: Sensitivity Analysis (After tax figures)	1-119
Table 1.25-7: Project Cash Flow	1-120
Table 1.25-8: Pre-Tax Price Matrix, Molybdenum at $10/lb and Silver at $17.80	1-121
Table 1.25-9: Pre-Tax Price Matrix, Molybdenum at $20/lb and Silver at $17.80	1-122
Table 1.25-10: Pre-Tax Price Matrix, Molybdenum at $30/lb and Silver at $17.80	1-122
Table 1.25-11: Post-Tax Price Matrix, Molybdenum at $10/lb and Silver at $17.80	1-123
Table 1.25-12: Post-Tax Price Matrix, Molybdenum at $20/lb and Silver at $17.80	1-123
Table 1.25-13: Post-Tax Price Matrix, Molybdenum at $30/lb and Silver at 17.80	1-124
Table 1.26-1: Casino Property – List of Active and Pending Mineral Claims	1-138

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LIST OF FIGURES

FIGURE DESCRIPTION
Figure 1.3-1: Property Location Map	1-11
Figure 1.6-1: Casino Property Claims and Agreements	1-31
Figure 1.7-1: Proposed New Access Road	1-33
Figure 1.7-2: Proposed New Airstrip Location	1-34
Figure 1.7-3: Current Casino Airstrip and Camp Site	1-35
Figure 1.7-4: Conceptual Rendering of Skagway Port Facilities	1-36
Figure 1.9-1: Regional Geology	1-41
Figure 1.13-1: Casino Property Drilling Pre-1992	1-48
Figure 1.13-2: Casino Property Drilling 1992 - 1994	1-49
Figure 1.14-1: Casino Project Drill Core Processing & Quality Control Procedures, 92-93	1-51
Figure 1.14-2: Casino Project Drill Core Processing and Quality Control Procedures, 1994	1-52
Figure 1.19-1: Knight-Piésold Inter-ramp Slope Angle Recommendations	1-80
Figure 1.19-2: Floating Cone Based on Design Prices and Costs	1-81
Figure 1.19-3: Floating Cones at Various Prices on the 1102 Bench	1-82
Figure 1.19-4: Mining Phase 1	1-85
Figure 1.19-5: Mining Phase 2	1-86
Figure 1.19-6: Mining Phase 3	1-87
Figure 1.19-7: Mining Phase 4	1-88
Figure 1.19-8: Mining Phase 5	1-89
Figure 1.25-1: Maximum Extent of Pit and Stockpiles	1-106
Figure 1.26-1: Overall Site Plan	1-129
Figure 1.26-2: Overall Mine Site Plan	1-130
Figure 1.26-3: Tailings Management Facility	1-131
Figure 1.26-4: TMF Main and West Saddle Embankment Cross Sections	1-132
Figure 1.26-5: Casino Project Routes	1-133
Figure 1.26-6: Overall Process Flowsheet	1-134
Figure 1.26-7: Casino Schedule	1-135

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LIST OF APPENDICES

APPENDIX	DESCRIPTION
A	Professional Qualifications

• Certificate of Qualified Person and Consent of Author

Responsibility	Qualified Person	Registration	Company
Pre-Feasibility Study
Update Manager	Conrad E. Huss	P. Eng.	M3
Resource Model	Gary Giroux	P. Eng.	Giroux Consultants
Ltd.
Mine Planning	Michael Hester	F Aus IMM	IMC
Reserves	Michael Hester	F Aus IMM	IMC
Geology	S. Casselman	P.Geo.	Casselman
Geological
Services Ltd.
Metallurgical Testing	Tom Drielick	PE	M3
Flow Sheets	Tom Drielick	PE	M3
Geotechnical	Bruno Borntraeger	P.Eng.	Knight Piésold
Consulting
Tailings	Bruno Borntraeger	P.Eng.	Knight Piésold
Consulting
Environmental & Permitting	Jesse Duke	P. Geo.	Ibex Valley
Environmental
Consulting, Inc.

B	Casino Property – List of Active and Pending Mineral Claims

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1       EXECUTIVE SUMMARY

1.1   TITLE PAGE

This report is prepared in accordance with the Canadian Standard NI 43-101. The first two items of this 26-item outline are the Title Page and Table of Contents. For ease of cross-referencing during review, the first two subsections of this report (1.1 and 1.2) are incorporated into the format for this report.

1.2   TABLE OF CONTENTS

See discussion in subsection 1.1.

1.3   SUMMARY

This report has been prepared by M3 Engineering & Technology Corporation (M3) of Tucson, Arizona to summarize the work performed in the preparation of a pre-feasibility study update for the development of the Casino property in the Yukon Territory in northern Canada. The previous pre-feasibility study was issued in August 2008.

1.3.1   Project Description

The Casino Project is an open-pit mine and concentrator complex located in the Yukon Territory of Canada. Western Copper is working with Yukon and Alaskan stakeholders and First Nations to advance this project.

The design basis for the sulphide ore processing facilities is 120,000 dry tonnes per day (t/d) or 43.8 million dry tonnes per year (t/y). Metals to be recovered are copper, gold, molybdenum and silver.

Approximately 859 million tonnes of ore will be mined and processed through the concentrator directly in the first 20 years; following which an additional 117 million tonnes of lower grade material will be reclaimed from stockpile and milled in the last four years of the mine’s 23 year life for a total of 975.8 million tonnes (reserves) processed through the concentrator over the life of the mine. Ore grade to the sulphide process plant is estimated to average 0.202% copper, 0.238 grams/tonne (g/t) for gold, 0.0229% molybdenum, and 1.73 g/t silver.

Ore to be milled will be transported from the mine to the primary crusher by off-highway haulage trucks. Mineral concentrates of copper and molybdenum will be produced by conventional flotation technology. The gold and silver will report in the copper concentrate and will be recovered in the smelting process resulting in credits to WCC. Gold contained in the sulphide fraction of the flotation tailings will be recovered by leaching and CIL processing.

In addition to the concentrator, there will be a separate carbon column operation for oxide ore. Oxide ore will be transported from the mine to a run of mine heap leaching facility by off-

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highway haulage trucks. Gold and silver bullion (doré) produced will be shipped by truck to metal refineries

The design basis for oxide ore processing is 25,000 t/d. Approximately 81.6 million tonnes of ore (reserves) will be mined during the seven years of the project. The overall oxide ore grade is estimated to average 0.370 g/t of gold, 2.55 g/t of silver, and 0.041% copper. Copper will be recovered, as a precipitate, by the SART process to control the quality of the leach solution. This precipitate will be shipped to smelters with concentrate from the sulphide processing.

Tailings deposition will begin with two high capacity tailings thickeners with gravity flow to a sand plant at the tailings management facility. The tailings will be cycloned and the coarse fraction used for dam construction. A starter dam will be constructed from borrowed material, mine overburden, and material from site development.

The study assumes freshwater will be sourced from a) wells and b) segregated freshwater impounded in the tailings facility.

The project includes a power island consisting of two gas turbine generators complete with heat recovery boilers and a single steam driven generator, and internal combustion engine driven generators for a total installed generation capacity of 149 MW. Liquefied natural gas (“LNG”) will be imported to the site and gasified to provide natural gas to fuel the power generation plant. In the event that an Alaska-Canada natural gas pipeline is constructed, the project may elect to connect to this pipeline to supply natural gas directly for power generation.

A new all-weather access road (approximately 132 km per Figure 1.7 -1) will be established to service the plant. Amongst other functions, the road will be used to transport concentrate to the Skagway, Alaska port as well as to transport various commodities from the port to the mine.

A new airstrip will be constructed to accommodate appropriately sized aircraft. The existing airstrip will be razed in preparation for grading for process facilities.

The staffing plan for the Casino project for year 3 of operations includes the following areas:

•	Mining	320
•	G&A	40
•	Concentrator	206
•	Heap Leach	42
•	Total	608

1.3.2   Property Location

The Casino porphyry copper-gold-molybdenum deposit is located at latitude 62° 44'N and longitude 138° 50'W (NTS map sheet 115J/10), in west central Yukon, in the north-westerly trending Dawson Range mountains, 300 km northwest of the territorial capital of Whitehorse. Figure 1.3 -1 is a map showing the location of Casino property in relation to the Yukon, British Columbia and the Northwest Territories.

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The area around Casino has been subject to increasing staking and exploration activity over the past few years. Over 100 mining companies are now actively working in the general region. Two properties have defined reserves, the Carmacks Copper Project and the Minto Mine, both of which are discussed in Section 1.17, Adjacent Properties.

Exploration projects in the area include the following:

•	To the west, Kaminak Resources is exploring for gold on their Coffee Creek property. Cariboo Rose Resources holds 253 contiguous claims adjacent to and west of the Casino claims property.

•	To the north, Kinross Gold Corporation has acquired the White Gold property

•

To the east, Northern Tiger Resources continues to explore the Sonora Gulch property, with a new focus on copper-gold porphyry-style mineralisation, and Northern Freegold Resources, Ltd. is actively drilling on their Freegold Mountain claims.

•	To the south Dehua International, a Chinese company, has acquired mineral claims.

The project is located on Crown land administered by the Yukon Government and is within the Selkirk First Nation traditional territory and the Tr’ondek Hwechin First Nation traditional territory lies to the north. The proposed access road crosses into Little Salmon Carmacks First Nation traditional territory to the south.

1.3.3   Property Description

The Dawson Range forms a series of well-rounded ridges and hills that reach a maximum elevation of 1,675 m above mean sea level (ASL). The ridges rise above the Yukon Plateau, a peneplain at approximately 1200 m ASL, which is deeply incised by the mature drainage of the Yukon River watershed.

The characteristic terrain consists of rounded, rolling topography with moderate to deeply incised valleys. Major drainage channels extend below 1,000 m elevation. Most of the project lies between the 650 m elevation at Dip Creek and an elevation of 1,400 m at Patton Hill. The most notable local physical feature is the Yukon River, which flows to the west about 16 km north of the project site.

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Figure 1.3 -1: Property Location Map

1.3.4   Mineral Tenure, Royalties and Agreements

The Casino property presently consists of 705 full and partial active quartz mineral claims in good standing. The total area covered is 13,124 (Hectares). CRS Copper Resources Corp. (“CRS”), a 100% subsidiary of Western Copper Corporation (“WCC”), is the registered owner of all claims. The claims covering the property are shown on the map in Figure 1.6 -1 in Section 1.6 of this document.

The historical claims held by prior owners of the project and transferred as part of WCC’s plan of arrangement with Lumina Resources Corp. (“Lumina”) consist of the Casino “A”, “B” and “JOE” claims.

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From 2007 to 2010 Western Copper significantly increased size of the property by adding following claim blocks:

•	188 VIK mineral claims, covering an area of 3,416 ha, were staked in June 2007.

•	94 CC claims, covering an area of 1,933 ha, and the 63 BRIT claims, covering an area of 1,223 ha, were staked in late June 2008

•	136 AXS mineral claims, covering an area of 2,845 ha, were staked in October 2009

•	63 AXS mineral claims, covering an area of 1,318 ha, were staked in May 2010

Certain portions of the Casino property remain subject to royalty agreements in favour of Strategic Metals Ltd. (“Strategic Metals”) and to an option agreement with Wildrose Resources Ltd. (“Wildrose”) and Great Basin Gold Ltd. (“Great Basin”).

The royalties and agreements are as follows:

•	A 5% Net Profit Royalty on the Casino A, B and JOE claims in favour of Strategic Metals.

•

The Casino B claims are subject to an agreement between CRS and Wildrose whereby Wildrose agrees to maintain the Casino A and B claims in good standing until May 2, 2020. In exchange, Wildrose has the right to acquire the Casino B claims for $1 each, payable on May 2, 2020 subject to CRS reserving a 10% Net Profit Interest on the Casino B claims.

•

Wildrose may acquire the Casino B claims at any time prior to May 2, 2020 by making a CND$200,000 payment to CRS. The payment will relieve Wildrose of any further maintenance obligations respecting the Casino A claims.

•	CRS will pay CND$1,000,000 Production Payment to Great Basin within 30 days of a production decision.

1.3.5   Geology and Mineralization

The geology of the Casino deposit is typical of many porphyry copper deposits. The deposit is centred on an Upper Cretaceous-age; east- west elongated tonalite porphyry stock that intrudes Mesozoic granitoids of the Dawson Range Batholith and Palaeozoic schists and gneisses of the Yukon Crystalline Complex. Intrusion of the tonalite stock into the older rocks caused brecciation of both the intrusive and the surrounding country rocks along the northern, southern and eastern contact of the stock. Brecciation is best developed in the eastern end of the stock where the breccia can be up to 400 metres wide in plan view. To the west, and along the north and south contact, the breccias narrow gradually to less than 100 metres. Little drilling has been done at the western end of the tonalite stock and it is not known if the breccia is present along this contact. Intruded into the tonalite stock and surrounding granitoids and metamorphic rocks

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are younger, non-mineralized dykes of similar composition to the older tonalite stock and a late diatreme, which forms both pipe-like body in the west and a dyke-like body in the east. The overall dimensions of the intrusive complex are approximately 1.8 by 1.0 kilometres.

Primary copper, gold and molybdenum mineralization was deposited from hydrothermal fluids that exploited the contact breccias and fractured wall rocks. Better grades occur in the breccias and gradually decrease outwards away from the contact zone both towards the centre of the stock and outward into the granitoids and schists. A general zoning of the primary sulphides occurs with chalcopyrite and molybdenite occurring in the tonalite and breccias grading outward into pyrite dominated mineralization in the surrounding granitoids and schists.

1.3.6   Exploration and Sampling

Since the previous Pre-feasibility Study in 2008, Western Copper has drilled 26,239.75 m of core in 104 drill holes including 18 holes totalling 2,238.71 metres for geotechnical, hydrogeological and a single water well drill-hole. The focus of the bulk of the non-geotechnical drilling was on defining the margins of the mineralized body and on infilling areas of inferred mineralization to 100 metre spacing.

In 2010, all Pacific Sentinel’s historic drill core stored at the Casino Property was re-logged. The purpose of the re-logging was to provide data for the new lithology and new alteration models.

In 2009, Quantec Geoscience Limited of Toronto, Ontario performed Titan-24 Galvanic Direct Current Resistivity and Induced Polarization (DC/IP) surveys as well as a Magnetotelluric Tensor Resistivity (MT) survey over the entire grid. Magnetotelluric Resistivity results in high resolution and deep penetration (to 1 km) and The Titan DC Resistivity & Induced polarization provides reasonable depth coverage to 750 m.

1.3.7   Metal Pricing

The following table shows a summary of metal pricing that has been used for this report

Table 1.3 -1: Summary of Metal Pricing

	Copper	Gold	Molybdenum	Silver
Resources	$2.00/lb	$875.00/oz	$11.25/lb	$11.25/oz
Reserves	$2.75/lb	$950.00/oz	$15.00/lb	$15.00/oz
Financial Model	$3.04/lb	$1,061.34/oz	$17.58/lb	$17.80/oz

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1.3.8   Mineral Resource Estimate

Table 1.3 -2 summarizes the mineral resources for the Casino Project.

Table 1.3 -2: Mineral Resource-Inclusive of Mineral Reserve

Supergene and Hypogene Zones (Mill Resource)	Cutoff CuEq (%)	Ore Mtonnes	Copper (%)	Gold (g/t)	Moly (%)	Silver (g/t)	CuEq (%)
Measured Mineral Resource
Supergene Oxide	0.25	25	0.28	0.52	0.026	2.38	0.77
Supergene Sulfide	0.25	36	0.39	0.41	0.029	2.34	0.84
Hypogene	0.25	32	0.32	0.38	0.026	1.94	0.73
Total Measured Resource	0.25	93	0.34	0.43	0.027	2.21	0.78
Indicated Mineral Resource
Supergene Oxide	0.25	36	0.23	0.21	0.019	1.44	0.46
Supergene Sulfide	0.25	216	0.24	0.22	0.019	1.72	0.50
Hypogene	0.25	711	0.17	0.21	0.023	1.65	0.45
Total Indicated Resource	0.25	963.6	0.19	0.21	0.022	1.66	0.46
Measured/Indicated Mineral
Resource
Supergene Oxide	0.25	61	0.25	0.34	0.022	1.83	0.59
Supergene Sulfide	0.25	252	0.26	0.25	0.021	1.81	0.55
Hypogene	0.25	743	0.17	0.22	0.023	1.66	0.46
Total Meas/Indicated
Resource	0.25	1057	0.20	0.23	0.022	1.71	0.49
Inferred Mineral Resource
Supergene Oxide	0.25	26	0.26	0.17	0.010	1.43	0.41
Supergene Sulfide	0.25	102	0.20	0.19	0.010	1.49	0.38
Hypogene	0.25	1568	0.14	0.16	0.020	1.36	0.37
Total Inferred Resource	0.25	1696	0.14	0.16	0.019	1.37	0.37
Leached Cap/Oxide Gold Zone (Heap Leach Resource)	Cutoff Gold (g/t)	Ore Mtonnes	Copper (%)	Gold (g/t)	Moly (%)	Silver (g/t)	CuEq (%)
Measured Mineral Resource	0.25	31	0.05	0.52	0.025	2.94	N.A.
Indicated Mineral Resource	0.25	53	0.03	0.33	0.017	2.36	N.A.
Measured/Indicated
Resource	0.25	84	0.04	0.40	0.020	2.57	N.A.
Inferred Mineral Resource	0.25	17	0.01	0.31	0.008	1.93	N.A.
CuEq is based on metal prices of US$2.00/lb copper, $US875/oz gold, US$11.25/lb molybdenum, and US$11.25/oz silver and assumes 100% metal recovery.

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The supergene oxide, supergene sulfide and hypogene zones are mill resources and are tabulated at a 0.25% copper equivalent cutoff grade. Measured and indicated supergene and hypogene resources amount to 1.06 billion tonnes at 0.20% copper, 0.23 g/t gold, 0.022% molybdenum, and 1.71 g/t silver. Inferred resources is an additional 1.7 billion tonnes at 0.14% copper, 0.16 g/t gold, 0.019% molybdenum, and 1.71 g/t silver.

The leach cap contains heap leachable ore and is tabulated at a 0.25 g/t gold cutoff grade. Measured and indicated heap leach ore amounts to 84.0 million tonnes at 0.40 g/t gold, 2.57 g/t silver, and 0.04% copper. Inferred resource is an additional 17 million tonnes at 0.31 g/t gold, 1.93 g/t silver, and 0.01% copper.

Copper equivalent (CuEq) is determined using the following metal prices: Cu - US$2.00 / lb, Au - US$875.00 / oz, Ag - US$11.25 / oz and Mo - US$11.25 / lb and is calculated as follows:

CuEq % = (Cu %) + (Au g/t x 28.13/44.1) + (Mo % x248.06/44.1) + (Ag g/t x 0.36/44.1)

The copper equivalent calculation reflect gross metal content and does not apply any adjustment factors for difference in metallurgical recoveries of gold, copper, silver and molybdenum.

It is important to note that the mineral resources included in Table 1.3 -2 include the mineral reserves reported in the following section.

The current resource estimation for Casino was based on 305 drill holes, 34 of which were completed in 2009 and an additional 56 completed in 2010. In addition Western Copper geologists re-interpreted the geologic model during the 2010 field season, relogging older Pacific Sentinel drill holes from drilling in the 90’s. Finally the collar coordinates previously reported in Mine Grid Units were converted by Yukon Engineering Services to NAD83 UTM coordinates

1.3.9   Mineral Reserve Estimate

Table 1.3 -3 presents the mineral reserve for the Casino Project.

The mill ore reserve amounts to 975.8 million tonnes at 0.202% copper, 0.238 g/t gold, 0.0229% molybdenum, and 1.73 g/t silver. Heap leach reserve is an additional 81.6 million tonnes at 0.370 g/t gold, 2.55 g/t silver, and 0.041% copper.

For this reserve estimate, measured mineral resource was converted to proven mineral reserve and indicated mineral resource was converted to probable mineral reserve, with one exception. The low grade mill ore stockpile is considered probable mineral reserve regardless of the original classification of the in-situ material.

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Table 1.3 -3: Mineral Reserve

Mill Ore Reserve:	Ore Ktonnes	Tot Cu (%)	Gold (g/t)	Moly (%)	Silver (g/t)
Proven Mineral Reserve:
Direct Mill Feed/SOX	90,970	0.337	0.438	0.0276	2.23
Probable Mineral Reserve:
Direct Mill Feed/SOX	767,761	0.198	0.227	0.0240	1.73
Low Grade Stockpile	117,063	0.130	0.151	0.0123	1.32
Total Probable Reserve	884,824	0.189	0.217	0.0225	1.68
Proven/Probable Reserve
Direct Mill Feed/SOX	858,731	0.212	0.250	0.0244	1.79
Low Grade Stockpile	117,063	0.130	0.151	0.0123	1.32
Total Mill Ore Reserve	975,794	0.202	0.238	0.0229	1.73

Heap Leach Reserve:	Ore ktonnes	Gold (g/t)	Tot Cu (%)	Moly (%)	Silver (g/t)
Proven Mineral Reserve	29,558	0.494	0.052	n.a.	2.88
Probable Mineral Reserve	52,063	0.299	0.035	n.a.	2.37
Total Heap Leach Reserve	81,621	0.370	0.041	n.a.	2.55

1.3.10   Mining

A mine plan was developed to supply ore to a conventional copper sulphide flotation plant with the capacity to process 43.8 million tonnes per year. Oxide heap leach ore will be mined and stacked on the leach pad as it is encountered. The mine is scheduled to operate two 12 hour shifts per day, 365 days per year. This will require four mining crews. Crews would operate 7 days on 7 days off from a camp which is in on-site.

Mining is by conventional open pit methods with drilled and blasted rock loaded onto rigid frame haul trucks by large electric cable shovels.

1.3.11   Metallurgical Testing

Recent test work by METCON Research on the oxide cap material showed that good recoveries of gold and acceptable cyanide consumptions could be obtained by integrating the cyanide heap leach with the SART process. This process has been adopted for the pre-feasibility study.

Flotation testing by G&T Metallurgical from 2008 to 2011 indicated that copper concentrate grades of 28% copper could be routinely achieved at copper recoveries averaging 83% with a primary grind size of 80% passing 200 µm and a regrind of 80% passing 25 µm. Gold and silver will be recovered with the copper concentrate. Molybdenum will be recovered to a molybdenum concentrate in a separate flotation circuit.

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1.3.12   Processing Flowsheet

Mineral concentrates of copper and molybdenum will be produced by conventional flotation technology. Gold contained in the sulphide fraction of the flotation tailing will be recovered by leaching and CIL processing.

The grinding facility will consist of one 40 ft. diameter SAG mill followed by two 27 ft. diameter ball mills. This will be followed by a conventional flotation circuit consisting of tank and column cells with a separate circuit for molybdenum. Copper concentrate will be thickened, filtered and transported by highway legal haul trucks to the Port of Skagway, Alaska. Molybdenum concentrate will be dried and placed in super sacks for transport.

The design basis for the concentrator is 120,000 dry tonnes per day (dt/d). Ore grade to the mill process plant is estimated to average 0.202% copper, 0.0229% molybdenum, 0.238 g/t gold, and 1.73 g/t silver.

Oxide ore will be transported from the mine to a run of mine heap leaching facility by off-highway haulage trucks. Gold and silver bullion produced will be shipped by truck to metal refiners.

The design basis for oxide ore processing is 25,000 t/d. The overall oxide ore grade is estimated to average 0.37 grams/metric tonne (g/t) of gold, 2.55 g/t silver and 0.041% copper. Copper will be recovered, as a precipitate, by the SART process to control the quality of the leach solution. This precipitate will be shipped to smelters.

1.3.13   Metal Recoveries

The average metal recoveries expected from mill processing following the planned mill feed schedule are noted below:

•	Copper recovery to copper concentrate for sulphide ores, percent	83.0
•	Copper concentrate grade, percent copper	26
•	Gold recovery to copper concentrate for sulphide ores, percent	66
•	Molybdenum recovery to molybdenum concentrate, percent	57
•	Molybdenum concentrate grade, percent molybdenum	56
•	Silver recovery to copper concentrate for sulphide ores, percent	50
•	CIL pyrite tank circuit which recovers gold in the mill feed, percent	10

The metal recoveries expected from oxide ore processing are based on:

•	Gold recovery, percent	50
•	Silver recovery, percent	20
•	Copper recovery to SART precipitate, percent	20
•	Copper precipitate grade, percent copper	75

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1.3.14   Infrastructure

The region is serviced by excellent paved all-weather roads connecting the town of Carmacks, Yukon with Whitehorse and the Port of Skagway Alaska. With the completion of the 132 km Casino access road (Figure 1.7 -1), the project will have an all-weather access route through Carmacks to Whitehorse (approx. 380 km) and to the Port of Skagway (550 km). The Port of Skagway has existing facilities to store and load-out concentrates as well as facilities to receive bulk commodity shipments, fuels and connection to the Alaska Marine Highway. The Port of Skagway is developing plans to expand these facilities to better serve the expanding mining activity in the Yukon and Alaska. Figure 1.7 -4 shows a conceptual rendering of the proposed port facilities.

The City of Whitehorse is the government, financial and commercial hub of the Yukon with numerous business and service entities to support the project and represents a major resource to staff the project. Whitehorse has an international airport and provides commercial passenger and freight service for the region.

1.3.15   Power

An electrical power generation plant will be constructed at the Casino mine and concentrator complex to supply the electrical energy required for operation. The primary electrical power generation will be provided by gas turbine driven generators operating in combined cycle mode (GTCC) to produce up to 130 MW. Internal combustion engine (ICE) driven generators will provide another 19 MW of power for black start capability, emergency power, and to complement the gas turbine generation when required. The gas turbines will be fueled by natural gas. The internal gas combustion engines will have dual fuel capability allowing them to operate on diesel fuel or natural gas.

The ICE units will be installed early in the project to provide construction power and to provide power for the heap leach facility operation prior to the completion of the main power plant and start-up of the concentrator.

Power will be generated at 13.8 kV and stepped up to 34 kV at the main bus for distribution on site.

The study assumes that LNG will be imported from the soon to be constructed LNG export terminal at Kitimat, BC, through the port of Skagway Alaska, and thence to Casino. The LNG will be gasified at site and provide natural gas for the power generator drivers.

1.3.16   Water

The study anticipates that a well field will supply fresh and process makeup water. The wells are expected to be located south-west of the mine along a 20 km stretch of Dipp Creek and will be designed to supply a maximum of 2,000 m3/h. Twenty wells with associated piping matriculation are envisioned and have been costed as part of this study.

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A process return reclaim water system made up of a pump barge, booster station and pipeline will return tailings decant water to the process at a nominal rate of 2,500 m³/h. This system will also collect meteoric water that accumulates within the basin. At times, the accumulated water and decant return water may be sufficient for all process requirements, eliminating much of the pumping required from the well field.

1.3.17   Permits

The Yukon Environmental and Socio-economic Assessment Board (YESAB) assesses projects in Yukon for environmental and socio-economic effects under the Yukon Environmental and Socioeconomic Assessment Act (YESAA).

A positive YESAA Screening Report will lead to the three major permit approval procedures. The three major permits are:

•	The Quartz Mining License, including requirements for a reclamation and closure plan, from the Yukon Government Energy, Mines and Resources/ Minerals Management Branch.

•	The Type A Water Use License from the Yukon Water Board

•	The Metal Mining Effluent Regulation Schedule 2 Amendment from the Government of Canada.

The Yukon Government will determine the form and amount of security, or bond, to cover the mine reclamation and closure liability.

1.3.18   Operating Costs

Operating costs were determined as average costs over the life of the mine. The annual production basis for the sulphide concentrator is 43.8 million tonnes of ore producing approximately 252,000 tonnes of copper concentrates and 10,000 tonnes of molybdenum concentrates, also approximately 32,000 ounces of gold from the Pyrite CIL circuit The annual production basis for the oxide leach area is 11.7 million tonnes of ore producing approximately 47,000 ounces of gold, 191,000 ounces of silver, and 1,000 tonnes of copper precipitates. The sulphide milling operation bears all mining costs since the premise of the heap leach is that were it not for the heap leach, the material would be waste.

Table 1.3 -4 summarizes sulphide life of mine operating costs. Heap Leach costs are $2.96 per tonne of leach material for the life of mine.

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Table 1.3 -4: Sulphide Operating Costs

Sulphide Operations	C$ per tonne ore
Mining	$3.10
Processing	$6.24
General and Administration	$0.36
Total	$9.70

1.3.19   Capital Cost Estimate

The initial capital investment for complete development of the project is estimated to be $2.1 billion total direct and indirect cost (Table 1.3 -5). Of this figure, $1.92 billion are direct and indirect costs for mining, concentrator and infrastructure including access road and port infrastructure. The remaining $209 million is the cost of a complete mine site power plant as estimated by Kerr Wood Leidal Associates Ltd.

Table 1.3 -5: Capital Costs

(millions)
Mine (including pre-stripping)	$382
Mill & Flotation	$611
Tailings	$136
Heap Leach	$70
Sub-Total	$1,200
Engineering & Management	$164
Camp	$64
Power Plant (includes Heap power)	$209
Access Road	$99
Port	$5
Airstrip	$16
LNG Facility	$51
Contingency	$276
Owner's Costs	$44
Grand Total	$2,128

The life-of-mine sustaining capital for the processing plant is estimated at $419 million and for the mine is estimated at $156 million.

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1.3.20   Project Schedule

Construction of the mine and concentrator complex will begin in the 2nd quarter of 2015 and be completed in the 2nd quarter of 2019. The heap leach facility will be operational in the 3rd quarter of 2017. It is anticipated that the construction work force will peak at about 1600 persons at site with additional resources deployed along the route of the new access road.

It may be possible to accelerate the permitting timeline to move these dates forward by approximately 6 months.

Schedule milestones are as follows:

	Activity	Dates

•	Feasibility Study and associated predatory activities	May 2011 to March 2013

•	Permitting Program	January 2012 to August 2015

•	Basic Engineering	April 2013 to June 2014

•	Detail Engineering	July 2014 to January 2018

•	Limited notice to proceed with construction	February 2015

•	Earthwork and road construction	February 2015 to May 2017

•	Secure final financing and full notice to proceed	Oct 2015 to November 2015

•	Procurement	June 2014 to December 2018

•	Phased camp construction	August 2014 to July 2016

•	Airport construction	May 2015 to October 2016

•	Heap leach facilities construction	April 2016 to May 2017

•	Phased power plant construction	June 2016 to January 2019

•	Full production oxide plant	July 2017 to July 2024

•	Mill facilities construction	April 2018 to May 2019

•	Start-up mill with sulphide ore	May 2019 to December 2019

•	Full production sulphide mill	January 2020 to December 2042

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1.3.21   Financial Analysis

The base case for development of the Casino deposit will provide a pre-tax Internal Rate of Return (“IRR”) of 19.8% and an undiscounted Net Present Value (“NPV”) of $6.1 billion, based on 100% equity. The after-tax IRR is 16.4% with an undiscounted NPV of $4.3 billion. The base case financial evaluation uses LME three-year historical rolling average commodity prices as of the end of March 2011.

This approach is considered to be an industry standard and consistent with the guidance of the United States Securities and Exchange Commission. The values in this report are in Canadian currency, and assume an exchange rate of one to one between U.S. and Canadian dollars.

Table 1.3 -6 shows production and financial estimates for the life of the mine and for to the first four years of operation. Higher ore grades and greater concentrate production during the initial four years of operation provide an accelerated cash flow during this period and achieves capital payback in 3.3 years.

Table 1.3 -6: Production and Financial Estimates

	Years 1-4	Life of Mine
Average Annual Pre-Tax Cashflow ($,000)	$631,292	$336,762
Average Annual After-Tax Cashflow ($,000)	$575,884	$260,931
Average NSR (sulphide ore) ($/t)	$27.51	$19.80

Average Annual Mill Feed Grade
Copper (%)	0.310%	0.202%
Gold (g/t)	0.377	0.238
Silver (g/t)	2.113	1.727
Molybdenum (%)	0.025%	0.023%

Average Concentrate Production
Copper (dry ktonnes)	375	252
Molybdenum (dry ktonnes)	11	10

Average Annual Metal Production
Copper & Molybdenum Concentrate (M lb)
Copper (Mlbs)	232	155
Gold (kozs)	329	214
Silver (kozs)	1,395	1,178
Molybdenum (klbs)	13,143	12,222
Gold/Silver Dore’
Gold (kozs)	107	47
Silver (kozs)	163	191
Copper Precipitate
Copper (Mlbs)	1.9	2.1

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1.3.22   Author’s Recommendations and Conclusions

Based upon the encouraging financial performance indicated by the pre-feasibility study, M3 recommends Western Copper Corporation consider proceeding to full feasibility evaluation of the Casino property.

Western Copper Corporation should continue to further define the resource through exploration drilling, particularly in the more sparsely drilled area west of the main zone and deep drilling adjacent to the microbreccia pipe.

Western Copper Corporation should continue with the environmental studies and permitting efforts now underway.

Western Copper Corporation should continue with the engineering effort in support of permitting and to advance efforts toward preparation of a full feasibility study.

Western Copper Corporation should continue to monitor developments in the Yukon, northern British Columbia and Alaska to be in a position to participate in infrastructure development that might be beneficial to the advancement of the Casino project.

The Casino mineral occurrence can be successfully and economically exploited by proven mining and processing methods under the conditions and assumptions outlined in this report.

Opportunities exist to enhance the project’s economics, including:

•	Conversion of more inferred resources into measured and indicated

•	Increasing the overall resource

•	Sharing of infrastructure development costs with other parties

•	Refined engineering during the feasibility study

•	Investigation of closer sources of lime

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1.4   INTRODUCTION

1.4.1   Purpose

The purpose of this report is to provide an updated independent Technical Report and Reserve Estimate of the ore present on the Casino property, in conformance with the standards required by NI 43-101 and Form 43-101F. The estimate of mineral reserves contained in this report conforms to the CIM Mineral Resource and Mineral Reserve definitions (December, 2005) referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects.

M3 provided engineering services to design a process plant, ancillary, and support facilities needed to bring the Casino Project into full production at an optimum rate. The design work included additional engineering trade-off studies resulting in a workable and efficient plant design. This NI 43-101 is an update of the M3 report dated August 5th, 2008.

Based on both in-house designs and contributions by others consultants as detailed in Section 1.5, M3 prepared capital and operating cost estimates and performed an economic analysis to assess the economic viability of the project.

A conceptual design for an expansion to the existing concentrate storage facilities at the Port of Skagway was developed by M3 and WCC. These facilities would be developed by the Port of Skagway to serve WCC and other clients. This concept was used to estimate the operating cost to store and load-out WCC concentrates.

1.4.2   Sources of Information

The Casino Project was the subject of a 1995 scoping-level study titled “Pacific Sentinel Gold Corp., A Development Plan for Feasibility, Casino Project, Scoping Study and Overview Report, 25,000 TPD Open Pit Mine and Concentrator Complex.” It was also the subject of a 2008 pre-feasibility study conducted by M3, “Casino Project Pre-Feasibility Study, Yukon Territory, Canada.”

M3 and others also relied on a large body of metallurgical, geological, geotechnical and environmental data reports compiled by prior owners over the years. These reports as well as reports supplied by Western Copper are listed in References.

1.4.3   Personal Inspections

Various members of the project team conducted on-site inspections of the property. Among those visiting the site were the following:

•

Tim Oliver, recently resigned from M3 Engineering and Technology, Inc., and formerly project manager for this project, conducted a walking tour of the open pit area, processing plant, heap leach, tailings management facility and a helicopter oversight of the proposed all-weather road, the air strip, the fresh water withdrawal point and the water pipeline route during two trips to site during September 25, 2007 and July 21, 2008.

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•	Mike Hester, Independent Mining Consultants, conducted a walking tour of the open pit area and an examination of the core stored at the site on July 22, 2008.
•	Bruno Borntraeger, Knight Piésold Ltd., conducted a walking tour of the open pit area, processing plant, heap leach, and tailings management facility on July 21, 2008.
•	Jesse Duke, Ibex Valley Environmental Consulting, first inspected the site on May 9, 2008, and has made several visits in 2009 and 2010.
•	Ray Korpela, Associated Engineering Group, Ltd., performed a helicopter oversight of the proposed transportation routes and walked several of the sections on September 25th and 26th , 2007.
•	Scott Casselman, Casselman Geological Services Ltd, was a Site Project Manager at
•	Casino for 2008, 2009 and 2010 exploration programs.

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1.4.4   Units

This report generally uses the SI (metric) system of units, including metric tonnes. The term “tonne” rather than “ton” is commonly used to denote a metric ton, and is used throughout the report. Units used and abbreviations are listed in the table below.

Table 1.4 -1: Abbreviations Used in This Document

Units	Abbreviations
Amperes	A
Canadian dollars	$
Cubic meters	m³
Cubic meters per hour	m³/h
Current density	A/m²
Density	t/ m³
Hectares	ha
Hypogene	HYP
grams/liter	g/L
Kilo (1000)	k
Kilogram	kg
Kilometer	km
Kilotonnes	ktonnes
Liters	L
Liters per second	L/s
Mega (1,000,000)	M
Meters	m
Metric Tonne (1000 kg)	Tonne
Millimeters	mm
Overburden	OVB
Oxide Gold/Leached Cap	CAP
Parts per million	ppm
Sulphidization, Acidification, Recycling and Thickening	SART
Specific gravity	S.G.
Square meters	m²
Supergene sulphide	SUS
Supergene oxide	SOX
Temperature Celsius	°C
Temperature Fahrenheit	°F
Tonnage factor or specific volume	m³/tonne
Tonnes per day	t/d
Volts	V
Watts	W

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1.5   RELIANCE ON OTHER EXPERTS

In cases where the study authors have relied on contributions of the qualified persons listed below, the conclusions and recommendations are exclusively the qualified persons’ own. The results and opinions outlined in this report that are dependent on information provided by qualified persons outside the employ of M3 are assumed to be current, accurate and complete as of the date of this report.

Draft copies of reports received from other experts have been reviewed for factual errors by Western Copper Corporation and M3. Any changes made as a result of these reviews did not involve any alteration to the conclusions made. Hence, the statement and opinions expressed in these documents are given in good faith and in the belief that such statements and opinions are not false and misleading at the date of these reports.

1.5.1   Geology and Resource Definition

Geological characterization of the Casino deposit was revised by S. G. Casselman, P. Geo. in November, 2010. The resource estimate was updated by G. H. Giroux, P. Eng., MASc. in November, 2010.

Messrs. S. Casselman and G.H. Giroux are the qualified persons responsible for the geology and resources portion of the pre-feasibility study.

1.5.2   Reserves and Mine Engineering

Resources were converted to reserves by Independent Mining Consultants, Inc. (IMC). IMC also executed the mine engineering, scheduling and planning for the project.

Mr. Michael G. Hester, F Aus IMM of IMC is the qualified person responsible for the reserves and mine engineering portion of the pre-feasibility study.

1.5.3   Metallurgy and Process Engineering

G&T Metallurgical Services of Kamloops, BC, performed numerous metallurgical testing to advance the flotation process design. Tom Shouldice is the official contact for G&T Metallurgical Services. Western Copper managed and oversaw G&T’s work.

SGS Lakefield Research Limited of Lakefield, Ontario, performed a grinding circuit study. Mr. Carlos Lozano is the official contact for SGS Lakefield. Western Copper managed and oversaw SGS’s work.

METCON Research of Tucson, AZ, USA, performed metallurgical testing to advance design of the gold heap leach. Rodrigo Carneiro is the official contact for METCON Research. Western Copper managed and oversaw METCON’s work.

Tom Drielick, PE, and M3 staff and consultants, reviewed and evaluated metallurgical testing results from the tests listed above. In addition to supervising the effort, Mr. Drielick also

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reviewed and approved design criteria, flow sheets and equipment lists for the metallurgical processes.

1.5.4   Environmental and Permitting

A considerable amount of valuable base line work was complete by Hallam Knight Piésold in the early 90’s in support of the Pacific Sentinel Gold plans.

A new comprehensive baseline environmental program was initiated in 2008. This work continues and is intended to support a project proposal submission to the Yukon Environmental and Socioeconomic Assessment Board for an Executive Level Screening. The program includes work around the proposed mine site as well as along the proposed access corridor:

•	Hydrology, hydrogeology and water quality sampling and surveys;
•	Fish and fish habitat assessment;
•	Weather and air quality
•	Wildlife and wildlife habitat mapping and assessment;
•	Archaeological surveys;
•	Terrestrial surveys;
•	Socioeconomic analysis and surveys.

Jesse Duke, P.Geo of Ibex Valley Environmental Consulting Inc. is directing this work for Western Copper, which consists of a number of different consulting firms and a wide range of technical expertise required for the different disciplines.

1.5.5   Geotechnical

Knight Piésold Ltd. of Vancouver, BC, provided geotechnical consulting for the heap leach, tailings management, waste rock, plant foundations, and hydrometeorology. Graham Greenaway, P.Eng. is the official contact for Knight Piésold. Knight Piésold performed the work under WCC supervision. Bruno Borntraeger, P. Eng., is the qualified person on behalf of Knight Piésold.

1.5.6   Power Supply

Kerr Wood Leidal Associates, Ltd. performed a power supply study for the project. Ron Monk, P. Eng. is the official contact for Kerr Wood Leidal. Kerr Wood Leidal performed the work under WCC administration.

1.5.7   Transportation

Associated Engineering (B.C.) Ltd. assisted by Lauga & Associates Consulting, Ltd. performed updated of the studies of transportation options including selection and Pre-Feasibility-level design of the access road route. Associated Engineers and Lauga also prepared a report on port facility options. Ray Korpela is the official contact for Associated Engineers, and Tom Lauga, P. Eng. is the official contact for Lauga and Associates.

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In addition to the study efforts by Associated Engineering, M3 and WCC solicited and received a budgetary proposal for the transportation of concentrates and bulk commodities. The transportation costs for concentrates and bulk commodities used in the estimate are based on information from Trimac. The concentrate storage and load out was based on criteria developed by Alaska Industrial Development Authority (AIDA). M3 performed the research for and developed costs for handling and freight.

1.6   PROPERTY DESCRIPTION & LOCATION

1.6.1   Location

Whitehorse is the nearest commercial and population center with a population of over 23,000 people. Whitehorse is 380 km from the mine site via Carmacks and the proposed access road.

No human settlements can be described as “local.” The village of Carmacks is about 150 km SE and Pelly Crossing is about 115 km ENE. Beaver Creek, a tourist stop on the Alaskan Highway, is about 112 km WSW. Fairbanks, Alaska is 500 km WNW.

1.6.2   Property Description

The Selkirk First Nation Traditional Territory encompasses the project area in the central portion of the Yukon.

Characteristic wildlife in the region includes caribou, grizzly and black bear, dall sheep, moose, beaver, fox, wolf, hare, raven, rock and willow ptarmigan, and golden eagle.

The tops of hills and ridges are sparsely covered, most vegetation lies at the bottom and on the slopes of valleys. Vegetation consists of black and white spruce forests with aspen and occasionally lodgepole pine. Black spruce and paper birch prevail on permafrost slopes. Balsam poplar is common along floodplains. Scrub birch and willow form extensive stands in subalpine sections from valley bottoms to well above the tree line.

1.6.3   Option Agreements

The property interests of CRS in the Casino “A”, “B” and “JOE” mineral claims (Figure 1.6 -1) were assumed by WCC as a result of a plan of arrangement with Lumina Resources Corp. in November 2006.

On August 9, 2007, CRS, as a wholly owned subsidiary of Western Copper Corporation, exercised its option to acquire the 161 mineral claims that comprise the Casino “A” and “B” Claims, and the block of 23 “JOE” claims north and east of the Casino deposit in exchange for a $1 million cash payment to Great Basin Gold Ltd. (“Great Basin”).

In the event that a production decision is made to put the optioned portion of the Casino property into commercial production, CRS will pay Great Basin Gold Ltd. an additional $1,000,000.

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1.6.4   Agreements and Royalties

On the basis of prior agreements of CRS certain portions of the Casino property remain subject to royalty agreements in favour of Archer, Cathro and Associates (1981) Ltd. (“Archer Cathro”), and to an option agreement with Wildrose Resources Ltd. (“Wildrose”).

The royalties and agreements are:

•	A 5% Net Profit Royalty on the Casino A, B and JOE claims in favour of Strategic Metals.

•

The Casino B claims are subject to an agreement between CRS and Wildrose whereby Wildrose agrees to maintain the Casino A and B claims in good standing until May 2, 2020. In exchange, Wildrose has the right to acquire the Casino B claims for $1 each, payable on May 2, 2020 subject to CRS reserving a 10% Net Profit Interest on the Casino B claims.

•

Wildrose may acquire the Casino B claims at any time prior to May 2, 2020 by making a CND$200,000 payment to CRS. The payment will relieve Wildrose of any further maintenance obligations respecting the Casino A claims.

•	CRS will pay CND$1,000,000 Production Payment to Great Basin within 30 days of a production decision.

1.6.5   Placer Claims

There are 28 active placer claims staked around Canadian Creek that overlap the Casino property mineral claims.

In the summer of 2009, an additional 5-mile Placer Lease was staked along the Casino Creek and a 3-mile Placer Lease was staked along the Britannia Creek.

All placer claims are held by others and are in good standing. There are no pre-existing agreements relating to the overlapping placer claims.

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Figure 1.6-1: Casino Property Claims and Agreements

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1.7   ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

1.7.1   Accessibility

The Casino Mine is located in Central Yukon, roughly 150 km due northwest of Carmacks, at approximately N62° 44’ 25”, W138° 49’ 32”. Current site access is by small aircraft using the existing 760 m airstrip (Figure 1.7 -2) by a combination of boat/barge and vehicle along the Yukon River from Minto or by winter road.

Associated Engineering examined various route options for a year-round access road. All the options are considered viable however the selected option which appears to have the least environmental impact and the greatest stakeholder support is a new, 132 km, unpaved road from the end of the Freegold Road approximately 70 km northwest of the village of Carmacks. This new road will generally follow the old Casino trail which was pioneered many years ago and is still used in the Casino area. The Freegold Road will be improved and maintained by the Yukon government; the balance of the road into site will be the responsibility of Western Copper; however, it is expected that other potential users along the road may contribute. The selected road for the purpose of this study is as illustrated in Figure 1.7 -1.

Either road or barge service will provide early access for construction equipment, camp construction and initial equipment. A new barge landing area at the confluence of Britannia Creek and the Yukon River was prepared in 2010 and the lower 10 km of the 23 km road to the site realigned to avoid all but one creek crossing at Canadian Creek. That creek crossing will be replaced by a 15 m bridge in 2011, completely eliminating all creek crossings along the road and providing much more flexibility in terms of access along the road.

The project plan includes a new 2,000 m airstrip and building for employee transport to and from the site. The airstrip is planned to be located about 15 km southwest of the mine on a flat area downstream of the TMF embankment adjacent to Dip Creek. Figure 1.7 -2 shows the location of the proposed new airstrip.

Figure 1.7 -3 shows the existing airstrip and camp.

Figure 1.7 -4 shows a conceptual rendering of an upgraded port facility in Skagway to handle shipping.

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N
CASINO MINE SITE
MINTO LANDING
PROPOSED CASINO MINE ACCESS ROAD
EXISTING FREEGOLD ROAD
CARMACKS
YUKON
PLATEAU
PLATEAU

Figure 1.7-1: Proposed New Access Road

Proposed Casino Mine access road will be an all-weather gravel road connecting the Casino Mine site to the end of the existing paved Freegold road.

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N
CASINO
MINE SITE
Patton Gulch
Patton Hill
TAILINGS DAM
Casino
Rude
LESLIE RIDGE
Creek
Victor
RIDGE
Dip
PROPOSED NEW AIRSTRIP
N 6 945 094.722
E 606 113.336

Figure 1.7 -2: Proposed New Airstrip Location

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Figure 1.7-3: Current Casino Airstrip and Camp Site

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Conceptual Rendering
Western Copper Corporation
Port of Skagway

Figure 1.7-4: Conceptual Rendering of Skagway Port Facilities

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1.7.2   Climate

The climate in the Dawson Range is subarctic. Permafrost is widespread on north-facing slopes, and discontinuous on south-facing slopes. WCC installed an automated weather station at the site in 2009 and collected a certain amount of data. The mean monthly temperatures and precipitation values are presented in Table 1.7 -1.

Table 1.7 -1: Mean monthly temperature and precipitation values

Location	Parameter
Casino Project Station (EI, 1,200m)	Precipitation (mm)	Temperature (°C)
Jan	25	-18.1
Feb	19	-14.2
Mar	16	-8.2
Apr	15	-0.1
May	42	5.7
Jun	74	9.8
July	103	11.1
Aug	65	9.1
Sept	49	4.4
Oct	35	-3.3
Nov	31	-12.7
Dec	26	-16.5
Annual	500	-2.7

1.7.3   Physiography

The Casino property is located in the Dawson Range, a north-westerly trending belt of well-rounded ridges and hills that reach a maximum elevation of about 1,675 m. The hills rise above the Yukon Plateau, most of which has been peneplaned at about 1,250 m and deeply incised by mature dendritic drainages that are part of the Yukon River watershed. Although the Dawson Range escaped Pleistocene continental glaciation, minor alpine glaciation has produced a few small cirques and terminal moraines.

Local elevations range from 1,580 m on a ridge along the western property boundary to 430 m on the banks of the Yukon River at Britannia Creek.

The deposit area is situated on a small divide. The northern part of the property drains to Canadian Creek and Britannia Creek into the Yukon River. Drainage from the southern part of the property flows southward via Casino Creek to Dip Creek to the Donjek River and thence northward to the Yukon River.

Outcrop is rare on the property being restricted to a few widely spaced tors on ridge crests. Soil development is variable ranging from coarse talus and immature soil horizons at higher elevations to a more mature soil profile and thick organic accumulations on the valley floors.

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1.8   HISTORY

The Casino Property has had a long and varied exploration history. The first documented placer claims in the immediate area were recorded in April 1911, following a placer gold discovery on Canadian Creek by J. Britton and C. Brown. In 1917, D.D. Cairnes, of the Geological Survey of Canada, recognized huebnerite (MnWO4) in the heavy-mineral concentrates of the placer  workings. He suggested that the gold and tungsten mineralization was derived from an intrusive complex on Patton Hill (which is now recognized as the core of the Casino porphyry deposit). The total placer gold production is unknown; the most recent work (1980-1985) yielded about 50 kg (1615 troy ounces) of gold. During the Second World War, a small amount of tungsten was recovered.

The first mineral claims at Casino were staked by N. Hansen in 1917. In 1936 silver-lead-zinc veins were discovered by J. Meloy and A. Brown approximately 3 km south of the Canadian Creek placer workings. Over the next several years the Bomber and Helicopter vein systems were explored by hand trenches and pits. The Helicopter claims were staked in 1943 and the Bomber and Airport groups in 1947.

From 1948 to 1967 the focus of exploration on the property was for lead-silver mineralization at the Helicopter and Bomber veins. The property was optioned to Noranda in 1948 and then to Rio Tinto in 1963. During this time trenching, mapping and sampling were conducted.

In 1963, L. Proctor purchased the claims and formed Casino Silver Mines Limited to develop the silver-rich veins. Between 1965 and 1980, the silver-bearing veins were explored and developed intermittently by underground and surface workings. In total, 372.5 tonnes of hand-cobbed argentiferous galena, assaying 3689 g/t Ag, 17.1 g/t Au, 48.3% Pb, 5% Zn, 1.5% Cu and 0.02% Bi, were shipped to the smelter at Trail, British Columbia.

B. Hestor noted that the area had porphyry deposit potential in 1963, but his observations did not become generally known. In 1967, the porphyry potential was recognized again, this time by A. Archer and separately by G. Harper. Archer's evaluation led to the acquisition of Casino Silver Mines Limited by the Brynelsen Group, and from 1968 to 1973 exploration was directed jointly by Brameda, Quintana, and Teck Corporation towards a porphyry target. Exploration included extensive geophysical and trenching program, but it was mainly thanks to the soil geochemistry, that the porphyry deposit was discovered in 1969.

Following the porphyry discovery, various parties including Brameda Resources, Quintana Minerals and Teck Corporation drilled the property. During this period (between 1969 and 1973), 5,328 m of reverse circulation drilling in 35 holes and 12,547 m of diamond drilling in 56 holes was completed.

In 1991, Archer, Cathro & Associates (1981) Ltd. optioned the property and assigned the option to Big Creek Resources Ltd. A drill program in 1992 consisting of 21 HQ (63.5 mm diameter) holes totalling 4,729 m, systematically assessed the gold potential in the core of the deposit for the first time. The larger-sized core gave better recovery and more reliable assays than earlier drilling.

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In 1992, Pacific Sentinel Gold Corp. (PSG) acquired the property from Archer Cathro and commenced a major exploration program. The 1993 program included surface mapping and 50,316 m of HQ and NQ (47.6 mm diameter) drilling in 127 holes. All but one of the 1992 drill holes were deepened in 1993.

In 1994, PSG drilled an additional 108 drill holes totalling 18,085 metres. This program completed the delineation drilling set out in 1993 and investigated various geological, geotechnical, structural, and environmental aspects of the project. In addition, PSG performed a considerable amount of metallurgical, geotechnical and environmental work and completed a scoping study in 1995. The scoping study envisioned a large-scale open pit mine, conventional flotation concentrator that would produce a copper-gold concentrate for sale to Pacific Rim smelters.

First Trimark Resources and CRS Copper Resources obtained the property and using the Pacific Sentinel Gold data published a Qualifying Report on the property in 2003 to bring the resource estimate into compliance with National Instrument 43-101 requirements. The two firms combined to form Lumina Copper Corporation in 2004. An update of the Qualifying Report was issued in 2004.

Western Copper Corporation acquired Lumina Copper Corporation, and the Casino Deposit, in November 2006.

In 2007, Western Copper conducted an evaluation of the Bomber Vein System and the southern slope of the Patton Hill by VLF-EM and Horizontal Loop EM survey and soil geochemistry. Environmental baseline studies were also initiated in 2007.

In 2008, Western Copper reclaimed the old camp site, constructed a new exploration camp next to the Casino airstrip and commenced with the drilling. Three drill holes (camp water well and two exploration holes) totalling 1,163 m were drilled. Main purpose of the drilling was to obtain fresh core samples for the metallurgical and waste characterization tests. Both exploration holes twinned PSG’s holes so their role was also to confirm historic copper, gold and molybdenum grades. A pre-feasibility study was done in 2008 by M3 for Western Copper Corporation.

In 2009, Western Copper completed 22.5 km of DC/IP surveying and MT surveying using the Quantec Geosceiences Ltd Titan system. As well, the company drilled 10,943 meters in 37 diamond drill holes. 27 holes were infill holes drilled to convert inferred and non-defined material to measured and indicated. Infill drilling covered the north slope of the Patton Hill that was mapped as “Latite Plug” on PSG maps. Drilling has identified supergene Cu mineralization and Mo mineralization in this area. The remaining 10 holes, totalling 4,327 m, were drilled to test geophysical targets.

In 2010, infill and delineation drilling continued with most of the drilling done to the North and West of the deposit as outlined by PSG. The drilling program also defined hypogene mineralization at the southern end of the deposit. In addition, the company drilled a series of geotechnical holes at the proposed tailings embankment area and within the pit and several holes for hydrogeological studies.

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A breakdown of 2010 drilling by Western Copper is as follows:

•	46 exploration holes for 12,046.19 m
•	4 combined geotechnical/hydrogeological holes for 1,170.50 m
•	6 geotechnical holes in the tailings embankment area for 395.21 m
•	6 hydrogeological holes for 519.08 m
•	1 water well for 153.92 m

The total meterage drilled by Western Copper from 2008 to 2010 is 26,239.75 m.

1.9 GEOLOGICAL SETTING

The Casino deposit occurs in an overlapping zone of the Yukon Cataclastic Terrane to the north and the Yukon Crystalline Terrane to the south (Templeman-Kluit, 1976). An elongate band of ultramafic rocks 1 km north of the Casino deposit may occur along a major tectonic suture, which separates the two terranes. The southern terrane contains the Dawson Range Batholith with scattered roof–pendants and blocks of the Yukon Metamorphic Complex. The northern terrane is dominated by rocks of the Yukon Metamorphic Complex with scattered intrusions of the Coffee Creek Suite which are petrographically distinct from the Dawson Range Batholith. The latter are similar to rocks near Mount Nansen dated at 104 Ma. The regional geology is illustrated in (Figure 1.9 -1) summarizes the major units with isotopic ages. All isotopic dates are based on U-Pb ratios in zircons analyzed by J.R. Mortensen.

Table 1.9 -1: Major Geological Units

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139°0'0"W
138°45'0"W
138°30'0"W
N
Yukon River
62°45'0"N
62°45'0"N
138°45'0"W
138°30'0"W
LEGEND
Lower Eocene - Skokum volcanics
Early Tertiary - Nisling Range Suite intrusions
Late Cretaceous - Prospector Mountain Suite intrusions
Mid Cretaceous - Dawson Range intrusions
Wolverine Metamorphic Complex
Devonian to Mississippian - Nasina Assemblage meta-sediments
Late Devonian to Mississippian - Pelly Gneiss
Casino Property
1:200,000
0 5 Kilometers
WESTERN COPPER CORPORATION
CASINO PROPERTY
REGIONAL GEOLOGY
November 16, 2010
Casselman Geological Services Ltd

Figure 1.9 -1: Regional Geology

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1.10   DEPOSIT TYPES

The geology of the Casino deposit is typical of many porphyry copper deposits. The deposit is centred on an Upper Cretaceous-age, east-west elongated tonalite porphyry stock that intrudes Mesozoic granitoids of the Dawson Range Batholith and Paleozoic schists and gneisses of the Yukon Crystalline Complex. Intrusion of the tonalite stock into the older rocks caused brecciation of the both the intrusive and the surrounding country rocks along the northern, southern and eastern contact of the stock. Brecciation is best developed in the eastern end of the stock where the breccia can be up to 400 metres wide in plain view. To the west, along the north and south contact, the breccia’s narrow gradually to less than 100 metres. Little drilling has been done at the western end of the tonalite stock and it is not known if the breccia is present along this contact. Intruded into the tonalite stock and surrounding granitoids and metamorphic rocks are younger, non-mineralized dykes of similar composition to the older tonalite stock and a late diatreme, which forms both pipe-like body in the west and a dyke-like body in the east. The overall dimensions of the intrusive complex are approximately 1.8 by 1.0 kilometres.

Primary copper, gold and molybdenum mineralization was deposited from hydrothermal fluids that exploited the contact breccias and fractured wall rocks. Better grades occur in the breccias and gradually decrease outwards away from the contact zone both towards the centre of the stock and outward into the granitoids and schists. A general zoning of the primary sulphides occurs with chalcopyrite and molybdenite occurring in the tonalite and breccias grading outward in to pyrite dominated mineralization in the surrounding granitoids and schists. Alteration accompanying the sulphide mineralization consists of an earlier phase of potassic alteration and a later overprinting of phyllic alteration. The potassic alteration typically has secondary biotite, K-feldspar as pervasive replacement and veins, stockworks of quartz and anhydrite veinlets. Phyllic alteration consists of sericite and silicification in the form of replacements and veins.

The Casino Copper deposit is unique amongst the known Canadian porphyry copper deposits in having a well-developed secondary enriched blanket of copper mineralization similar to those found in deposits in Chile and the Southwest United States such as Escondida and Morenci. Unlike other porphyry deposits in Canada, the Casino deposit’s enriched copper blanket was not eroded by the glacial action of ice sheets during the last ice age as this part of Yukon was ice free. At Casino, weather during the Tertiary Period leached the copper from the upper 70 metres of the deposit and re-deposited it lower in the deposit. This created a layer- like sequence consisting of an upper leached zone up to 70 metres thick where all sulphide minerals have been oxidized and copper removed leaving behind a bleached, iron oxide leached cap containing residual gold. Beneath the leached cap is a zone up to 100 metres thick of secondary copper mineralization consisting primarily of chalcocite and minor covelite with a thin, discontinuous layer of copper oxide minerals at the upper contact with the leach cap. The copper grades of the enriched, blanket-like zone can be up to twice that of the underlying non weathered primary copper mineralization. Beneath the secondary enriched mineralization the primary mineralization consists of pyrite, chalcopyrite and lesser molybdenite. The primary copper mineralization is persistent at depth and is still present at the bottoms of the deepest drill holes over 600 metres from surface.

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1.11   MINERALIZATION

1.11.1   Hypogene Mineralization

Mineralization of the Casino Cu-Au-Mo deposit occurs mainly in the steeply plunging, in-situ contact breccia surrounding the Patton Porphyry intrusive plug by crystallization and ex-solution of hydrothermal fluids from late Cretaceous magmas of the Prospector Mountain Plutonic Suite. Mineralization was superimposed onto the Prospector Mountain Plutonic suite, as well as in surrounding mid-Cretaceous intrusions of the Dawson Range Batholith. The breccia forms an ovoid band around the main porphyry body with dimensions up to 250 metres, and has an interior zone of potassic alteration surrounded by discontinuous phyllic alteration, typical of some porphyry deposits

Hypogene mineralization occurs throughout the various alteration zones of the Casino Porphyry deposit, as mineralized stock-work veins and breccias. Field relationships show that the potassic alteration came first as mineralized quartz veins of the phyllically altered zones, cut those of the potassically altered zones; Re-Os age dating showed that the dates of the potassic and phyllic alteration are contemporaneous at around 74.4 +/- 0.28 Ma. Significant Cu-Mo mineralization is related to the potassically- altered breccia surrounding the core Patton Porphyry, as well as in the adjacent phyllically-altered host rocks of the Dawson Range Batholith.

Mineralization in the potassic zone is mainly finely disseminated pyrite, chalcopyrite, molybdenite as well as trace sphalerite and bornite. The phyllic zones have increased gold, copper, molybdenite, and tungsten values concentrated in disseminations and veins of pyrite, chalcopyrite, and molybdenite along the inner side of the pyrite halo. The pyrite halo follows the potassic-phyllic contact, within the phyllic zone, and discontinuously surrounds the main breccia body. It is host to the highest Cu values on the property.

1.11.2   Hydrothermal Alteration

Crystallization and ex-solution of hydrothermal fluids from Patton porphyry magmas produced porphyry style Cu-Mo-Au mineralization. Therefore, the Patton Porphyry, and associated intrusion breccia, is genetically related to the Cu-Mo-Au mineralization of the deposit.

Hydrothermal alteration at the Casino property consists of a potassic core centered on and around the main Patton Porphyry body, in turn bordered by contemporaneous, strongly developed and fracture controlled phyllic zone, a weak propylitic zone, and a secondary discontinuous argillic overprint. Mineralized stockwork veins and breccias on the Casino Property are closely associated with the hydrothermal alteration.

1.11.3   Supergene Mineralization

The Casino deposit is unusual among Canadian porphyry deposits as it has a substantially preserved, outcropping oxide gold leached cap; an upper well-developed, copper enriched supergene zone; and a lower copper-gold hypogene zone.

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Leached Cap Mineralization (CAP)

The Leached Cap (oxide gold zone) is gold-enriched and copper-depleted due to supergene alteration processes as well as the lower specific gravity of this zone relative to the other supergene zones. It averages 70 metres thick and is characterized by boxwork textures filled with jarosite, limonite, goethite, and hematite. This weathering has completely destroyed rock textures and replaces most minerals with clay. The resulting rock is pale gray to cream in colour and is friable to the touch, and the clay is often stained yellow, orange, and/or brown by iron oxides. The weathering is most intense at the surface and decreases with depth.

Supergene Oxide Mineralization (SOX)

The poorly defined Supergene Oxide zone is copper-enriched, with trace molybdenite. It exists as a few perched bodies within the leached cap likely due to more recent fluctuations in the water table. This zone is thought to be related to present day topography, and is best developed where oxidation of earlier secondary copper sulphides occur above the water table, on well drained slopes. Where present, the supergene oxide zone averages 10 metres thick, and can contain chalcanthite, malachite and brocanthite, with minor azurite, tenorite, cuprite and neotocite. Where present, the supergene copper oxide zone grades into the better-defined supergene copper sulphide zone.

Supergene Sulphide Mineralization (SUS)

Supergene copper mineralization occurs in an up to 200 metre-deep weathered zone below the leached cap and above the hypogene. It has an average thickness of 60 metres and is positively correlated with high grade hypogene mineralization, high permeability, and phyllic and/or outer potassic alteration. Grades of the Supergene sulfide zone vary widely, but are highest in fractured and highly pyritic zones, due to their ability to promote leaching and chalcocite precipitation.

Table 1.11 -1 summarizes the main minerals identified in the Leached Cap and Supergene zones.

Table 1.11 -1: Leached Cap & Supergene Minerals

Zone	Minerals Present	Average Thickness
Leached Cap	jarosite, goethite, hematite, ferrimolybdite	70 metres
Supergene Oxide	chalcanthite, brochantite, malachite, azurite, tenorite, cuprite, neotocite, copper WAD native copper, copper-bearing goethite	10 metres
Supergene Sulphide	digenite, chalcocite, minor covellite, bornite, copper-bearing goethite	60 metres

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1.12   EXPLORATION

This section describes Western Copper’s exploration programs from 2008 through 2010 at the Casino Property. Prior exploration activities are described in the History Section of this report.

1.12.1   2008 Drilling Program

In 2008 Western Copper drilled three drill holes (camp water well and two exploration holes) totalling 1,163 m. The main purpose of the drilling was to obtain fresh core samples for the metallurgical and waste rock characterization tests. Both exploration holes twinned PSG’s holes and their role was also to confirm historic copper, gold and molybdenum grades.

1.12.2   2009 Titan TM Geophysical Survey

Between July 16 and 29, 2009, Quantec Geoscience Limited of Toronto, Ontario performed Titan-24 Galvanic Direct Current Resistivity and Induced Polarization (DC/IP) surveys as well as a Magnetotelluric Tensor Resistivity (MT) survey over the entire grid. Magnetotelluric Resistivity results in high resolution and deep penetration (to 1 km) and The Titan DC Resistivity & Induced polarization provides reasonable depth coverage to 750 m.

The survey grid was centered on the Casino deposit covering 2.4 km by 2.4 km area. The grid consisted of nine (9) lines, spaced 300 m apart, each 2.4 km long and at an azimuth of approximately 64 degrees (perpendicular to Casino Creek Fault).

Results of Titan survey were used by Quantec to identify a series of drill targets within the survey grid and adjacent to the known mineralization. 10 holes, totalling 4,327 m, were drilled to test geophysical targets. Several distal PB-Zn veins and arsenopyrite rich veins were intercepted during this drilling, but porphyry copper mineralization wasn’t found.

Results of Titan survey were later used to interpret structures within and around the Casino deposit.

1.12.3   2009 Drilling Program

In 2009 the company drilled 10,943 meters in 37 diamond drill holes. 27 holes (6,616 m) were infill holes drilled to upgrade inferred and non-defined material to measured and indicated classes. Holes CAS-004 and CAS-007 were designed to test inferred grades at the bottom of the proposed pit. Most of the infill drilling was done on the north slope of Patton Hill that was mapped as “Latite Plug” on PSG maps. Drilling has identified supergene Cu mineralization and Mo mineralization in this area.

1.12.4   2010 Drilling Program

In 2010, infill and delineation drilling continued with most of the drilling done to the North and West of the deposit as outlined by PSG. The drilling program also defined hypogene mineralization at the south end of the deposit. In addition, the company drilled a series of

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geotechnical holes at the proposed tailings embankment area and within the pit. Several hydrogeological holes were also drilled in 2010.

A breakdown of 2010 drilling by Western Copper is as follows:

•	46 exploration holes for 12,046.19 m

•	4 combined geotech/hydrogeo holes for 1,170.50 m

•	6 geotech holes in the tailings embankment area for 395.21 m

•	6 hydrogeological holes for 519.08 m

•	1 water well for 153.92 m

The total meterage drilled by Western Copper from 2008 through 2010 is 26,239.75 m in 104 drill holes.

1.12.5   2010 Re-logging Program

From April to June 2010 all Pacific Sentinel’s core stored at the Casino Property was re-logged. The purpose of the re-logging was to provide data for the new lithology and new alteration models. All previously logged lithologies were grouped in four generalized lithological groups:

•	WR – Dawson Range batholith granodiorite, diorite and earlier metamorphic rocks

•	PP – Patton porphyry

•	IX – intrusion breccia formed between Patton porphyry and Dawson range rocks

•	MX – post-mineral explosion breccia

Alteration assemblages were re-logged according to the following criteria:

•	Potassic – K-spar or biotite altered rocks

•	Phyllic – Sericitised, Qz-Ser and silicified rocks

•	Propylitic – marked with the first appearance of secondary epidote and chlorite

•	Argillic – argillic as the result of supergene weathering, not as hydrothermal alteration.

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1.13   DRILLING

The drilling for 2008 to 2010 was contracted to Kluane Drilling Ltd. from Whitehorse, Yukon. Up to three hydraulic diamond drills were utilized.

Water for the drilling was pumped from Canadian Creek (Canadian Creek bend, location of the old placer camp) and from Casino Creek.

Drilling was carried out from March through November. Conditions in the late winter and fall required winter-type drilling equipment. The main challenges during the winter drilling were water supply due to the low water level in both creeks and freezing of long water lines.

All drilling was done using “thin wall” drill rods. Holes CAS-001 to CAS-007 were HTW size (core diameter 70.92 mm) and the remainder of the drilling was done primarily in NTW core size (core diameter 56.00 mm). In few cases holes were reduced to BTW core size (core diameter 42.00 mm).

Core recoveries were consistently in the 80% to 90% range in the Leached Cap and Supergene zones and 90% to 100% in the hypogene zone.

Down-hole orientation surveying was performed using an Icefield Tools MI3 Multishot Digital Borehole Survey Tool for holes CAS-002 to CAS-076. For holes CAS-077 to CAS-085, and the geotechnical and hydrogeological holes, a Reflex Instruments downhole survey instrument was used.

Western Copper continued the drilling pattern established by PSG, utilizing a vertical drill hole orientation, for the most part and a nominal 100 metre grid spacing. Later in the program, Western Copper drilled a series of inclined holes in the northern part of the deposit. Several inclined holes were also drilled in the Western part of the deposit to establish contacts with the post-mineral explosion breccia and to confirm orientation of the proposed N-S structure.

Geostatistics done in 2010 have shown that the 100 m spacing was sufficient for supergene mineralization which prevails in this area. The same studies have shown that the 100 m drill hole spacing is only marginally sufficient for hypogene copper mineralization.

Work performed prior to 1992 is shown in Figure 1.13 -1 and drilling that took place in 1992 to 1994 is shown in Figure 1.13 -2

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Figure 1.13 -1: Casino Property Drilling Pre-1992
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Figure 1.13 -2: Casino Property Drilling 1992 - 1994

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1.14   SAMPLING METHOD AND APPROACH

1.14.1   Core Processing

At the drill site, core was placed into wooden core boxes directly upon emptying the core tube. A wooden block marked with the depth in feet and meters was placed in the core box upon the completion of each drill run, which in good conditions was 10 feet. Core boxes were transported by drilling company truck less than 5 km to the core logging facility adjacent to the Casino airstrip. There, core boxes were laid out in sequence on elevated tables in the core shack.

Boxes were labelled with black felt tip pens and embossed steel tags containing hole number, box number and interval of core within the box. Geotechnical data including core recovery, RQD, hardness and natural breaks were recorded for each drill run, as marked by the wooden core run blocks. This information was recorded by the geologist or trained logging assistant under direct supervision of a geologist. Logging of the geotechnical data followed codes and format outlined in a project specific manual prepared by Knight Piésold.

The geologist recorded key geologic information including lithology, zone, mineralization and alteration. The data was entered directly into a Microsoft Excel table for each drill hole. The codes and logging form followed as close as possible the format outlined in the Pacific Sentinel’s logging procedures. The 4-letter lithology codes, 3-letter copper mineralization zone codes and 4-digit alteration codes used in 2008-2010 drilling programs were all developed by Pacific Sentinel.

Core was photographed after the geology log was completed and after the sampling intervals were marked.

1.14.2   Core Sampling

Sample intervals were marked by the geologist on the core generally at 3-meter-long intervals or at geological contacts.

In 2008, all samples were split using a conventional core splitter. In 2009, about 150 samples were split with a core splitter at the beginning of the program. From then on, in 2009 and 2010, all samples were cut with a core saw. All samples were split or cut on site and placed in individually labelled plastic sample bags with the unique sample number selected by the geologist logging the hole. The core samples were split lengthwise with half of the core placed in the sample bag, the other half returned to the core box. The samples were sent to ALS Chemex Labs in North Vancouver for analysis.

In 2008, 422 drill core samples were collected; in 2009, 3,832 drill core samples were collected; and in 2010, 4,768 drill core samples were collected.

Quality control procedures for earlier work (1992-1993 and 1994) are shown in Figure 1.14 -1 and Figure 1.14 -2.

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# PACIFIC SENTINEL GOLD CORPORATION
## Casino Project
## 1992-1993 Drill Core Flow Chart

±3 m
HQ and NQ Core Samples
Cored Portions of 1992 - 1993 Drill Holes
Samples Transported to Casino Core Facility
Photographs Archived
Core Photography
Core Mechanically Split
Logged, Photographed & Sampled at PSG Core Logging Facility
Remaining Core Stored in Boxes at Casino Site
½ Core Remainder
½ Core Original Split e.g. 642559
½ Core Samples Shipped by Air Charter to Whitehorse YT then Air Freight to Vancouver BC
Sample Dried, Weighed & Crushed to 60% -10 Mesh (or better)
Coarse Sample 10 to 15 kg e.g. 563010
Samples Prepared at Chemex Labs Ltd. North Vancouver, BC
Selected Duplicate Splits Renumbered
Selected Duplicate Splits to Min-En Laboratories N. Vancouver, BC
10-15 kg Crushed Reject
±250 g Duplicate Coarse Split e.g. 1618
±250 g Regular Coarse Split e.g. 563081
Riffle Split
±250 g Duplicate Coarse Split e.g. 563081
Rejects Stored for 5 Years
Pulverized to 98% -150 Mesh
Pulverized to 98% -150 Mesh
100 - 200 g Pulp Reject
Riffle Split
Riffle Split
±125 g Duplicate Pulp e.g. 1618
±125 g Regular Pulp e.g. 563081
±125 g Duplicate Pulp e.g. 563081
Pulps Stored at PSG Warehouse Surrey, BC
Regular Samples Chemex Labs Ltd, N. Vancouver BC Duplicate Samples by Lab Truck to Min-En Laboratories N. Vancouver BC
Duplicate Au Cu Analysis ALS Chemex N. Vancouver BC
Regular Au Cu Mo ICP Analysis ALS Chemex N. Vancouver BC
Duplicate Au Cu Analysis Min-En Labs N. Vancouver BC
Au 30 g Fire Assay AA Finish Cu Mo (as MoS2) Aqua Regia Digestion AA Finish 32 Element ICP

2001 May 14
CasinoCoreFlow1992-1993.cdr

Figure 1.14 -1: Casino Project Drill Core Processing & Quality Control Procedures, 92-93

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# PACIFIC SENTINEL GOLD CORPORATION
## Casino Project
## 1994 Drill Core Flow Chart

± 3 m
HQ and NQ Core Samples
Cored Portions of 1994 Drill Holes
Samples Transported to Casino Core Facility
Photographs Archived
Core Photography
Logged, Photographed & Sampled at PSG Core Logging Facility
Core Mechanically Split
Remaining Core Stored in Boxes at Casino Site
½ Core Remainder
½ Core Original Split e.g. 642559
½ Core Samples Shipped by Air Charter to Whitehorse YT then Air Freight to Vancouver BC
1 in 20 Regular Samples
Sample Dried, Weighed & Crushed to 60% -10 Mesh (or better)
"Replicate" Half Core Splits to Chemex Labs Ltd. N. Vancouver, BC
Replicate Coarse Sample 10 to 15 kg e.g. 628600
Regular Coarse Sample 10 to 15 kg e.g. 642559
"Duplicate" Splits to Min-En Laboratories N. Vancouver, BC
Samples Prepared at CDN Resource Laboratories Ltd. Vancouver, BC
1 in 20 Samples
10-15 kg Crushed Reject
± 250 g Replicate Coarse Split e.g. 628600
± 250 g Regular Coarse Split e.g. 642559
Riffle Split
± 250 g Duplicate Coarse Split e.g. 642549
Rejects Stored for 5 Years
Pulverized to 98% -150 Mesh
Pulverized to 98% -150 Mesh
100 - 200 g Pulp Reject
Riffle Split
Riffle Split
± 125 g Replicate Pulp e.g. 628600
± 125 g Regular Pulp e.g. 642559
± 250 g Duplicate Pulp e.g. 642549
Pulps Stored at PSG Warehouse Surrey, BC
Regular Samples by Lab Truck to Chemex Labs Ltd, N. Vancouver BC
Duplicate Samples by Lab Truck to Min-En Laboratories N. Vancouver BC
1 in 20 Replicates
1 in 20 Regular Samples
1 in 20 Duplicates
Property Standard
Replicate Au Cu Mo Analysis ALS Chemex N. Vancouver BC
Regular Au Cu Mo ICP Analysis ALS Chemex N. Vancouver BC
Duplicate Au Cu Mo Analysis Min-En Labs N. Vancouver BC
Au 30 g Fire Assay AA Finish
Cu Mo (as $MoS_2$) Aqua Regia Digestion AA Finish
32 Element ICP

2001 May 14

CasinoCoreFlow1994.cdr

Figure 1.14 -2: Casino Project Drill Core Processing and Quality Control Procedures, 1994

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1.15   SAMPLE PREPARATION, ANALYSIS AND SECURITY

All original samples were sent to ALS Chemex Labs in North Vancouver for analysis. The standard analytical request for all samples was for preparation by procedure Prep-31A. This processed involved logging the sample into the tracking system, weighing, drying and crushing the entire sample to better than 70% -2 mm. A 250 gram split of the crushed material was then collected by riffle splitter and it was pulverized to better than 85% passing 75 microns. The resultant pulp was then sent for analysis.

Duplicate samples were sent to Acme Analytical Laboratories Ltd in Vancouver for analysis. At Acme, preparation procedure R150 was used. This processed involved logging the sample into the tracking system, weighing, drying and crushing the entire sample to better than 70% passing 10 mesh. A 250 gram split of the crushed material was then collected by riffle splitter and it was pulverized to better than 85% passing 200 mesh. The resultant pulp was then sent for analysis.

Sample Standards and Blanks arrived at the labs in pulverized form. These samples skipped the crushing and pulverizing stage and went to the analysis stage.

1.15.1   Assay Analysis

The analytical processes used at ALS Chemex and for the sample duplicates at Acme Analytical Laboratories were similar.

Gold Analysis

At ALS Chemex gold assays were run using 30 gram sample of the pulp with fire assay and AA finish to a 0.005 ppm detection limit according to procedure Au-AA23. Results were reported in parts per million (ppm).

At Acme gold assays were run by using a 30 gram sample of the pulp with fire assay and ICP-ES finish to a 2 ppb detection limit according to procedure Group 3B. Results were reported in parts per billion (ppb).

ICP Analysis

Samples sent to ALS Chemex were analyzed for multiple elements, including copper, molybdenum and silver by process ME-ICP61. This process involved a four acid “Near Total” digestion of 1.0 grams of sample pulp with Mass Emission-Inductively Coupled Plasma Spectroscopy for the analysis. This process returned results for: Ag (ppm), Al (%), As (ppm), Ba (ppm), Be (ppm), Bi (ppm), Ca (%), Cd (ppm), Co (ppm), Cr (ppm), Cu (ppm), Fe (%), Ga (ppm), K (%), La (ppm), Mg (%), Mn (ppm), Mo (ppm), Na (%), Ni (ppm), P (ppm), Pb (ppm), S (%), Sb (ppm), Sc (ppm), Sr (ppm), Th (ppm), Ti (%), Tl (ppm), U (ppm), V (ppm), W (ppm), and, Zn (ppm).

Samples sent to Acme were analyzed for multiple elements, including copper, molybdenum and silver by process Group 1EX. This process involved a four acid digestion of 0.25 grams of

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sample pulp with Mass Emission-Inductively Coupled Plasma Spectroscopy for the analysis. This process returned results for: Ag (ppm), Al (%), As (ppm), Au (ppm), Ba (ppm), Be (ppm), Bi (ppm), Ca (%), Cd (ppm), Co (ppm), Cr (ppm), Cu (ppm), Fe (%), K (%), La (ppm), Mg (%), Mn (ppm), Mo (ppm), Na (%), Nb (ppm), Ni (ppm), P (%), Pb (ppm), Sb (ppm), Sc (ppm), Sn (ppm), Sr (ppm), Th (ppm), Ti (%), U (ppm), V (ppm), W (ppm), Y (ppm), Zn (ppm) and, Zr (ppm).

Copper, Molybdenum and Silver Assay

Samples that returned over-limits for copper, molybdenum or silver in the ICP analysis were assayed by process OG62 at ALS Chemex. This process involved a four acid digestion and analysis by Inductively Coupled Plasma-Atomic Emission Spectroscopy or Inductively Coupled Plasma-Atomic Absorption Spectroscopy. Results were reported in percent (%).

Acid Soluble Copper Analysis

In 2008 and 2009, following receipt of the copper analyses, samples were selected for “non-sulphide” or “acid soluble” copper analysis. The criteria for “non-sulphide” selection was any sample that contained >100 ppm Cu in the Leached Cap, Supergene Zone, or top 50 m of the Hypogene Zone. A list of these samples was presented to ALS Chemex. ALS Chemex then retrieved the pulps and analyzed it by 5% sulphuric acid leach and AAS finish (procedure Cu-AA05).

In 2010, selected samples for “acid soluble” copper analyses were identified by the geologist logging the core and the request for this analysis was submitted when the samples were originally sent to the lab. The samples identified by the geologist were generally from the top of the hole down through the top 50 m of the hypogene zone. On a few occasions, after receiving the geochemical results additional samples were identified for “non-sulphide” copper analyses and ALS Chemex was requested to pull these sample pulps and perform the analysis.

Cyanide Soluble Copper Analysis

In 2010, a large number of samples from the 2008, 2009 and 2010 campaigns were identified for cyanide soluble copper analyses. These samples were selected to aid with identification of the Supergene Sulphide – Hypogene metallurgical boundary. The selected samples were analyzed by cyanide leach with AAS finish (ALS Chemex procedure Cu-AA17a). For samples that had already been received and processed at the lab, ALS Chemex retrieved the pulps and analyzed this material. For samples not yet sent to the lab, the geologist would identify the Supergene Sulphide – Hypogene boundary visually and samples 30 m on either side of the boundary were identified for cyanide leach copper analysis. On a few occasions, after receiving the geochemical results additional samples were identified for cyanide soluble copper analyses and ALS Chemex was requested to pull these sample pulps and perform the analysis.

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Quality Assurance and Quality Control

Exploration sampling and analysis prior to 1992 was not subjected to the rigours required of modern regulatory requirements, but work conducted by major companies, like Quintana and Teck Corporation presumably generally followed geologically accepted good sampling practices.

However, details of the sampling and analytical methodology are unknown. Moreover, analytical quality, particularly with respect to the determination of gold in the less than 1.0 g/t range, has improved considerably since the pre-1992 work was done. It is for this reason that the assay result from these old holes was not used in this study.

During the 1993 and 1994 Pacific Sentinel Gold drilling programs at Casino, standards, reject duplicates, and half-core replicates were assayed at regular intervals in order to check the security of the samples as well as the quality and accuracy of the laboratory analyses. Further, in-house laboratory standards, duplicates, and blanks were also run and reported as normal assays on certificates.

Security

Samples were shipped in rice bags with uniquely-numbered, non-re-sealable security tags. Each sample shipment was shipped from the Casino Property via air to Whitehorse. The samples were received at the airport by the project expediter and trans-shipped to the appropriate lab from there. In 2008 and early 2009, all shipments were sent by Byers Transport to North Vancouver. Later in 2009 and early 2010, samples for ALS Chemex were shipped by Byers Transport to the ALS Chemex preparation facility in Terrace, BC, where they were crushed and pulverized. The pulps were then shipped by ALS Chemex to North Vancouver for analyses. In May of 2010, ALS Chemex opened a preparation facility in Whitehorse. From then on, all samples were delivered to the Whitehorse preparation lab by the project expediter. The samples were crushed and pulverized in Whitehorse and the pulps were shipped to North Vancouver for analysis.

If a shipment was received with a broken security tag, the lab would notify the project manager to determine if it the shipment was tampered with, or if the tag was accidentally damaged during shipping.

The remoteness of the Casino site provided a large degree of security as air traffic into the project was closely monitored. Further, the Casino gold grades were low and any metal contamination or grade enhancement would be quickly and easily identified. There did not appear to be any tampering of any samples.

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1.16   DATA VERIFICATION

Verification of the 1992 through 1994 diamond drilling investigation results was conducted on a full-time basis by one to two teams during the entire PSG exploration. Verification was done as the data was received from the field or the assay labs. The objective was to obtain an error free computer database of all the geological logs, geotechnical logs, assay results, ICP results, drill collar co-ordinates and down hole surveys.

Data Entry

Original 1992 and 1993 field data was entered by Archer, Cathro and Assoc. and by Nowak and Assoc., both of Vancouver, B.C. Entry of the 1994 field data to a database was performed on site and in the Vancouver office, by PSG personnel. All data was placed into a digital database. Assay, ICP, copper leach data, check assays and specific gravities were downloaded from the Chemex Labs computer bulletin board. Pacific Sentinel Gold Corp. personnel entered the down hole surveys and the collar surveys and were responsible for making corrections from the data verification process.

Verification Procedure

The data verification process was performed under the supervision of a geologist familiar with the site logging procedures for consistency. Working in teams of two, one person read the original certificate, information sheet, or logging form out loud, while the other visually scanned the database printouts. Differences between the two were noted and corrected on the printout and the digital database. When required, a second pass was done on selected data.

The procedure for correcting discrepancies was to highlight the value in question and to write the correct value beside it. Occasionally, in verification of field logs, when it was unclear which value was correct, or it seemed both may be in error, other sources such as the geologists' logs, synoptic logs, drillers' time sheets, and/or core photographs were referenced and a decision was made by a geologist familiar with logging and sampling techniques.

Errors

The errors encountered during the data verification process varied depending upon the data being checked. There were very few errors that appeared to have occurred during the data entry process.

Discrepancies with the assay, ICP and copper leach data involved values below the detection limit. Occasionally less than signs (<) were misplaced for the lower detection limit values. Anomalously high ICP values were occasionally rounded off differently in the assay certificates than in the assay data downloaded from the computer bulletin board.

Errors detected in the field data of the geological logs, geotechnical logs, synoptic logs, specific gravity logs and down hole survey data were often a result of human error in recording the originals.

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The geological logs, especially the Geolog format of the 1992 and 1993 logs, had some errors introduced when the data entry personnel were unclear of the recording method the geologist was using. In addition, changing definitions of many of the lithologic types required re-logging of many of the holes in the 1992 and 1993 programs. The process of combining the information from the old and new logs introduced some errors into the database. Due to the number of discrepancies encountered in the Geolog data of the 1992 and 1993 programs, a second verification of lithologies and alteration was performed after the errors detected in the first pass were corrected.

The geotechnical logs were checked by the computer to find intervals with combinations of parameters that were suspect. These intervals were extracted from the database and the suspect values were checked against the originals and against other available information, such as core photos, to determine if they were in error. A large majority of the extracted parameters were correct and considered to be caused by normal variance of geotechnical characteristics.

Errors found in the specific gravity data were due to the geotechnician assigning the wrong sample number to the interval from which the specific gravity was taken. These errors were detected by a computer check and confirmed by the data verification personnel.

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1.17   ADJACENT PROPERTIES

Numerous quartz mineral claim blocks registered to other owners are staked adjacent to and in the general vicinity of Western Copper Corporation’s Casino claim block. No known mineral exploration activity is being pursued on these claims at the present time.

Placer claims have been staked on Canadian and Britannia Creeks, some of which overlap with mineral claims on the Casino claim block (Figure 1.6 -1).During a visit on September 25, 2007, members of the project team observed evidence of recent activity on the Canadian Creek placer claims.

Some of the placer claims overlap the Casino claims in the area of the pit. There is no priority in circumstances where placer and quartz claims overlap and negotiations with the holders of the placer claims will be necessary to determine an appropriate resolution to this situation.

The Bomber and Helicopter Ag-Pb-Zn, +/- Au polymetallic vein occurrences located approximately 2 km S-SW of the Casino porphyry deposit are within Western Copper Corporation’s claim block. These occurrences became known in the late 1920’s, preceding the discovery of the Casino porphyry deposit by several decades. The majority of work has been undertaken on the Bomber showing where locally high grade silver, sphalerite and galena mineralization occurs in a series of four sub-parallel, northwest trending quartz barite shears that dip steeply to the west and cut Dawson Range batholith granodiorite. The Bomber vein was last mined from 1978 to 1980 when 49 m of drifting, 55 m of raising and extensive surface trenching was carried out. In 2007 Western Copper ran VLF, TMF and soil sampling grids to identify additional exploration targets and possible extensions of the vein shears. A follow-up exploration program is planned for this area.

1.17.1   Carmacks (Williams Creek) Project

Western Copper is actively developing the oxide copper deposit at Carmacks located about 115 km ESE of the Casino deposit and about 200 km NW of Whitehorse. The project anticipates open pit mining with crushing, heap leaching and copper recovery by solvent extraction/electrowinning to produce about 14,500 tonnes per year of cathode copper over about eight years.

1.17.2   Minto Mine

In October 2007 Sherwood Copper Corp. commenced operations at the Minto Mine about 240 km NW of Whitehorse and about 80 km east of the Casino Deposit.

The Minto mine is an open pit mine and flotation concentrator presently treating about 2,400 tonnes per day of ore, with a planned expansion to 3,500 tonnes per day.

The Carmacks and Minto deposits share some geologic and mineralogical similarities. Neither one is similar to the Casino deposit and therefore hold no value in terms of leading to a better understanding of Casino.

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1.18   MINERAL PROCESSING AND METALLURGICAL TESTING

The Casino Project will produce copper flotation concentrates with contained gold and silver values, and molybdenum flotation concentrates. Gold in the form of doré, and a high grade copper sulphide product will also be produced from an oxide ore heap leach and sulphide flotation concentrate leaching. All products will be shipped offsite for sale or further processing.

1.18.1   Metallurgical Samples

In the testwork commissioned by Pacific Sentinel Gold in the mid 90’s, all of the samples used were assay rejects that were nominally -10 mesh in particle size. These assay rejects were combined to prepare a number of composites that were sent to Lakefield Research for flotation and other testing under the direction of Melis Engineering, Ltd., to Brenda Process Technology for flotation testing, and to Kappes, Cassiday and Associates for copper and gold leaching.

The source of samples for the 2008 test program was split HQ core that was retrieved from site in September 2007. The core had been at site since it was drilled in 1993 and 1994, but was stored under cover and well preserved by the cold temperatures of the Yukon. Recent oxide copper analysis of the core confirmed that oxidation was insignificant.

Samples for the 2010 test program were split from fresh core from the 2010 drill program. Both the 2008 and 2010 flotation test programs were conducted by G&T Metallurgical Services Ltd in Kamloops, B.C. Canada under the direction of Western Copper.

A Casino drill hole location map and cross sections indicating the location of the samples used for metallurgical testing were reviewed by M3. The review indicates the holes tested were spaced in the deposit in accordance with NI 43-101 requirements.

Information from the various test programs are summarized in Table 1.18 -1. As indicated in Table 1.18 -1, samples from 117 different holes representing 1002.18 meters of sample have been submitted for metallurgical testing. The bulk of the material tested was contained in the 2010 Sulphide test program. For this program, an average of 7.4 intervals averaging approximately 20 meters of sample per hole was composited. For the 2008 program more holes were tested, but generally only one 3 meter interval per hole was composited.

In 2009 three composites were tested in this program and reportedly represent three ore types from the Casino deposit. The samples for each composite were taken from single drill holes and were provided as half drill core from the 2008 drilling season. Once the performance of the samples was deemed acceptable, additional tests were performed to produce the required tailings samples

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Table 1.18 -1: Metallurgical Test Hole Summary Information

Test Year	Composite	Holes	Intervals	Distance
2008	Oxide	24	25	75.92
2008	Sulphide	25	25	75.93
2008	Variability	28	30	88.96

2010	Sulphide	37	274	726.37

Compo 1	CAS-002	1	3	15.1
Compo 2	CAS-002	1	3	10.1
Compo 3	CAS-003	1	3	9.8

	Total	117	363	1,002.18

1.18.2   SART Copper Recovery

SART stands for Sulfidation, Acidification, Recovery and Thickening. In this process, a cyanide solution containing copper is treated to remove copper – gold is not affected.

In the locked cycle test described previously, the pregnant leach solution from the column was treated using a SART pilot plant several times before having the gold removed using carbon and being recycled to the column. Average SART results are summarized in Table 1.18 -2.

Table 1.18 -2: SART Results

Pregnant Solution				Barren Solution after SART & Carbon				Copper	Reagent Consumption
NaCN	Cu	Au	Ag	NaCN	Cu	Au	Ag		(g/L		solution
								Removal	treated)
(g/L)	(ppm)	(ppm)	(ppm)	(g/L)	(ppm)	(ppm)	(ppm)	(%)	S2-	H2SO4	CaO
0.25	81	0.21	0.30	0.39	6.8	0.04	0.02	91.3	0.024	0.64	0.37

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1.18.3    Comminution Testing

A limited amount of comminution tests were performed on the composite samples tested by Melis Engineering, Ltd., and Brenda Process Technology in prior testwork.

SGS Mineral Services performed a comminution study in 2008 used for this study. 50 split drill core samples, representing the first 6 years of production were sent to SGS and subjected to several tests. The results from these tests were then analyzed by SGS using SGS MinnovEx CEET2 technology.

A circuit consisting of one 40 ft. diameter (12.2 m) SAG mill and two 27 foot diameter (8.2 m) ball mills in closed circuit with two pebble crushers was selected as a circuit that would likely meet the design tonnage. Selection was confirmed by pyrite from equipment vendors. This circuit was modeled by CEET2 technology for the first six years of production.

A summary of the grinding results appears in Table 1.18 -3. As per the SGS report, the samples tested were characterized as medium in hardness from the perspective of semi-autogenous milling and of medium in hardness with respect to ball milling.

Table 1.18 -3: Summary of Comminution Results

Test Name	CEET CI	SPI (min)	RWI (kWh/t)	BWI (kWh/t)	MBWI (kWh/t)	AI (g)
Average	29.2	52.9	9.9	14.5	14.30	0.265
Std. Dev.	13.9	20.8	5.6	2.6	1.60	0.046
Rel. Std. Dev.	47.5	39.3	56.5	18.1	11.30	17.0
Minimum	13.5	12.6	0.0	11.2	11.40	0.226
10th Percentile	15.3	31.4	4.4	12.1	12.50	0.232
25th Percentile	19.1	37.4	11.1	13.3	13.00	0.242
Median	24.1	50.3	12.5	14.1	14.10	0.252
75th Percentile	38.0	63.4	13.0	15.9	15.60	0.275
90th Percentile	52.3	82.5	13.0	17.3	16.30	0.309
Maximum	66.9	114.1	13.0	18.2	18.30	0.332

1.18.4   Flotation

Previous testwork in 1994 and 1995 consisted of both Melis and Brenda (later International Metallurgical and Environmental, Inc.) performing flotation tests on the oxide cap, supergene and hypogene mineralization. These tests were unable to routinely produce good concentrate grades with reasonable copper recoveries. A high pyrite concentration in the hypogene material and the presence of oxide copper in the supergene material were cited as the key issues.

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The 2008 test program at G&T Metallurgical focused on two composites at two different levels of oxide copper – an “oxide composite” and a “sulphide composite”. The composites were prepared to be close to the average grade of ore received for the first 5 years.

2008 Locked Cycle Tests

Duplicate locked cycle tests at both primary grind K80’s of 121 µm and 147 µm were performed as well as one locked cycle at a primary K80 of 209 µm. The results from these tests are presented in Table 1.18 -4.

Table 1.18 -4: Locked Cycle Test Results with Comparative Cleaner Tests

P. Grind	Regrind	Cycle	Assay - percent or g/t				Distribution - percent
K80 µm	K80 µm		Cu	Fe	Mo	Au	Cu	Fe	Mo	Au
121	18	IV	30.3	27.0	1.5	28.9	85.2	5.9	59.0	64.8
121	18	V	27.5	27.4	1.9	28.1	86.0	7.0	66.5	73.5
121	18	IV	31.3	25.3	1.0	30.3	83.3	4.7	34.7	68.5
121	18	V	30.6	25.2	0.5	27.7	84.7	5.1	27.8	71.1
147	20	IV	31.7	26.8	0.5	27.2	82.6	4.7	26.5	59.3
147	20	V	31.0	27.8	0.6	25.7	85.3	5.5	37.1	62.6
147	20	IV	24.5	28.2	1.4	20.6	87.0	7.7	63.9	67.1
147	20	V	26.8	28.3	1.8	22.6	88.5	7.5	69.4	66.8
147	20	avg.	28.5	27.8	1.1	24.0	85.8	6.3	49.2	64.0
209	20	IV	26.1	26.2	1.5	19.0	80.1	5.9	62.3	53.0
209	20	V	31.7	27.4	1.6	21.6	81.3	5.3	63.7	54.5
121	20	clnr	30.8	25.7	2.3	22.3	80.7	4.8	59.9	43.8
147	20	clnr	28.9	26.5	1.6	38.8	83.4	5.3	64.0	57.1
147	20	clnr	31.7	26.2	1.6	42.1	80.7	4.9	57.8	55.1
147	20	avg.	30.3	26.4	1.6	40.5	82.0	5.1	60.9	56.1

2008 Variability Testing

Shorter intervals from individual holes were tested in the variability test program. For the sulphide composites, the results from the variability tests were normalized to a 28% copper concentrate grade for analysis. To ensure that inaccurate extrapolation did not occur, all flotation tests that did not achieve a concentrate grade of at least 25% copper were not extrapolated to the 28% grade. These results were used to determine recovery correlations.

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2010 Supergene Sulphide Composite Tests

The material tested in the 2010 test program was a composite of supergene material that will be fed to the mill in the later years of the operation. The feed grade averaged 0.30 percent copper and 0.037 percent molybdenum. Copper concentrate grades greater than 26-28% were routinely achieved when the rougher concentrate was ground to a p80 of 20 microns or finer. Cleaner copper recoveries of 82 to 85 percent were obtained. Copper recovery improved at high pH levels.

One of the main objectives of the 2010 test program was to evaluate coarser grinds than were tested in the 2008 test program. Results of this evaluation indicate that copper flotation response is virtually unaffected by primary grind size between 142 and 253 microns for this composite. Molybdenum flotation recovery to the bulk rougher concentrate was lower at grinds coarser than 179 microns. Molybdenum recovery was also reduced at elevated pH levels.

Pyrite was removed from the plant tailing with a pyrite scavenger flotation circuit. Tests to leach gold from the sulphide concentrate were successful. Approximately eleven percent of the gold in the mill feed was recovered by leaching the sulphide tailing stream. Cyanide consumption was high due to the presence of cyanide soluble copper.

2010 Supergene Sulphide Composite Locked Cycle Tests

Locked cycle tests at primary grind K80’s of 142 µm and 222 µm were performed. The results from these tests are presented in Table 1.18 -5

Table 1.18 -5: Locked Cycle Test Results with Comparative Cleaner Tests

	P. Grind	Regrind	Cycle	Assay - percent or g/t				Distribution - percent
Test	K80 µm	K80 µm		Cu	Mo	Fe	Au	Cu	Mo	Fe	Au
KM2721-33	222	19	IV	30.8	1.6	23.6	20.2	82.9	34.7	5.2	71.9
KM2721-33	222	19	V	28.2	1.4	26.5	19.9	81.6	34.2	6.2	69.7
KM2721-34	222	20	IV	26.1	1.6	25.7	17.8	88.6	48.8	7.0	68.4
KM2721-34	222	20	V	25.7	1.5	26.6	19.9	86.6	45.1	7.5	64.7
KM2721-35	142	19	IV	26.3	1.9	27.8	18.6	87.3	57.1	7.1	71.4
KM2721-35	142	19	V	25.1	1.7	27.6	16.1	86.4	54.3	7.6	66.1
KM2721-36	222	37	IV	17.8	1.4	31.1	13.1	81.7	55.7	9.6	67.0
KM2721-36	222	37	V	18.8	1.4	30.4	10.1	82.8	51.2	10.9	61.5
KM2721-37	222	31	IV	21.2	1.4	31.1	11.7	83.2	54.1	9.2	62.4
KM2721-37	222	31	V	20.8	1.7	31.3	11.7	83.9	59.7	9.9	65.7

The effect of regrind size on bulk concentrate copper grade and the effect of primary grind and regrind size on moly recovery are indicated in Table 1.18 -5.

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Gold Leach of Sulphide Concentrate

Scoping level tests were conducted at G&T in 2010 to evaluate gold recovery from the flotation circuit sulphide streams. The cleaner scavenger tailing and the pyrite rougher concentrate streams were combined and leached with cyanide. The gold recovery was very fast and cyanide consumption was approximately 2.3 kg NaCN per tonne of concentrate treated. Approximately 74 percent of the gold in the test process stream or 12.4 percent of the gold in the mill feed was solubilized. To allow for soluble losses and reduced concentrate weight anticipated in the full scale operation, an increase in gold recovery of 10 percent of the feed is projected.

Silver Recovery to Flotation Concentrate

Test products from the 2008 sulphide composite were assayed for silver to determine the silver recovery to the final concentrate. For the 2008 sulphide composite locked cycle tests the silver recovery averaged 46 percent. For the 2010 sulphide composite locked cycle tests at planned conditions the silver recovery averaged about 60 percent. An average value of 50 percent is projected for this study.

Dynamic Solid Liquid Separation Tests

Flotation tailing from the 2008 test program were submitted to Outotec for dynamic high rate thickening tests. The sample submitted is not noted, but it is believed to be the pilot plant composite. Results were favourable and a thickener underflow of over 55 percent solids was achieved. Flocculant addition was 22 grams per tonne. The solids loading rate of 1.05 t/m2h was demonstrated. Rheology on the thickened material was low.

Mineralogy

Various test products from the 2008 and 2010 G&T test programs were submitted for modal and speciation analysis. Results indicate that copper liberation was sufficient for rougher flotation at coarse grinds tested. Economic minerals were not significantly interlocked with pyrite. Locking with non-sulphide gangue was noted. Copper losses to the bulk rougher tailing were generally fine liberated particles. The majority of the molybdenite losses to the bulk rougher tailing were coarse binary particles with non-sulphide gangue. Molybdenite contained in the cleaner scavenger tailing was generally fine and liberated.

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1.18.5   Process Flow Sheets

The following items summarize the process operations required to extract copper and molybdenum from the sulphide ore:

•	Crushing the ore in a primary gyratory crusher to reduce the ore size from run-of-mine to minus 200 mm.
•	Stockpiling primary crushed ore and then reclaiming by feeders and conveyor belt.
•

Size reduction of the ore in a semi-autogenous (SAG) mill - ball mill grinding circuit prior to processing in a flotation circuit. The SAG mill will operate in closed circuit with a pebble crushing circuit. The ball mills will operate in closed circuit with hydrocyclones.

•

The flotation circuit will consist of copper and molybdenum flotation circuits. The copper and molybdenum minerals will be concentrated into a bulk copper/molybdenum concentrate. Molybdenum will then be separated from the copper minerals in a molybdenum flotation circuit. The bulk (copper-moly) flotation circuit will consist of rougher flotation, concentrate regrind, cleaner flotation, and cleaner scavenger flotation circuits. The molybdenum flotation circuit will consist of a copper-moly concentrate thickener, molybdenum rougher flotation, rougher cleaner flotation, concentrate regrind, second cleaner flotation, and third cleaner flotation circuits.

•	Final copper concentrate will be thickened, filtered, and loaded in trucks for shipment.
•	Final molybdenum concentrate will be filtered, dried, and packaged into shipping containers for shipment.
•

Gold contained in the cleaner tailing and pyrite rougher concentrate will be leached and recovered in a CIL plant. Loaded carbon will be processed in the Oxide plant and reactivated carbon will be returned to the CIL section.

•	Leach tailing will be detoxified and deposited in a separate area of the tailing impoundment.
•	Flotation tailing will be thickened and transported by a gravity pipeline to a tailing impoundment area at the mill site.
•	Water from tailing and concentrate dewatering will be recycled for reuse in the process. Plant water stream types include: process water, fresh water, potable water, and fire water.
•	Storing, preparing, and distributing reagents used in the sulphide ore process.

The following items summarize the process operations required to extract gold from the oxide gold ore.

•	Stacking run of mine ore by a truck dump method onto a heap leach pad.
•	Leaching the stacked ore with cyanide solution.
•	Recovering gold from the pregnant leach solution on activated carbon in column tanks (CIC).
•	Recovering copper from the pregnant leach solution by the Sulphidization, Acidification, Recycling and Thickening (SART) process.

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•	Treating gold loaded carbon recovered from the CIC circuit by acid washing, cold stripping with cyanide solution to remove copper, and hot stripping with caustic solution to remove gold.
•	Reactivating the stripped carbon.
•	Recovering gold from the pregnant carbon stripping solution as cathode sludge on stainless steel mesh cathodes in an electrowinning cell.
•	Melting the cathode sludge with fluxes to produce a gold-silver Doré bar, the final product of the ore processing facility.
•	Storing, preparing, and distributing reagents to be used in the process.

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1.19   MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

1.19.1   Mineral Resource Estimate

Table 1.19 -1 summarizes the mineral resources for the Casino Project.

Table 1.19 -1: Mineral Resource – Inclusive of Mineral Reserve

Supergene and Hypogene Zones (Mill Resource)	Cutoff CuEq (%)	Ore Mtonnes	Copper (%)	Gold (g/t)	Moly (%)	Silver (g/t)	CuEq (%)
Measured Mineral Resource
Supergene Oxide	0.25	25	0.28	0.52	0.026	2.38	0.77
Supergene Sulfide	0.25	36	0.39	0.41	0.029	2.34	0.84
Hypogene	0.25	32	0.32	0.38	0.026	1.94	0.73
Total Measured Resource	0.25	93	0.34	0.43	0.027	2.21	0.78
Indicated Mineral Resource
Supergene Oxide	0.25	36	0.23	0.21	0.019	1.44	0.46
Supergene Sulfide	0.25	216	0.24	0.22	0.019	1.72	0.50
Hypogene	0.25	711	0.17	0.21	0.023	1.65	0.45
Total Indicated Resource	0.25	963.6	0.19	0.21	0.022	1.66	0.46
Measured/Indicated Mineral
Resource
Supergene Oxide	0.25	61	0.25	0.34	0.022	1.83	0.59
Supergene Sulfide	0.25	252	0.26	0.25	0.021	1.81	0.55
Hypogene	0.25	743	0.17	0.22	0.023	1.66	0.46
Total Meas/Indicated Resource	0.25	1057	0.20	0.23	0.022	1.71	0.49
Inferred Mineral Resource
Supergene Oxide	0.25	26	0.26	0.17	0.010	1.43	0.41
Supergene Sulfide	0.25	102	0.20	0.19	0.010	1.49	0.38
Hypogene	0.25	1568	0.14	0.16	0.020	1.36	0.37
Total Inferred Resource	0.25	1696	0.14	0.16	0.019	1.37	0.37
Leached Cap/Oxide Gold Zone (Heap Leach Resource)	Cutoff Gold (g/t)	Ore Mtonnes	Copper (%)	Gold (g/t)	Moly (%)	Silver (g/t)	CuEq (%)
Measured Mineral Resource	0.25	31	0.05	0.52	0.025	2.94	N.A.
Indicated Mineral Resource	0.25	53	0.03	0.33	0.017	2.36	N.A.
Measured/Indicated Resource	0.25	84	0.04	0.40	0.020	2.57	N.A.
Inferred Mineral Resource	0.25	17	0.01	0.31	0.008	1.93	N.A.
CuEq is based on metal prices of US$2.00/lb copper, $US875/oz gold, US$11.25/lb molybdenum, and US$11.25/oz silver and assumes 100% metal recovery.

The supergene oxide, supergene sulfide and hypogene zones are mill resources and are tabulated at a 0.25% copper equivalent cutoff grade. Measured and indicated supergene and hypogene resources amount to 1.06 billion tonnes at 0.20% copper, 0.23 g/t gold, 0.022% molybdenum, and 1.71 g/t silver. Inferred resources is an additional 1.7 billion tonnes at 0.14% copper, 0.16 g/t gold, 0.019% molybdenum, and 1.71 g/t silver.

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The leach cap contains potential heap leach ore and is tabulated at a 0.25 g/t gold cutoff grade. Measured and indicated heap leach ore amounts to 84.0 million tonnes at 0.40 g/t gold, 2.57 g/t silver, and 0.04% copper. Inferred resource is an additional 17 million tonnes at 0.31 g/t gold, 1.93 g/t silver, and 0.01% copper.

Copper equivalent (CuEq) is determined using the following metal prices: Cu - US$2.00 / lb, Au - US$875.00 / oz, Ag - US$11.25 / oz and Mo - US$11.25 / lb and is calculated as follows: CuEq % = (Cu %) + (Au g/t x 28.13/44.1) + (Mo % x248.06/44.1) + (Ag g/t x 0.36/44.1)

The copper equivalent calculation reflect gross metal content and does not apply any adjustment factors for difference in metallurgical recoveries of gold, copper, silver and molybdenum.

It is important to note that the mineral resources included in Table 1.19 -1 include the mineral reserves reported in Section 1.19.9. The mineral resource is also tabulated at additional cutoff grades in Table 1-19.5 through 1.19 -9 after Section 1.19.7

The current resource estimation for Casino was based on 305 drill holes, 34 of which were completed in 2009 and an additional 56 completed in 2010. In addition Western Copper geologists re-interpreted the geologic model during the 2010 field season, relogging older Pacific Sentinel drill holes from drilling in the 90’s. Finally the collar coordinates previously reported in Mine Grid Units were converted by Yukon Engineering Services to NAD83 UTM coordinates.

Analysis of the drill data with contact plots showed copper values within the leached cap, supergene horizons and hypogene needed to be evaluated independently while Au, Ag and Mo could be combined. In addition the lithologies Intrusive Breccia, Patton Porphyry and Dawson Range Granodiorites had higher grades for all variables than the post mineral explosion breccia and were estimated separately. Erratic high values for all variables were capped based on their grade distributions within the various mineral domains. Uniform down-hole 15 m composites were produced that honoured the domain boundaries. Pair wise relative semi variograms were produced for Cu in the Leached Cap, Supergene and Hypogene domains, and for Au, Ag and Mo in the combined Intrusive Breccia, Patton Porphyry and Dawson Range Granodiorite domain three-dimensional geologic solids to control the grade estimation procedure.

1.19.2   Data Analysis

A total of 305 drill holes within the area of interest and totaling 95,655 m were provided by Western Copper Corporation for analysis. Collar coordinates previously reported in Mine Grid Units were converted by Yukon Engineering Services to NAD83 UTM coordinates during the 2010 drill season. Assays reported as < some detection limit were assigned a value of ½ that limit. Assays reported as not sampled (NS) were left blank. A total of 348 gaps in the assay record at surface (OB) or within the hole were assigned a nominal value of Cu = 0.001%, Au= 0.002 g/t, Mo= 0.0001% and Ag = 0.1 g/t.

Western Copper geologists reassessed the Casino geologic model during the 2010 field season. The lithologic model and oxidation zone models were digitized from cross sections and three

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dimensional surfaces were created in GemCom software. The contacts were joined to produce three-dimensional geologic solids to control the grade estimation procedure.

1.19.3   Composites

Uniform down hole composites 15 m in length were produced for each of the mineralized Domains. Intervals less than 7.5 m at the domain contacts were combined with adjoining samples to produce a uniform support of 15± 7.5 m. The composite statistics are tabulated below.

Table 1.19 -2: 15 m Composite Statistics Sorted by Mineral Domain

Variable	Domain	Number	Mean	S.D.	Min.	Max.	C.V.
Cu (%)	CAPCU1	1,027	0.038	0.032	0.001	0.217	0.85
	WAS CU	666	0.012	0.016	0.001	0.167	1.28
	CAPCU2	52	0.014	0.021	0.003	0.113	1.44
	WAS CU	20	0.006	0.005	0.001	0.022	0.94
	SUPCU1	1,697	0.266	0.188	0.003	1.750	0.71
	WAS CU	1,644	0.055	0.060	0.001	0.919	1.09
	SUPCU2	33	0.106	0.074	0.017	0.267	0.70
	WAS CU	33	0.017	0.011	0.002	0.050	0.67
	HYPCU1	3,307	0.168	0.128	0.002	1.513	0.76
	HYPCU2	114	0.056	0.043	0.005	0.318	0.77
Au (g/t)	ALLREST	6,034	0.249	0.213	0.003	3.328	0.85
	ALLMX	196	0.127	0.125	0.009	0.629	0.98
Mo (%)	ALLREST	6,034	0.020	0.025	0.0001	0.521	1.22
	ALLMX	196	0.005	0.007	0.0001	0.040	1.40
Ag (g/t)	ALLREST	6,034	1.70	2.51	0.10	80.80	1.47
	ALLMX	196	1.48	0.89	0.30	5.13	0.60

Note: WAS Cu refers to Weak Acid Soluble Cu assays taken in Leached Cap and Supergene zones

1.19.4   Variography

A variogram study using pairwise relative semivariograms was completed for all the domains west of the Casino Fault. The similar units east of the fault did not have enough data to determine variography and as a result the west models were used for all east domains. In each case semivariograms were produced in the four principal directions of E-W, N-S, SW-NE and NW-SE. These were used to determine the maximum continuity in the horizontal plane. Vertical or down hole semivariograms were produced to establish the nugget effect and the vertical continuity. In almost all cases the maximum continuity was in the east-west direction. In all cases nested spherical models were fit to the data. The semivariogram parameters are tabulated below.

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Table 1.19 -3: Semivariogram Parameters for Cu, Au, Mo and Ag in Domains

DOMAIN	VARIABLE	AZ / DIP	C0	C1	C2	Short Range (m)	Long Range (m)
CAPCU1 Leached Cap	Cu	080 / 0	0.05	0.10	0.35	40	180
		350 / 0	0.05	0.10	0.35	40	50
		0 / -90	0.05	0.10	0.35	60	140
SUPCU1 Supergene	Cu	012 / 0	0.05	0.06	0.14	30	150
		282/ 0	0.05	0.06	0.14	30	80
		0 / -90	0.05	0.06	0.14	30	50
HYPCU1 Hypogene	Cu	090 / 0	0.05	0.05	0.10	80	100
		0 / 0	0.05	0.05	0.10	50	80
		0 / -90	0.05	0.05	0.10	100	200
ALLREST	Au	155 / 0	0.08	0.04	0.10	40	90
		65/ 0	0.08	0.04	0.10	30	40
		0 / -90	0.08	0.04	0.10	50	140
	Mo	155 / 0	0.08	0.05	0.18	40	84
		65/ 0	0.08	0.05	0.18	20	34
		0 / -90	0.08	0.05	0.18	40	140
	Ag	135 / 0	0.10	0.05	0.08	30	50
		45 / 0	0.10	0.05	0.08	20	40
		0 / -90	0.10	0.05	0.08	40	74

1.19.5   Bulk Density

An extensive specific gravity data base has been compiled for Casino over the years with a total of 11,600 measurements taken on drill core by the Wt .in Air-Wt. in Water method. The results are tabulated below as a function of oxidation zone.

Table 1.19 -4: Bulk Density

Domain	Number	Minimum SG	Maximum SG	Average SG
Leached Cap	1,986	1.62	3.59	2.52
Supergene Oxide	797	1.61	3.74	2.58
Supergene Sulphide	3,442	1.46	3.85	2.62
Hypogene	5,375	1.26	4.67	2.65
Total	11,600	1.26	4.67	2.62

Specific gravity increases with depth in general and as a function of alteration. As a result the average specific gravity for each alteration zone was used to determine a weighted average for each block in the model.

Block SG =((%Cap*2.52) + (%SOX*2.58) + (%SUS*2.62) + (%HYP*2.65))/ %Below Topo - % OVB

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1.19.6   Block model

A block model with blocks 20 x 20 x 15 m was superimposed over the geologic solids. The block model was coded for lithology on a bench by bench basis by Western Copper using the majority rule for each block. Once the model was coded for lithology it was compared to the various surfaces namely: surface topography, overburden, leached cap, supergene oxide, supergene sulphide and hypogene with the percentage of each recorded for each block. The block mode origin was as follows:

Lower Left Corner

609492.73 E	Column size = 20 m	138 Columns
6957332.60 N	Row size = 20 m	113 Rows

Top of Model

1530 Elevation	Level size = 15 m	72 Levels
No Rotation

1.19.7   Grade Interpolation

Grades for Cu, Au, Mo and Ag were interpolated into blocks by Ordinary Kriging. Copper was estimated for Leached Cap, Supergene and Hypogene zones for both the combined IX, PP and WR lithologies and the MX lithology in separate runs. For each domain hard boundaries were used so that, for example, in the Leached Cap portion of blocks within the MX lithology only Leached Cap Composites within MX were used. The kriging exercise was completed in each Domain in four passes with expanding search ellipse based on the appropriate semivariogram. The first pass required a minimum of 4 composites within a search ellipse with dimensions equal to ¼ the semivariogram range. For blocks not estimated in pass 1 a second pass using a search ellipse with dimensions equal to ½ the semivariogram range was used. Again a minimum 4 composites were required to estimate the block. For blocks not estimated a third pass using the full range and a fourth pass using twice the range was completed. The maximum number of composites used, from one hole, was set to 3 insuring that for all estimated blocks a minimum of two drill holes were required. In all passes if more than 16 composites were found the closest 16 were used. The copper grade for any given block was the weighted average of Leached Cap Cu, Supergene Cu and Hypogene Cu.

An estimate for weak acid soluble copper in the Leached Cap and Supergene zones was also made. Weak acid soluble Cu assays were used along with the variograms for total Cu. A similar kriging procedure as discussed above was used.

The estimation of gold, molybdenum and silver was completed for the combined IX, PP and WR lithologies and then for the MX lithology. A similar strategy using 4 passes with expanding

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search ellipses was used. Again a minimum of 4 composites and maximum of 16 composites were required to estimate a block with a maximum of 3 from one hole allowed. Due to shorter ranges in Au, Mo and Ag a larger fifth pass was required to estimate grades into blocks with a Cu grade estimated.

Tables 1.19 -5 through 1.19 -9 show tabulations of the mineral resource at copper equivalent cutoffs of 0.20%, 0.25%, and 0.30% for supergene and hypogene zones, and at gold cutoff grades of 0.25 g/t, 0.30 g/t, 0.35 g/t, and 0.40 g/t gold for the leached cap. The CuEq is determined using the following metal prices: Cu - US$2.00 / lb, Au - US$875.00 / oz, Ag - US$11.25 / oz and Mo - US$11.25 / lb as follows:

CuEq % = (Cu %) + (Au g/t x 28.13/44.1) + (Mo % x248.06/44.1) + (Ag g/t x 0.36/44.1)

The copper equivalent calculations reflect gross metal content and do not apply any adjustment factors for difference in metallurgical recoveries of gold, copper, silver and molybdenum. This information can only be derived from definitive metallurgical testing which has yet to be completed.

The gold-dominant Leached Cap zone resource estimates remained unchanged at a gold cutoff grade of 0.40 g/t Au (Table 1.19 -5); copper equivalent values are presented for this zone for comparative purposes.

Table 1.19 -5: Leached Cap/ Oxide Gold Zone

Class	Cutoff Au (g/t)	Tonnes (million)	Cu (%)	Au (g/t))	Mo (%)	Ag (g/t)	Weak Acid Sol. Cu (%)	CuEQ (%)
Measured	0.25 g/t	30.6	0.05	0.52	0.025	2.94	0.016	0.56
Indicated	0.25 g/t	53.2	0.03	0.33	0.017	2.36	0.010	0.37
Inferred	0.25 g/t	17.1	0.01	0.31	0.008	1.93	0.004	0.27
Total Measured + Indicated		83.8	0.04	0.40	0.020	2.57	0.012	0.44
Measured	0.30 g/t	27.9	0.05	0.55	0.025	3.04	0.016	0.58
Indicated	0.30 g/t	29.7	0.03	0.38	0.016	2.52	0.010	0.39
Inferred	0.30 g/t	9.0	0.01	0.35	0.006	1.92	0.004	0.28
Total Measured + Indicated		57.6	0.04	0.46	0.020	2.77	0.013	0.48
Measured	0.35 g/t	25.5	0.06	0.57	0.026	3.14	0.016	0.60
Indicated	0.35 g/t	15.2	0.03	0.44	0.016	2.75	0.011	0.43
Inferred	0.35 g/t	3.4	0.01	0.39	0.006	2.01	0.004	0.31
Total Measured + Indicated		40.7	0.05	0.52	0.022	2.99	0.014	0.54
Measured	0.40 g/t	23.0	0.06	0.59	0.025	3.23	0.015	0.61
Indicated	0.40 g/t	9.0	0.04	0.48	0.017	2.88	0.012	0.47
Inferred	0.40 g/t	1.1	0.01	0.44	0.006	2.09	0.004	0.34
Total Measured + Indicated		32.0	0.05	0.56	0.023	3.13	0.015	0.57

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Table 1.19 -6: Supergene Oxide Zone

Class	Cutoff CuEQ (%)	Tonnes (million)	Cu (%)	Au (g/t))	Mo (%)	Ag (g/t)	Weak Acid Sol. Cu (%)	CuEQ (%)
Measured	0.20%	25.0	0.28	0.52	0.026	2.38	0.094	0.77
Indicated	0.20%	40.4	0.22	0.20	0.018	1.37	0.058	0.44
Inferred	0.20%	31.3	0.24	0.16	0.008	1.35	0.087	0.38
Total Measured + Indicated		65.4	0.24	0.32	0.021	1.76	0.072	0.56
Measured	0.25%	25.0	0.28	0.52	0.026	2.38	0.094	0.77
Indicated	0.25%	36.4	0.23	0.21	0.019	1.44	0.060	0.46
Inferred	0.25%	26.1	0.26	0.17	0.010	1.43	0.097	0.41
Total Measured + Indicated		61.4	0.25	0.34	0.022	1.83	0.074	0.59
Measured	0.30%	24.9	0.28	0.52	0.026	2.39	0.094	0.77
Indicated	0.30%	31.7	0.24	0.23	0.021	1.54	0.063	0.49
Inferred	0.30%	22.3	0.27	0.18	0.010	1.46	0.104	0.44
Total Measured + Indicated		56.6	0.26	0.36	0.023	1.91	0.077	0.61

Table 1.19 -7: Supergene Sulphide Zone

Class	Cutoff CuEQ (%)	Tonnes (million)	Cu (%)	Au (g/t))	Mo (%)	Ag (g/t)	Weak Acid Sol. Cu (%)	CuEQ (%)
Measured	0.20%	36.4	0.39	0.41	0.029	2.34	0.062	0.83
Indicated	0.20%	223.6	0.24	0.22	0.019	1.70	0.034	0.49
Inferred	0.20%	129.0	0.18	0.18	0.009	1.40	0.031	0.34
Total Measured + Indicated		260.0	0.26	0.25	0.020	1.79	0.038	0.54
Measured	0.25%	36.3	0.39	0.41	0.029	2.34	0.062	0.84
Indicated	0.25%	216.0	0.24	0.22	0.019	1.72	0.034	0.50
Inferred	0.25%	102.1	0.20	0.19	0.010	1.49	0.034	0.38
Total Measured + Indicated		252.3	0.26	0.25	0.021	1.81	0.038	0.55
Measured	0.30%	36.0	0.39	0.41	0.029	2.34	0.062	0.84
Indicated	0.30%	200.1	0.25	0.23	0.020	1.78	0.035	0.52
Inferred	0.30%	82.1	0.21	0.19	0.011	1.54	0.036	0.40
Total Measured + Indicated		236.1	0.27	0.26	0.022	1.86	0.039	0.57

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Table 1.19 -8: Hypogene Zone

Class	Cutoff CuEQ (%)	Tonnes (million)	Cu (%)	Au (g/t))	Mo (%)	Ag (g/t)	CuEQ (%)
Measured	0.20%	32.7	0.31	0.38	0.025	1.94	0.72
Indicated	0.20%	779.3	0.16	0.20	0.022	1.59	0.43
Inferred	0.20%	1,967.7	0.13	0.15	0.018	1.30	0.34
Total Measured + Indicated		812.0	0.16	0.21	0.022	1.61	0.44
Measured	0.25%	32.4	0.32	0.38	0.026	1.94	0.73
Indicated	0.25%	710.6	0.17	0.21	0.023	1.65	0.45
Inferred	0.25%	1,568.2	0.14	0.16	0.020	1.36	0.37
Total Measured + Indicated		743.0	0.17	0.22	0.023	1.66	0.46
Measured	0.30%	32.1	0.32	0.38	0.026	1.95	0.73
Indicated	0.30%	620.5	0.18	0.22	0.025	1.71	0.47
Inferred	0.30%	1,144.7	0.15	0.17	0.023	1.43	0.40
Total Measured + Indicated		652.6	0.18	0.23	0.025	1.72	0.49

Table 1.19 -9: Combined Supergene and Hypogene Zones

Class	Cutoff CuEQ (%)	Tonnes (million)	Cu (%)	Au (g/t))	Mo (%)	Ag (g/t)	CuEQ (%)
M+I	0.20%	1,137.5	0.19	0.23	0.021	1.65	0.47
M+I	0.25%	1,056.9	0.20	0.23	0.022	1.71	0.49
M+I	0.30%	945.6	0.21	0.25	0.024	1.77	0.51
Inferred	0.20%	2,128.1	0.13	0.16	0.017	1.39	0.34
Inferred	0.25%	1,696.4	0.14	0.16	0.019	1.37	0.37
Inferred	0.30%	1,249.1	0.16	0.18	0.022	1.44	0.40

1.19.8 Model Verification

To determine if any bias exists, the mean grades of the composites used to estimate the blocks were compared to the mean grades of the blocks estimated. When a comparison is done for all blocks estimated the krigged grades are similar but lower in all categories. This is most likely caused by the large number of inferred blocks estimated on the periphery and a depth in the deposit where the composites used are the lower grades on the edge of the mineralized system. When the comparison is restricted to just measured and indicated blocks which are tighter to the data the comparison is much closer. Comparisons between estimated results and drill holes on cross sections were also made and the results were satisfactory.

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1.19.9   Mineral Reserve Estimate

1.19.9.1   Mineral Reserve

It is the opinion of IMC that the mine and plant production schedules defines the mineral reserve for a mining project. Table 1.19 -10 presents the mineral reserve for the Casino Project.

The mill ore reserve amounts to 975.8 million tonnes at 0.202% copper, 0.238 g/t gold, 0.0229% molybdenum, and 1.73 g/t silver. Heap leach reserve is an additional 81.6 million tonnes at 0.370 g/t gold, 2.55 g/t silver, and 0.041% copper.

For this reserve estimate, measured mineral resource was converted to proven mineral reserve and indicated mineral resource was converted to probable mineral reserve, with one exception. The low grade mill ore stockpile is considered probable mineral reserve regardless of the original classification of the in-situ material.

Table 1.19 -10: Mineral Reserve

Mill Ore Reserve:	Ore ktonnes	Tot Cu (%)	Gold (g/t)	Moly (%)	Silver (g/t)
Proven Mineral Reserve:
Direct Mill Feed/SOX	90,970	0.337	0.438	0.0276	2.23
Probable Mineral Reserve:
Direct Mill Feed/SOX	767,761	0.198	0.227	0.0240	1.73
Low Grade Stockpile	117,063	0.130	0.151	0.0123	1.32
Total Probable Reserve	884,824	0.189	0.217	0.0225	1.68
Proven/Probable Reserve
Direct Mill Feed/SOX	858,731	0.212	0.250	0.0244	1.79
Low Grade Stockpile	117,063	0.130	0.151	0.0123	1.32
Total Mill Ore Reserve	975,794	0.202	0.238	0.0229	1.73

Heap Leach Reserve:	Ore ktonnes	Gold (g/t)	Tot Cu (%)	Moly (%)	Silver (g/t)
Proven Mineral Reserve	29,558	0.494	0.052	n.a.	2.88
Probable Mineral Reserve	52,063	0.299	0.035	n.a.	2.37
Total Heap Leach Reserve	81,621	0.370	0.041	n.a.	2.55

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1.19.9.2   Economic Parameters for Mine Design

1.19.9.2.1   Economic Parameters and NSR Calculations

Mining

The base mining cost of $1.45 per total tonne was calculated by IMC for the May 2008 Preliminary Feasibility Study (PFS) for commercial production Years 1 to 23, i.e. for pit operations prior to re-handle of stockpiled ore. The $0.21 per total tonne sustaining mine capital allowance was also calculated from that study as mine capital Year 3 and after divided by total tonnes Year 3 and after. The purpose of the sustaining capital cost parameter is to prevent the mining of large quantities of marginal material that will not recover the cost of equipment consumed in the mining.

Flotation Ore Processing

Flotation ore refers to the supergene oxide, supergene sulfide, and hypogene zones of the ore body. The base unit costs for ore processing and G&A are estimated at $6.01 and $0.47 per ore tonne respectively, based on the 2008 PFS.

For flotation ore the gold recovery in the plant is estimated at 67%. Copper and molybdenum recoveries in the flotation plant are estimated using the following constant tail grade relationships:

Copper recovery = 99%(Cut% - Cuw% - 0.02%) / Cut%
Molybdenum recovery = 76%(Mo% - 0.003%) / Mo%

Where,

Cut% = Total copper grade
Cuw% = Weak acid soluble copper grade
Mo% = Molybdenum grade

These recoveries and recovery equations were provided by WCC and M3 personnel. IMC estimated silver recoveries of 50% for flotation ore based on the lock cycle testing results presented in the 2008 PFS.

The copper, gold, and silver payable percentages shown on Table 1.19 -11 are typical terms for copper concentrates, assuming a clean concentrate with a copper concentrate grade of 28% copper or greater. The 2008 PFS study was based on smelter treatment terms of $85 per tonne concentrate and refinery terms of $0.085 per pound recovered copper. The land freight, terminal handling charge, and ocean freight charge amounts to $163.74 per dry metric tonne (about $150 per wet metric tonne) based on the parameters used for the 2008 PFS. IMC assumed moisture content of 8.5% and 0.5% concentrate loss during shipping. Copper smelting, refining, and freight charges amount to $0.525 per pound, including about $0.022 per pound for marketing,

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insurance and freight. Gold and silver refining is estimated at $5.00 per ounce gold and $0.35 per ounce silver respectively.

Due to the 0.5% concentrate loss estimate payable percentages at the mine site are 99.5% of the smelter payables, which is factored into the NSR calculation.

The 2008 PFS assumed an 85% payable percentage for molybdenum in concentrate. This is assumed to be the net payable after treatment and transportation charges. This is applicable to a clean moly concentrate with a moly grade of about 50% or greater.

Heap Leach Ore

Heap leach ore refers to ores in the leach capping of the ore body. They are only processed during early years of the mine life, so they do not really impact mine design. Heap leach ore processing is estimated at $3.19 per ore tonne for a run-of-mine (ROM) leach process based on the results of the 2008 PFS.

Heap leach recoveries are estimated at 50% for gold and 20% for copper based on the 2008 PFS. IMC assumed a 20% silver recovery for heap leach ore; silver was not considered during the 2008 PFS.

Gold and silver from the heap leach will report to a typical doré which will be sent to a refinery. Typical terms are shown on Table 1.19 -11.

The heap leach process will also produce a copper sulfide concentrate with a grade of about 75% copper according to the 2008 PFS. Smelting, refining, and freight terms are assumed the same as for the flotation concentrate except for a slightly higher land freight charge. This results in a smelting, refining, and freight charge of about $0.274 per pound copper.

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Table 1.19 -11: Economic Parameters for Mine Design (C$)

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1.19.9.3   Slope Angles

Slope angles recommendations were developed by Knight Piésold Ltd. (KP) and documented in the letter report “Casino Copper-Gold Project – Updated Open Pit Slope Design”, dated February 15th, 2011.

Forty five degree inter-ramp angles were recommended for all slope sectors except for the northwest sector of the main pit for which a 42 degree inter-ramp angle was recommended. Figure 1.19 -1 shows the recommended inter-ramp angles. The slope angle recommendations also specified that there be no more than 300m of vertical wall at the 45 degree inter-ramp angle without a haul road or extra wide catch bench.

IMC used an overall slope angle of 42 degrees in the floating cone runs to approximate overall slope angles with the KP inter-ramp angles and also to account for the location of haulage roads and an extra catch bench in the southwest pit highwall.

1.19.9.4   Floating Cone Results

Floating cones were run at copper prices from $4.00 per pound down to $1.00 per pound to define the final pit limits and to guide the design of mining phases. Gold prices and molybdenum prices were varied at the same rate of change as the copper price for the various cones. Total material in the cone geometry is 1.71 billion tonnes. Figure 1.19 -2 shows the base case floating cone.

Figure 1.19 -3 shows the outline of several cones on the 1102 mining bench.

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Western Copper Corporation

W-NORTH SECTOR
45°
42°
M-NORTHWEST SECTOR
45°
M-NORTHEAST SECTOR
WEST PIT
M-WEST SECTOR
MAIN PIT
45°
W-WEST SECTOR
45°
M-SOUTH SECTOR
45°
W-SOUTH SECTOR
45°
NOTES:
LEGEND:
WESTERN COPPER CORPORATION
CASINO COPPER-GOLD PROJECT
UPDATED OPEN PIT SLOPE DESIGN
RECOMMENDED INTER-RAMP
SLOPE ANGLES
Knight Piésold
FIGURE 5

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1.19.9.5   Pit and Mining Phase Design

The final pit design was based on the floating cone at $2.75 per pound copper, $950 per ounce gold, $15.00 per pound molybdenum, and $15.00 per ounce silver. Five mining phases were also developed for the study.

•	Phase 1, the starter pit (Figure 1.19-4), is based on the $1.25 copper floating cone;

•	Phase 2, Figure 1.19-5, is a C shape to the south, west, and north, mining out to the approximate $1.62 copper cone;

•	Phase 3, Figure 1.19-6, is a push to the south and southwest to the final $2.75 copper cone limits;

•	Phase 4, Figure 1.19-7, mines the west satellite pit to the $1.75 copper limits with independent access.

•	Phase 5, Figure 1.19-8, mines the north wall, including the west satellite pit, the final $2.75 copper cone limits.

The phase designs include haul roads and adequate working room for large mining equipment. The roads are 36m wide at a maximum grade of 10%. The width will accommodate trucks up to the 360 tonne class, such as the Caterpillar 797F truck.

Table 1.19 -12 shows the resources in the mining phases at the internal NSR cut-off grade for gold leach ore and the stockpile cut-off grade of $7.25 for mill ore. The final pit size is about 1.8 billion total tonnes, about 6.3% larger than the design cone. Total mill ore is 971.0 million tonnes, about 2.1% more ore than the design cone, though at slightly lower grades. The final design pit is very comparable to cone case 10 on at a base copper price of $2.87 per pound.

The tabulations of potential mill ore on Table 1.19 -12 are at the stockpile NSR cut-off grade of $7.25. As will be seen in the next section, this is a close analog to the actual planned plant production schedule.

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1.19.9.6   Mining Production Schedule

Table 1.19 -13 shows the details of the mine production schedule. The schedule is based on a plant capacity of 43,800 ktonnes per year. The schedule is also based on three years of preproduction followed by almost 20 years of commercial mine production, though processing the low grade stockpile extends commercial production to about 22.5 years. Note that the three year preproduction is significantly longer than is strictly required for the preproduction development of the mine. WCC desires to mine and process gold ores from the leach cap by conventional run-of-mine heap leaching during the preproduction period.

The upper section of the table shows direct feed mill ore by year. About 4.6 million tonnes of mill ore will be mined during preproduction and will be stockpiled and re-handled to make up part of the commercial Year 1 ore feed. Year 1 plant production has been assumed to be 32,850 ktonnes or about 75% of the nominal plant capacity.

For economic purposes, an NSR value was calculated for each ore block to classify blocks into ore and waste. The NSR is in $C per tonne and reflects gross revenue less concentrate freight, concentrate treatment charges, and refining. Process recoveries and treatment payable amounts are incorporated into the NSR calculation as are allowances for concentrate loss in shipping and marketing costs. The schedule shows that in Year 2, the NSR cutoff grade is high, $14.00 per tonne and declines to the internal cutoff grade of $6.48 per ore tonne toward the end of the mine life. The declining cutoff grade balances mine and plant capacities over the mine life to maximize the amount of metal produced given the mine total material rate limit. Along with the NSR value, grades of total copper, weak soluble copper, gold, moly, and silver are shown for each time period. The table also shows plant recovered copper, gold, moly, and silver grades based on the recovery information provided to IMC. The recovered grades were calculated on a block by block basis and stored in the block model.

Total direct mill feed ore tonnes is 859,000 ktonnes at 0.212% total copper, 0.250 g/t gold, 0.0244% moly, and 1.78 g/t silver. The average life of mine NSR value is $17.97 per ore tonne for direct feed ore.

An additional constraint on the production schedule is that the ratio of weak soluble copper to total copper was to be maintained at less than 25%. To accomplish this, the SOX ore in mining phase 1 is stockpiled near the primary crusher. This ore amounts to 35.8 million tonnes. It then supplements the mill feed during years 4 through 13 and provides a slight boost to head grades during those years.

The operating schedule also results in a significant amount of low grade ore that is assumed to be stockpiled and processed at the end of the mine life. The portion of under “Low Grade Mill Ore” shows this material. It is material with an NSR cut-off grade between $7.25 per tonne and the operating cut-off for the year. This material amounts to 117,063 ktonnes at 0.130% total copper, 0.151 g/t gold, 0.0123% moly, and 1.32 g/t silver. Recovered grades are also shown for that material.

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Western Copper Corporation

Table 1.19-13: Mine Production Schedule- All Ore Types

	(Units)	-3	-2	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	TOTAL
Direct Feed Mill Ore:																												
NSR Cutoff Grade	(C$)		8.00	8.00	9.30	14.00	13.50	13.00	11.00	12.50	12.50	12.50	10.50	11.00	10.50	10.30	9.50	8.00	8.00	8.30	6.48	6.48	6.41	6.49				
Ore Ktonnes	(kt)		603	4,010	28,237	41,800	43,800	40,200	40,300	40,200	40,200	40,200	40,200	40,200	40,200	40,200	40,394	43,800	43,800	43,800	41,800	43,800	43,800	37,481				822,925
NSR Value	(C$/t)		16.65	17.97	25.03	26.75	25.08	22.08	16.00	17.66	19.02	19.69	18.22	19.01	18.73	17.70	16.51	16.50	14.57	12.69	11.10	11.96	15.01	16.48				17.97
Total Copper	(%)		0.232	0.226	0.259	0.301	0.294	0.275	0.227	0.202	0.205	0.205	0.199	0.214	0.264	0.218	0.173	0.195	0.197	0.161	0.123	0.124	0.146	0.154				0.210
Weak Soluble Copper	(%)		0.055	0.040	0.053	0.041	0.009	0.018	0.023	0.001	0.000	0.000	0.002	0.014	0.031	0.016	0.003	0.007	0.012	0.005	0.000	0.000	0.000	0.000				0.012
Gold	(g/t)		0.369	0.388	0.425	0.386	0.378	0.321	0.294	0.299	0.275	0.257	0.233	0.239	0.193	0.197	0.205	0.189	0.183	0.190	0.154	0.199	0.198	0.195				0.247
Molybdenum	(%)		0.0121	0.0124	0.0225	0.0277	0.0291	0.0229	0.0182	0.0195	0.0244	0.0295	0.0314	0.0311	0.0247	0.0265	0.0272	0.0240	0.0188	0.0198	0.0169	0.0200	0.0271	0.0324				0.0244
Silver	(g/t)		1.88	2.36	2.05	2.02	1.92	2.02	1.81	1.83	2.19	1.65	1.66	1.76	1.77	1.73	1.65	1.46	1.46	1.57	1.55	1.73	1.46	1.64				1.78
Recovered Copper	(%)		0.155	0.163	0.254	0.267	0.262	0.234	0.182	0.179	0.183	0.186	0.176	0.179	0.211	0.180	0.149	0.160	0.164	0.117	0.102	0.103	0.121	0.133				0.177
Recovered Gold	(g/t)		0.237	0.263	0.283	0.255	0.249	0.210	0.174	0.185	0.181	0.170	0.154	0.144	0.127	0.130	0.135	0.131	0.121	0.103	0.101	0.105	0.126	0.123				0.159
Recovered Moly	(%)		0.0089	0.0072	0.0168	0.0188	0.0198	0.0152	0.0100	0.0118	0.0162	0.0201	0.0216	0.0214	0.0165	0.0179	0.0184	0.0159	0.0120	0.0128	0.0105	0.0129	0.0180	0.0223				0.0163
Recovered Silver	(g/t)		0.94	1.17	1.33	1.01	0.97	1.01	0.90	0.92	1.10	0.83	0.83	0.88	0.89	0.87	0.83	0.73	0.73	0.79	0.77	0.67	0.74	0.82				0.88
SOX Mill Ore Stock:																												
NSR Cutoff Grade	(C$)	7.25	7.25	7.25	7.25	7.25	7.25																					
Ore Ktonnes	(kt)	10	2,726	9,408	20,248	1,317	97																					35,806
NSR Value	(C$/t)	19.33	18.79	20.54	22.40	16.65	7.99																					21.06
Total Copper	(%)	0.164	0.175	0.166	0.266	0.301	0.127																					0.260
Weak Soluble Copper	(%)	0.058	0.050	0.065	0.102	0.063	0.032																					0.085
Gold	(g/t)	0.575	0.538	0.581	0.432	0.223	0.187																					0.459
Molybdenum	(%)	0.0201	0.0182	0.0204	0.0278	0.0119	0.0063																					0.0236
Silver	(g/t)	2.1700	2.4600	2.35	2.05	1.06	0.64																					2.22
Recovered Copper	(%)	0.085	0.086	0.103	0.175	0.215	0.075																					0.153
Recovered Gold	(g/t)	0.379	0.355	0.384	0.285	0.147	0.123																					0.303
Recovered Moly	(%)	0.0130	0.0115	0.0133	0.0189	0.0089	0.0025																					0.0157
Recovered Silver	(g/t)	1.0900	1.2200	1.48	1.02	0.54	0.27																					1.11
Low Grade Mill Ore:																												
NSR Cutoff Grade	(C$)			7.25	7.25	7.25	7.25	7.25	7.25	7.25	7.25	7.25	7.25	7.25	7.25	7.25	7.25	7.25	7.25	7.25								
Ore Ktonnes	(kt)			93	196	1,382	7,106	10,326	16,164	23,070	12,069	8,060	3,987	6,818	3,618	6,968	6,236	2,820	4,298	2,107								117,063
NSR Value	(C$/t)			8.25	8.39	11.20	10.74	10.69	9.62	10.07	10.16	10.19	9.06	9.36	9.31	9.12	9.50	8.12	8.21	7.62								9.77
Total Copper	(%)			0.124	0.138	0.183	0.156	0.177	0.142	0.122	0.112	0.111	0.102	0.129	0.138	0.115	0.092	0.111	0.118	0.095								0.130
Weak Soluble Copper	(%)			0.031	0.025	0.028	0.022	0.034	0.020	0.003	0.002	0.003	0.002	0.014	0.020	0.012	0.002	0.009	0.015	0.003								0.012
Gold	(g/t)			0.164	0.139	0.194	0.192	0.158	0.141	0.144	0.151	0.138	0.131	0.132	0.149	0.149	0.160	0.140	0.120	0.119								0.151
Molybdenum	(%)			0.0065	0.0073	0.0077	0.0094	0.0110	0.0114	0.0121	0.0154	0.0130	0.0151	0.0128	0.0106	0.0127	0.0117	0.0091	0.0111	0.0136								0.0123
Silver	(g/t)			2.10	1.72	1.32	1.44	1.40	1.38	1.49	1.34	1.11	1.09	1.19	1.28	1.21	1.20	1.06	1.02	1.03								1.32
Recovered Copper	(%)			0.072	0.092	0.133	0.112	0.122	0.121	0.097	0.091	0.090	0.070	0.094	0.095	0.082	0.069	0.081	0.082	0.061								0.098
Recovered Gold	(g/t)			0.108	0.092	0.122	0.125	0.108	0.093	0.109	0.100	0.090	0.086	0.097	0.098	0.098	0.106	0.093	0.079	0.077								0.100
Recovered Moly	(%)			0.0042	0.0033	0.0037	0.0049	0.0061	0.0064	0.0070	0.0094	0.0107	0.0092	0.0075	0.0059	0.0074	0.0068	0.0047	0.0064	0.0080								0.0071
Recovered Silver	(g/t)			1.05	0.86	0.66	0.72	0.71	0.70	0.74	0.67	0.55	0.54	0.60	0.63	0.60	0.60	0.53	0.51	0.52								0.66
Gold Ore:																												
NSR Cutoff Grade	(C$)	3.19	3.19	3.19	3.19	3.19	3.19	3.19																				
Ore Ktonnes	(kt)	5,032	12,692	18,512	16,611	14,673	11,829	2,080																				81,621
NSR Value	(C$/t)	5.72	7.76	7.47	6.25	4.86	4.62	4.32																				6.19
Gold	(g/t)	0.351	0.475	0.447	0.370	0.266	0.269	0.226																				0.370
Silver	(g/t)	1.93	2.91	3.25	2.31	1.90	2.74	1.85																				2.55
Total Copper	(%)	0.026	0.043	0.048	0.048	0.027	0.038	0.056																				0.041
Weak Soluble Copper	(%)	0.009	0.017	0.013	0.017	0.008	0.011	0.017																				0.012
Molybdenum	(%)	0.0007	0.0141	0.0189	0.0220	0.0009	0.0110	0.0159																				0.0154
Recovered Gold	(g/t)	0.176	0.235	0.223	0.185	0.148	0.133	0.119																				0.186
Recovered Silver	(g/t)	0.39	0.58	0.65	0.46	0.36	0.55	0.37																				0.51
Recovered Copper	(%)	0.006	0.009	0.010	0.010	0.005	0.008	0.011																				0.008
Tonnage Summary:																												
Direct Feed Mill Ore	(kt)	0	603	4,010	28,237	41,800	43,800	40,200	40,300	40,200	40,200	40,200	40,200	40,200	40,200	40,200	40,394	43,800	43,800	43,800	41,800	43,800	43,800	37,481	0	0	0	822,925
SOX Stockpile	(kt)	10	2,726	9,408	20,248	1,317	97	0	0	0	0	3	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0	35,806
Low Grade Ore	(kt)	0	0	93	196	1,382	7,106	10,326	16,164	23,070	12,069	8,060	3,987	6,818	3,618	6,968	6,236	2,820	4,298	2,107	0	0	1	0	0	0	0	117,063
Gold Ore	(kt)	5,032	12,692	18,512	16,611	14,673	11,826	2,080	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	81,621
Total Material	(kt)	7,202	19,956	38,141	88,500	95,000	95,000	95,000	94,384	95,000	95,000	95,000	95,000	95,000	95,000	95,000	95,000	95,000	95,000	88,009	74,255	64,554	62,946	51,610				1,817,125
Waste Material	(kt)	2,160	3,645	6,119	23,514	27,628	32,169	42,398	38,130	32,730	42,731	46,703	51,133	47,982	52,131	47,892	48,371	48,378	46,982	34,101	36,455	20,754	19,149	14,129	0	0	0	759,710
Stockpile Rehandle	(kt)				4,813			3,600	3,600	3,600	3,600	3,600	3,600	3,600	3,600	3,600	3,409							6,316	43,800	43,800	25,144	157,462
	(Units)	-3	-2	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	TOTAL
Waste by Mineral Type:																												
Overburden	(kt)	187	545	900	4,038	2,227	643	881	1,187	53	408	307	372	177	1,533	370	848	594	56									15,542
Leach Cap	(kt)	1,930	2,942	4,946	12,598	11,000	22,543	19,346	8,036	1,267	12,230	17,839	23,069	16,049	26,310	12,576	7,362	4,412	1,423	7								210,421
Supergene Oxide	(kt)	0	8	36	909	1,087	606	5,036	7,086	5,815	120	1,644	1,344	1,444	979	5,548	8,102	2,124	1,617	837	13							44,217
Supergene Sulfide	(kt)		0	5	252	1,455	3,089	3,416	13,569	7,288	6,227	8,546	11,308	14,800	7,073	10,146	12,142	10,368	12,026	1,031	102							123,306
Hypogene	(kt)			0	5	589	1,349	624	9,916	15,222	10,807	8,218	7,329	9,166	5,250	10,772	14,139	26,692	26,967	29,134	26,050	20,743	19,149	14,129				293,054
Waste	(kt)	43	150	173	5,301	5,670	4,139	13,098	940	2,065	12,938	9,117	5,912	8,446	10,993	8,474	7,618	3,789	5,773	2,022	690	11						136,170
Undefined	(kt)																											0
TOTAL WASTE	(kt)	2,160	3,645	6,119	23,514	27,628	32,169	42,398	38,130	32,730	42,731	46,703	51,133	47,982	52,131	47,892	48,371	48,378	46,982	34,101	36,455	20,754	19,149	14,129	0	0	0	759,710

M3-PN100013
29 April 2011
Rev. 0

1-91

CASINO PROJECT PRE-FEASIBILITY STUDY UPDATE

1.20   OTHER RELEVANT DATA AND INFORMATION

1.20.1   Geotechnical – Site Conditions and Foundation Design

Knight Piésold Ltd. (KP) prepared an updated pre-feasibility level foundation assessment for the proposed plant site based on results of geotechnical investigation programs and laboratory testing conducted by KP in 1993, 1994 and 2010.

1.20.1.1   Site Conditions

The investigation results indicate that the surficial materials generally comprise of a thin layer of topsoil (peats and organics) underlain by a well graded colluvium veneer and a thicker layer of residual soil (silt and sand with varying amounts of gravel, cobbles, boulders and clay). Bedrock lies at shallow depths of from 1 to 4 meters and comprises blocky, hard fresh to heavily weathered grandiorite. Permafrost is prevalent in valley bottoms, in shaded draws and on north facing slopes. Very dense frozen soil was encountered in test pits excavated throughout the eastern side of the plant site area. The depth in which frozen ground was encountered ranged from 0.4 to 2.4 m below ground surface. Permafrost issues can be avoided by constructing the plant site facilities away from shaded areas on the south facing slopes of the plant site area, or by excavating down to the bedrock.

1.20.1.2   Foundation Assessment Recommendations

Knight Piésold’s preliminary foundation recommendations are that footings for critical plant site structures be constructed directly on the bedrock due to the expectation that the depth of freeze exceeds the depth to bedrock. Bedrock is generally encountered at shallow depths of from 1 to 4 meters and will provide a solid foundation that is not susceptible to frost effects. Strip footings for plant site structures should be at least 1.0 m wide. Negligible settlement should result if the footings exert no more than a pressure of 500 kPa on weathered bedrock.

Overburden materials should be removed at a 2:1 slope. The site should be kept dry and well drained during and after construction.

1.20.2   Tailings Design

Tailings and reactive waste rock will be deposited in an impoundment located in the Casino Creek valley southeast from the open pit. The Tailings Management Facility (TMF) has been designed to provide sufficient capacity to store 772 million tonnes of tailings (552 million m³ at an average dry density of 1.4 t/m³) and co-disposal of up to 760 million tonnes of reactive waste rock.

Specific overall features of the TMF are shown in the illustrations section and listed below:

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•	Two earth-rockfill-cyclone sand, zoned embankments, referred to as the Main
•	Embankment and West Saddle Embankment;
•	Cyclone sand plant;
•	Tailings distribution pipelines;
•	Two reclaim water systems;
•	Reactive waste storage areas;
•	Supernatant (surface) water pond;
•	Seepage collection ditches and ponds/sumps.

The embankments will be developed in stages throughout the life of the project using a combination of suitable non-reactive overburden, cyclone sand and waste rock materials from the plant site and/or local borrow sources.

The Main Embankment will be expanded in stages across the Casino Creek valley. The Stage I (Starter) embankment is designed to accommodate tailings and reactive waste rock production for 1 year of operations. The West Saddle Embankment will be constructed at the south western corner of the TMF, as shown on in the Illustrations section at the end of this report, and is required by year 16 of operations. The embankments will be constructed as water-retaining zoned structures with a low permeability core zone and appropriate filter and transition zones to prevent downstream migration of fines. The core zone will include a seepage cut-off keyed into competent rock in the foundation. Staged expansions of the embankments will utilize the centerline method of construction using cycloned sand fill for the upstream and downstream shell zones. Typical sections through the Main Embankment and West Saddle Embankment that illustrate their staging are shown on Figure 1.26 -4 in the Illustrations section at the end of this report.

The Stage I (starter) Main Embankment will be constructed in pre-production years concurrent with open pit stripping, with construction scheduled to provide enough time to impound sufficient surface water runoff for mill start-up. Mill process water for ongoing operations and water for cyclone plant operations will be reclaimed from the TMF supernatant pond. Reclaimed water will be returned to the mill head tank and to the cyclone head tank using separate, floating barge mounted pumps, on-shore booster pump-stations and high pressure pipelines. The initial mill reclaim discharge pipeline will run approximately northwest and relatively directly to the mill head tank. The cyclone plant water line will run approximately west from the TMF. Relocation of the barges is required to accommodate ongoing development of the TMD, changes in elevation of the surface water pond and encroachment of the tailing discharge plume into the vicinity of the barge.

A preliminary water balance model was developed for the TMF to assess the various flows to and from the facility, to predict the variation in supernatant pond volume during operations and to estimate make up water requirements. The water balance indicates that the mine site is in a deficit condition from Years 3 to 22. To maintain a minimum 1 m water cover over the tailings, a make-up water supply system will be required for the milling process after approximately Year 2 of operations.

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Seepage water losses from the TMF will be collected in seepage interception systems constructed downstream of the embankments. Intercepted seepage will be conveyed to collection sumps/ponds from where it will be pumped back into the TMF. Special design provisions to minimize seepage losses include the installation of a seepage cut-off beneath the Main Embankment and West Saddle Embankment, a seepage interception and recovery system and contingency measures for groundwater recovery and recycle.

Details of the site characteristics, geotechnical and water management considerations for the tailings facility design, pipeworks (tailings and reclaim systems), seepage collection and reclamation and closure are contained in the Knight Piésold “Report on Revised Pre-Feasibility Design of the Tailings Management Facility” (Ref. No. VA101-325/3-5).

1.20.3   Waste Rock Storage and Stockpiles

A total of 744 million tonnes of mine waste materials, comprising 534 million tonnes of potentially acid generating (PAG) and 210 million tonnes of metal leaching (ML) waste rock and overburden will be mined from the open pit. The results of an updated waste characterization study indicate that all of the waste material is PAG and ML. The current plan is to store this potentially reactive material subaqueously within the Tailings Management Facility (TMF).

The mining schedule indicates that there is no non-reactive waste rock available for embankment construction at the TMF. Non-reactive waste rock is typically used as shell zone material in the construction of TMF embankments. Therefore, it is anticipated that the starter embankment for the TMF will be constructed from local borrow sources or material produced from plant site stripping.

Geotechnical conditions generally match those discussed in Section 1.20.1.1

Where permafrost is present, surface vegetation will be stripped well in advance of waste or low grade ore deposition to allow thaw.

During operations the waste rock piles, if any are produced, will be developed with 30 m high benches, each offset from the downstream edge by 20 m berms to provide an overall slope of approximately 2H:1V. This will maintain on-going stability of the pile and will facilitate final grading to establish a uniform slope for reclamation. Each bench will be constructed from lifts of approximately 15 m by end-dumping the waste material to form repose slope angles of approximately 1.3H:1V. At closure the crest of the waste pile will be rounded to provide long term stability.

Low grade and supergene oxide ore, amounting to 152 Mt, is stockpiled near the plant (Figure 1.25 -1) for processing at the end of the mine life A low grade stockpile, east of the pit, will store approximately 117 Mt of low grade mill ore. This will be processed during the final years of the operation, Years 20 through 23. Effluent from the stockpile area will drain to the TMF.

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Also, 35.8 Mt of supergene oxide ore (SOX) from mining phase 1 will be stockpiled south of the crusher. This ore will be processed during Years 4 through 14 to maintain soluble copper grades in the plant at acceptable levels. Effluent from this stockpile will also drain to the TMF.

About 15.5 Mt of overburden will be produced by the mining operation. If not required for tailings impoundment construction, this will be stockpiled south of the SOX stockpile and used during reclamation. Effluent from this stockpile also will drain to the TMF.

1.20.4    Leach Pad

The facility is located on a southeast facing hill-slope approximately 1 km south of the deposit area. While initial construction will be smaller, the final heap leach pad required for an ore tonnage of 81.6 Mt will have a surface area of approximately 1,156,000 m². An events pond will provide storage for excess leachate and storm water runoff. The heap leach pad confining embankment and events pond will require approximately 1,325,500 m³ of embankment fill for construction. The required solution storage for the events pond is approximately 407,000 m³. The total quantity of geosynthetic liner required for the heap leach pad and confining embankment is approximately 1,206,500 m².

The total quantity of geosynthetic liner for the events pond is approximately 90,000 m². The following design features, operational requirements and construction methods which will likely be required for the proposed facility:

•	Pumping of pregnant solution to a gold extraction plant, located southwest of the plant site area.

•

It may be necessary to excavate the foundation down to competent bedrock in areas with permafrost to eliminate potential settlement and instability resulting from thawing ice- rich overburden. These materials will require containment and sediment control upon thawing. The extent of ice-rich overburden throughout the heap leach pad area will be confirmed through additional site investigations. The estimate assumes excavation to bedrock at a depth of 2 meters.

•

A confining embankment will be constructed along the toe of the pad to provide confinement and stability. Pre-production earthworks will also include the construction of an events pond for temporary storage of storm runoff and overflow of pregnant solution during shut-down.

•

A composite liner system comprising a geomembrane, compacted soil liner and leachate detection and recovery system to maximize leachate collection and minimize seepage losses will be constructed over the upper portion of the leach pad. A double composite liner system comprising two geomembrane liners, a compacted soil liner and two geotextiles will be constructed in the lower portion of the leach pad (potential ponding area) and events pond and will include a leachate detection and recovery system for intercepting and collecting any leakage through the inner liner.

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•

Borrow materials for the confining embankment, events pond and soil liner construction may utilize residual soils and weathered bedrock along well drained, non-frozen, south- facing slopes east or west of the heap leach facility. Suitable non-reactive mine waste rock, if any is identified, may also be used for heap leach facility construction.

•

The heap leach pad will be developed in stages by loading in successive lifts upslope from the confining embankment. This will provide initial stability and minimize initial capital costs. The pad will be developed in 8 m lifts constructed at repose bench face angles of approximately 1.4H:1V. Bench widths approximately 9 m wide will be left at the toe of each lift to establish a final overall slope angle of 2.5H:1V.

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1.21    INTERPRETATION AND CONCLUSIONS

The Casino mineral occurrence can be successfully and economically exploited by proven mining and processing methods under the conditions and assumptions outlined in this report.

Opportunities exist to enhance the project economics including:

•	Conversion of inferred resource into measured and indicated

•	Increasing the overall resource through pricing and drilling

•	Sharing of infrastructure development costs with other parties

•	Refined engineering during feasibility study

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1.22   RECOMMENDATIONS

Western Copper Corporation should continue to further define the resource through exploration drilling, particularly in the more sparsely drilled area west of the main zone and deep drilling adjacent to the microbreccia pipe.

Western Copper Corporation should continue with the environmental studies and permitting efforts now underway.

Western Copper Corporation should continue with the engineering effort in support of permitting and to advance efforts toward preparation of a full feasibility study.

Western Copper Corporation should continue to monitor developments in the Yukon, northern British Columbia and Alaska to be in a position to share infrastructure development.

Western Copper Corporation should make note that the refinement of the water model will continue during the upcoming feasibility study as the design is advanced and additional data is available.

Additional metallurgical testing is contemplated to provide a design basis for the refined optimized Feasibility Study. M3 suggests that future testing focus on composite samples representing the material as it will be mined. Composites representing year one and two, and a composite of supergene sulphide and hypogene that will be mined in years three, four and five are suggested. Additional testing adding increasing percentage of supergene oxide composite to the year three to year five sulphide composite could then be run to demonstrate the effect of the oxide blend on metallurgical performance. A composite of hypogene material and oxide blend tests to approximate the blend anticipated for years six to nine are also recommended.

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1.23   REFERENCES

Alaska Industrial Development and Export Authority, Anchorage, Alaska, Skagway Ore Terminal Expansion Conceptual Study, Unpublished Report, Western Copper Corporation, August 2010.

Archer Cathro & Associates (1981) Ltd., Williams Creek Copper Oxide Project, Preliminary Submission Prepared for the Regional Environmental Review Committee, Yukon Territory, August 1991.

Associated Engineering (BC) Ltd., Casino Mine Project, Project Transportation Scoping Study, Unpublished Company Report, Western Copper Corporation, April 2008.

Associated Engineering (BC) Ltd., Casino Mine Project, Casino Mine Project, Casino Mine Airstrip Site Selection Report; Unpublished Company Report, Western Copper Corporation, June 2010.

Associated Engineering (BC) Ltd. and Lauga & Associates Consulting Ltd, Casino Mine Project, Casino Mine Transport Pre-feasibility Study, Unpublished Company Report, Western Copper Corporation, September 30, 2010

Associated Engineering (BC) Ltd., Casino Mine Project, Casino Mine Project, Casino Mine Pre-Feasibility Access Study, Unpublished Company Report, Western Copper Corporation, December 2010.

Associated Engineering (BC) Ltd., Casino Mine Project, Casino Mine Freegold Road Upgrade Study, Unpublished Company Report, Western Copper Corporation, December 2010

Bower, B., Case, T., DeLong, C., and Rebagliati, C.M., Casino Project, 1994 Exploration and Geotechnical Drilling Program on the Casino Porphyry Copper-Gold-Molybdenum Deposit, Unpublished Company Report, Pacific Sentinel Gold Corp., May 1995.

Bower, B., DeLong, C., Payne, J., and Rebagliati, C.M., The Oxide-Gold, Supergene and Hypogene Zones at the Casino Gold-Copper-Molybdenum Deposit West Central Yukon, Special Volume 46, Canadian Institute of Mining, Metallurgy and Petroleum, 1995.

Brenda Process Technology, Preliminary Flotation Testing for Copper, Gold and Molybdenum, Unpublished Company Report, Pacific Sentinel Gold Corp., March 1994.

Gary Giroux, Giroux Consultants Ltd. and Scott Casselman, Casselman Geological Services Ltd., Casino Project 2010 Mineral Resource Update, Unpublished Company Report, Western Copper Corporation, December 2010.

Giroux Consultants Ltd., Memorandum Re. Resource Classification for Casino Cu-Au-Mo Project, April 28, 2008, Memo prepared for Weste0rn Copper Corporation

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CASINO PROJECT PRE-FEASIBILITY STUDY UPDATE

Giroux, G.H., A Geostatistical Resource Evaluation of the Casino Cu-Au-Mo Deposit, Yukon, Unpublished Company Report, Pacific Sentinel Gold Corp., September 1995.

G&T Metallurgical Services Ltd., Metallurgical Assessment of the Casino Deposit, Yukon Territory, Unpublished Company Report, May 2008.

G&T Metallurgical Services Ltd, Assessment of Silver Metallurgical Performance – Casino Project, Yukon Territory, Unpublished Company Report, August 2008.

G&T Metallurgical Services Ltd, Production of Environmental Tailings Samples for the Casino Project, Unpublished Company Report, December 2009.

G&T Metallurgical Services Ltd, Scoping Level Assessment of Casino Property, Unpublished Company Report, January 2011.

Hallam Knight Piésold, Casino Project – Data Report 1993 – 1995, Unpublished Company Report, Pacific Sentinel Gold Corp., March 1997

Heap Leach/Carbon Adsorption Study for Oxide Gold Zone, Unpublished Company Report, Pacific Sentinel Gold Corp., April 1995.

Kappes, Cassiday & Associates, Cyanide Bottle Roll Tests, Unpublished Company Report, Pacific Sentinel Gold Corp., October 1994.

Independent Mining Consultants Inc., Casino Copper-Gold Project Yukon Territory, Canada, Prefeasibility Study Mining, Unpublished Company Report, Western Copper Corporation, March 2011.

Kappes, Cassiday & Associates, Acid Leach and Cyanide Leach Bottle Roll Tests, Unpublished Company Report, Pacific Sentinel Gold Corp., March 1995.

Kerr Wood Leidal Associates Limited, Scoping-Level Power Study for Casino Mineral Deposit, Yukon, Final Report, Unpublished Company Report, Western Copper Corporation, June 2008.

Kerr Wooed Leidal Associates Limited, Power Supply Pre-Feasibility Level Study for Casino Mine, Unpublished Company Report, Western Copper Corporation, December 8, 2010

Knight Piésold Ltd., Report on Conceptual Design of Heap Leach Facility (Ref. No. 1833/1), Unpublished Company Report, Pacific Sentinel Gold Corp., January 1995.

Knight Piésold Ltd., Casino Copper-Gold Project – Preliminary Open Pit Slope Design, Unpublished Company Report, Western Copper Corporation, January 24, 2008.

Knight Piésold Ltd., Casino Copper-Gold Project – Preliminary Plant Site Foundation Assessment, Unpublished Company Report, Western Copper Corporation, February 15, 2008.

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Knight Piésold Ltd., Casino Copper-Gold Project – Waste Storage Area and Low Grade Ore Stockpiles, Unpublished Company Report, Western Copper Corporation, April 16, 2008.

Knight Piésold Ltd., Western Copper Corporation Casino Copper-Gold Project, Pre-feasibility Design of the Heap Leach Facility, Unpublished Company Report, Western Copper Corporation, April 23, 2008.

Knight Piésold Ltd., Western Copper Corporation Casino Copper-Gold Project, Pre-feasibility Design of the Tailings Management Facility, Unpublished Company Report, Western Copper Corporation, May 30, 2008

Knight Piésold Ltd., Casino Copper-Gold Project, Hydrometeorology Report (Ref No. VA101-325/3-1), Unpublished Company Report, Western Copper Corporation, June 15, 2010.

Knight Piésold Ltd., Casino Copper-Gold Project Waste Storage Area and Ore Stockpiles, Unpublished Company Report (Ref. No. VA10-01746), Western Copper Corporation, February 4, 2011.

Knight Piésold Ltd., Casino Copper-Gold Project, Updated Plant Site Foundation Assessment (Ref No. VA10-01705) Unpublished Company Report, Western Copper Corporation, February 4, 2011.

Knight Piésold Ltd., Casino Copper-Gold Project, Updated Open Pit Slope Design (Ref No. VA10-01460), Unpublished Company Report, Western Copper Corporation, February 14, 2011

Knight Piésold Ltd., Casino Copper-Gold Project, Revised Pre-Feasibility Design of the Heap Leach Facility (Ref No. VA101-325/3-6), Unpublished Company Report, Western Copper Corporation, February 23, 2011.

Knight Piésold Ltd., Casino Copper-Gold Project, Report on Revised Pre-Feasibility Design of the Tailings Management Facility, Unpublished Company Report, Western Copper Corporation, March 1, 2011.

Lauga and Associates Consulting Ltd. in Association with Associated Engineering, Ltd., Casino Mine Project, Conceptual Analysis of Port Development Options, Unpublished Company Report, Western Copper Corporation, May 5, 2008.

Lynden Incorporated, Intermodal Transportation Study, Unpublished Company Report, Pacific Sentinel Gold Corp., March, 1995.

Melis Engineering Ltd., Metallurgical Test Program, Unpublished Company Report, Pacific Sentinel Gold Corp., Unpublished Company Report, Pacific Sentinel Gold Corp., July 1995.

METCON Research, Casino Project – Agitated and Column Cyanide Leach Study, Unpublished Company Report, Western Copper Corporation, July 2008.

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CASINO PROJECT PRE-FEASIBILITY STUDY UPDATE

Minto Explorations Ltd., Annual Report 1999, Quarterly Reports March 2000 through March 2002.

Neil S. Seldon & Associates Ltd., Casino Project – Marketing Certain Key Revenue Assumptions for Copper Concentrates and Molybdenum, Unpublished Company Report, Western Copper Corporation, February 2008.

Pacific Sentinel Gold Corp., Casino Project Internal Files.

Rebagliati, C.M. and Banner R.H., Qualifying Report Casino Property Yukon Territory, January 23, 2003, Report prepared for CRS Copper Resources Corp. and First Trimark Ventures.

Rebagliati, C.M. and Titley, E.D., Report on the Revised Resource Estimate Casino Property Yukon Territory, February 27, 2004, Report prepared for Lumina Copper Corp.

Scoping Study and Overview Report, 25,000 TPD Open Pit Mine and Concentrator Complex, Unpublished Company Report, Pacific Sentinel Gold Corp., November 1995.

SGS Lakefield Research, Pre Feasibility Grinding Circuit Study for Western Copper Corporation – Casino Project based on Small-Scale Tests Data, Unpublished Company Report, Western Copper Corporation, February 2008.

Titley, E.D., Memorandum Re. Casino Sampling and Analytical Procedures, May 14, 2001, Memo prepared for Shari Gardiner and Company File.

Trimac, Budgetary Rate Proposal, Unpublished Company Report, Western Copper Corporation, November 9, 2010.

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1.24   DATE AND SIGNATURES

The information in this report is current as of 29 April 2011.

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1.25	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

1.25.1   Mine Operations

A mine plan was developed to supply ore to a conventional copper sulfide flotation plant with the capacity to process 120,000 tonnes per day, or 43.8 million tonnes per year. The mine is scheduled to operate two 12 hour shifts per day, 365 days per year. This will require four mining crews. The crews will operate 7 days on-7 days off from a fly in-fly out camp.

The final pit design was based on a floating cone shell at $2.75 per pound copper, $950 per ounce gold, $15.00 per pound molybdenum, and $15.00 per ounce silver and a USD to CDN exchange rate of 1 to 1.

Five mining phases were also developed for the study. The phase designs include haul roads and adequate working room for large mining equipment. The roads are 36m wide at a maximum grade of 10%. The width will accommodate trucks up to the 360 tonne class, such as the Caterpillar 797F truck.

1.25.1.1   Mining Equipment

Mine equipment requirements were calculated based on the annual mine production schedule, the mine work schedule, and equipment shift productivity estimates. The size and type of mining equipment is consistent with the size of the project, i.e. peak material movements of 95 million tonnes per year.

Table 1.25 -1 provides a summary of the number of units for Year -1, Year 1, and the peak life of mine requirements.

Table 1.25 -1: Summary of Mine Major Equipment Requirements

Equipment Type	Size	Year -1	Year 1	Peak
P&H 3200 XPC Drill	(444 mm)	1	2	3
P&H 4100 XPC Shovel	(61.2 cum)	1	3	3
Caterpillar 797F Truck	(360 mt)	8	17	27
Caterpillar D11T Dozer	(634 kw)	2	3	3
Caterpillar D10T Dozer	(433 kw)	2	3	3
Caterpillar 854K Dozer	(597 kw)	2	3	3
Caterpillar 24M Grader	(397 kw)	2	3	3
Water Truck- 90,000 l	(90,000 l)	2	3	3
Caterpillar 345DL Backhoe	(2.7 cum)	1	1	1
Atlas Copco ECM720 Drill	(140 mm)	1	1	1
Caterpillar 992K Loader	(10.7 cum)	1	1	1
Caterpillar 777F Truck	(90 mt)	4	4	4

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Total waste in the IMC mine plan amounts to 759.7 million tonnes. This material is disposed as follows:

•

533.8 million tonnes of supergene oxide, supergene sulfide, hypogene, and unclassified waste is considered as potentially acid generating waste (PAG Waste) and will be co- disposed with tailings near the south (deepest) end of the tailings management facility.

•

210.4 million tonnes of leach cap waste is considered as potentially metal leaching waste (ML Waste) and will be co-disposed with tailings near the north (shallow) end of the tailings management facility.

•	15.5 million tonnes of overburden waste will be placed in a waste stockpile south of the plant, near the tailings management facility.

Additional rock storage facilities during the life of the project include:

•	The heap leach pad which at the end of the project will contain 81.6 million tonnes of spent, non-reactive ore.

•	A low grade stockpile, amounting to 117.1 million tonnes, which will be processed at the end of the mine life.

•

There will also be SOX ore stockpile south of the crusher to store phase 1 SOX ore. It will be reclaimed during mining years 4 through 13. The maximum size of this facility is estimated at 35.8 million tonnes.

Figure 1.25 -1 shows the maximum extent of the various stockpiles. They are all constructed in lifts from the bottom up. The permanent facilities such as the leach pad and overburden stockpile are shown as 30m lifts at angle of repose with a 35m setback between lifts to make the overall angle 2.5H:1V, appropriate for final reclamation. The low grade stockpile and SOX stockpile are depicted at the angle of repose, since they will be reclaimed.

The northern most end of the tailings facility is just south of the low grade stockpile and east of the SOX and overburden stockpiles. Most of the facility, including the embankment, is well south of the area shown in Figure 1.25 -1.

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1.25.2   Transportation of Concentrates and Commodities

The following strategy will be used for a) the transportation of copper and moly concentrates to the Port of Skagway and b) for the importation of bulk commodities and LNG to Casino. The inland freight cost to transport the concentrates, LNG, and bulk materials is based upon the budgetary proposal from Trimac to provide these services. The tractors used to haul this freight will be fuelled by LNG.

•	Copper concentrates will be transported from Casino to the Port of Skagway by over the highway tractors hauling double side dump trailers at a maximum gross weight of 77.1 mt and a payload of 50 mt.

•	Moly concentrates will be transported in 2mt bulk bags loaded into 40 foot containers and hauled in a B-train configuration.

•	LNG will be transported in 40 foot ISO containers carried on highway trailers in a B-train configuration.

•

Copper concentrates will be loaded out from the concentrate storage facility provided by AIDEA in Skagway onto handy class vessels. Shipment lots will typically range from 10,000 mt to 20,000 mt with a target average shipment of 15,000 mt to minimize berthing requirements, particularly during the cruise ship season. Average annual concentrate shipments is approximately 272,000 mt (wet). The concentrate storage facility at Skagway will house in excess of 40,000 mt of concentrate and will provide storage for imported bulk materials.

•	Moly Concentrate average annual shipments is approximately 11,000 mt (wet).

•

Grinding media will be imported from Asia- Pacific region in 5,000 - 10.000 mt lots in handy class vessels to the Port of Skagway, off loaded into a bulk storage facility and then transported to the site as a back haul in the copper concentrate trailers.

•	Similarly, lime will be imported from Asia-Pacific region in lots of 5,000 - 10,000 mt, off- loaded into a bulk storage facility in Skagway and subsequently transported to site as a back haul.

1.25.3   Water

The main objective of the water management plan is to effectively control all water that originates within the project area, or is brought into the project area, in an environmentally responsible manner. This includes optimizing the use of available water sources to supply the water requirements of the milling process and related mining activities, thereby reducing the demand for external make-up water. This will include control of surface water runoff, groundwater from the open pit, process water, seepage from the TMF, and bleed water from cyclone sand placement and consolidation.

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Freshwater is required to supplement process water requirements during start-up, to provide make-up water to the mill. Freshwater for use during mill start-up will be supplied by completing the starter embankment in pre-production years concurrent with open pit stripping, with construction scheduled to provide enough time to capture sufficient surface water runoff for mill start-up. Provisions for makeup water to the mill have been included in the mine site water balance. The freshwater source is assumed to be a groundwater well field and segregated fresh water from the tailings supernatant pond.

A preliminary water balance model was developed for the TMF to assess the various flows to and from the facility, to predict the variation in supernatant pond volume during operations and to estimate make up water requirements. The determination of an accurate water balance for the operating facility is a key part of the TMF design process.

1.25.4   Permits

As of November 2005, the Yukon Environmental and Socio-economic Assessment Board (YESAB) must assess projects in Yukon for environmental and socio-economic effects under the

Yukon Environmental and Socio-economic Assessment Act (YESAA). The Act includes two regulations: The Yukon Activity and Project Regulation and the Timelines/Decision Bodies Coordination Regulation.

Development of the Casino properties into a fully operational mine will trigger an environmental assessment under YESAA as all activities related to the construction, operation, modification or closure of a mine are listed as assessable activities. Furthermore, the level of assessment for the Casino project will be at the Executive Committee screening level as the key activities meet or exceed the applicable activity thresholds.

The YESAA screening process for projects submitted to the Executive Committee is estimated to take between 18 and 30 months to complete. For planning purposes, given this process including document preparation and response to additional information requests, will likely take close to 24 months. For the Casino project this process will include consultation with the Selkirk First Nation in advance of submission of the proposal for a project. Consultation with Little Salmon Carmacks First Nation is also required as the preferred access route crosses into their Traditional Territory.

Western Copper will require a number of authorizations from various agencies to bring the Casino properties into production or perform further work on the property. The regulatory permitting and licensing processes are separate from the environmental and socio-economic assessment process (YESAA), and are generally initiated following the issuance of a positive YESAA Screening Report and Yukon Government decision document.

Authorizations are processed and issued following completion the YESAA assessment. However, some agencies will conduct preliminary reviews of applications or begin drafting authorizations prior to the issuance of a positive YESAA decision document.

Table 1.25 -2 lists the major and minor permits required.

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Table 1.25 -2: Major Permits

Agency Responsible/web link	License/ Authorisation	Description	Term/Timing	Comments
ASSESSMENT STAGE
Yukon Socioeconomic Assessment Board http://www.yesab.ca	Not a license, recommendations only.	Administers the Yukon Socioeconomic Assessment Act. (YESAA)	2.5 years.	Conducts a review and provides recommendations to government agencies (Decision Bodies)
Decision Bodies: the federal, territorial, or First Nation having authority to determine whether a project may proceed.	Decision Documents (Not a License) Licenses cannot contravene Decision Documents.	Decision Bodies respond to recommendations by the Executive Committee of YESAB. A Decision Body may accept, vary or reject a recommendation, and must state its decision in Decision Documents.	Defined timelines depend on whether the Decision Body accepts, varies or rejects YESAA recommendations.	Agencies cannot issue licenses until a Decision Document has been issued.
MAJOR LICENSES
YG Energy, Mines and Resources/ Minerals Management Branch	Quartz Mining License (Production License)	Establishes conditions that authorize specific mining activities, reclamation and closure, security, requirements for design approval, reporting requirement, and advance notification requirements for certain activities.	Discretionary	Broad discretion to establish license terms and conditions and require security.
Yukon Water Board	Type A Water Use License	License conditions include: Quantity of water for camp use and mine processing, sets discharge water quality standards and establishes provisions for the collection of security	Expect licensing process to take up to one year. Can issue licenses for up to 25 years.	The Water board will not initiate their process until Decision Bodies have issued Decision Documents.
Department of Fisheries and Oceans/Environment Canada	Metal Mining Effluent Regulation Schedule 2 Amendment	Addition to listing of Tailings Impoundment Areas.	Up to 2 years after the environmental assessment process is completed.	Requires a federal Order- In-Council.

1.25.5 Operating Costs

The operating and maintenance costs for the Casino operations are summarized by areas of the plant. Cost centers include mine operations, process plant operations, and the General and Administration area.

Process operating costs were determined for a typical year of operations (Year 3), based on an annual mill ore tonnage of 43.8 million tonnes that will produce approximately 411,000 tonnes of copper concentrates and 13,000 tonnes of molybdenum concentrates. The heap leach plant costs are based on gold ore production of 11.8 million tonnes and production of approximately 51,000 ounces of gold, 208,000 ounces of silver, and 1,000 tonnes of copper precipitates, also approximately 53,000 ounces of gold from the Pyrite CIL circuit. These costs were adjusted on a year by year basis and incorporated into the financial model.

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Life of mine average operating cost is $9.70 per tonne for sulphide ore, which includes mining, concentrator plant and general and administrative costs. The life of mine average operating cost is $2.96 per tonne for oxide ore which includes processing only.

1.25.5.1   Mine Operating Costs

Mining operating costs were developed on an annual basis for several cost centres, namely, drilling, blasting, loading, hauling, roads and dumps, general mine, general maintenance and mining administration. Cost centres were estimated on the basis of the cost of operating equipment, providing labour and supplying maintenance parts and operating consumables as required to mine the tonnage specified by the mining schedule. The cost of operating mining equipment was derived on an hourly basis prorated to the number of operating minutes per shift and then to the number of shifts required per year. The cost of labour was determined on the basis of an hourly burdened rate for each job classification and the man-hours required for performing operating and maintenance functions. Parts and consumables costs were estimated on budget estimates and average consumptions for fuel, lubes, tires, ground engaging tools, and repair parts. Table 1.25 -3 shows total mining production life of mine mining cost and unit mining cost.

Table 1.25 -3: Mining Statistics

Category	Total Material (kt)	Ore (kt)	Total Cost (C$)	Cost Per Total (C$/t)	Cost Per Ore (C$/t)
Life of Mine Mining Cost	1,974,607	975,794	3,025,784	1.532	3.101

The costs are in 1st quarter 2011 Canadian dollars. This estimate is based on assumed prices for commodities such as fuel, explosives, parts, etc. that are subject to wide variations depending on market conditions. The current estimate is based on the following estimated prices for key commodities:

•	Diesel fuel delivered to the site for $0.921 per liter,
•	Electrical power at $0.10 per kwh,
•	Bulk blasting agents at $0.60 per kg delivered to the site, and
•	Tires at approximately 75% of US list prices.

1.25.5.2   Process Plant Operating & Maintenance Costs

Process Labour & Fringes

Process labour costs were derived from a staffing plan and based on prevailing daily or annual labour rates referenced from an industry survey for Canadian wages and benefits. Labour rates and fringe benefits for employees include all applicable social security benefits as well as all applicable payroll taxes.

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Power

Power costs were based on obtaining power from a LNG power plant at a rate of $C0.097 per kWh. Power consumption was based on the equipment list connected kW, discounted for operating time per day and anticipated operating load level.

Reagents

Consumption rates were determined from the metallurgical test data or industry practice. Budget quotations were received for reagents supplied to Skagway, AK, or from local sources where available with allowance for freight to site.

Maintenance Wear Parts and Consumables

Grinding media and part consumption are based on industry practice for the crusher and grinding operations. An allowance was made to cover the cost of maintenance of all items not specifically identified and the cost of maintenance of the facilities. The allowance made was 5.0% of the direct capital cost of equipment, which totalled approximately $16.1 million for the concentrator and $0.6 million for the heap leach plants.

Process Supplies & Services

Allowances were provided in concentrator, heap leach process plants for outside consultants, outside contractors, vehicle maintenance, and miscellaneous supplies. The allowances were estimated using historical information from other operations and projects.

1.25.5.3   General Administration

General and administration costs include labour and fringe benefits for the administrative personnel, human resources, and accounting. Also included are office supplies, communications, insurance, employee transportation and camp, and other expenses in the administrative area.

Labour costs for G&A are based on a staff of 40. Labour rates are based on a daily rate and include benefits.

All other G&A costs were developed as allowances based on historical information from other operations and other projects.

Laboratory costs estimates are based on labour and fringe benefits, power, reagents, assay consumables, and supplies and services.

All other laboratory costs were developed as allowances based on historical information from other operations and other projects.

Note that laboratory services are likely to be contracted out. This estimate retains the costs under the assumption that contract and in-house laboratory services costs are equal.

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Table 1.25 -4: Summary of Sulphide Mill Operation and Heap Leach Cost

Sulphide Mill Operations	C$/per tonne ore
Mining	3.10
Process	6.24
General and Administration	0.36
Total Sulphide Operating Cost	9.70

Heap Leach
Heap	0.31
ADR/SART- Gold Ore	2.65
Total Heap Leach Operating Cost	2.96

1.25.6   Capital Costs

Table 1.25 -5 presents a capital cost estimate summary.

To assist in the estimating, M3 used quantity estimates, and in some cases costs, supplied by specialist sub consultants:

•	Associated Engineering (AE): Main access.

•	Kerr Wood Leidal (KWL): Project power supply capital and operating costs,

•	Knight Piésold (KP): Geotechnical quantities associated with the Heap Leach Facility,

•	Waste Rock Storage Area, Water Supply and the Tailing Management Facility, and

•	Independent Mining Consultants (IMC): mine capital and operating costs

“Initial Capital” is defined as all capital costs through to the end of construction or the end of Year 1 of the mine life. Capital costs predicted for later years are carried as sustaining capital in the financial model.

All costs are from end of 1st quarter 2011 Canadian dollars. The values in this report assume an exchange rate of one to one between U.S. and Canadian dollars.

The accuracy of this estimate for those items identified in the scope-of-work is estimated to be within the range of ±25%. Outside consultants provided estimates for the power plant, access road, and port facility. These consultants reported that their estimates are compatible with the overall estimate accuracy of ±25%.

Based on the level of engineering completed and definition of scope, M3 estimated the contingency at 15% of the direct and indirect costs (Contracted Cost). The contingency was estimated on an area and cost category basis. The costs provided by others also contain a 15% contingency.

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1.25.6.1   Direct Costs

Sitework quantities were estimated by Knight Piésold for the tailings pond, heap leach and mine waste rock piles. M3 applied unit cost factors based on experience and judgement.

Other sitework quantities were estimated using Autodesk’s Land Development program for AutoCAD applied to preliminary facility layouts prepared by M3 and using foundation depths suggested by Knight Piésold.

Structural steel and concrete quantities for the process plant buildings were estimated using parametric factors collated from constructed projects and current construction designs for projects of a similar size and nature. Other areas were estimated from direct material take-offs from drawings of conceptual designs.

Concrete costs were estimated based upon an informal survey of current and recent projects in the Yukon.

Steel costs were based upon a recent large steel purchase for a mine plant of similar scale. Competitive bids were collected from the US, Canada, and Mexico. Asian prices will be considered for the Feasibility Study. M3 considers the resulting bid prices to be representative of world structural steel prices during the first quarter of 2011 as these costs reflect a substantial increase on first quarter pricing.

Major items of chutework, skirting, liners etc. were estimated from parametric factors collated from similar, constructed projects and current designs. The cost of the steel was based on quotes for recently constructed projects.

Architectural costs are based on M3 records of similar sized projects for the major buildings. Yukon unit rates are applied to the quantities previously calculated.

Vendor quotes supplied cost data for major mine equipment. Small support equipment cost was estimated by an allowance of 5%.

M3 prepared a comprehensive Equipment List based on the flowsheets developed for the project. Major process plant equipment such as the primary crusher, grinding mills, pebble mills, large capacity conveyor belts, cyclone clusters, large-capacity pumps, and major electrical components were priced from vendor budgetary quotations. Other equipment prices were based on M3’s historical records including budgetary and equipment purchase pricing from recent, similar projects. Some historic records were scaled to correct for size or capacity difference. Installation costs are based on allowances for materials and M3’s judgment and experience for labour. Over 85%, of total mine and plant mechanical equipment cost came directly from 2011 vendor budgetary quotes for this or other projects.

Electrical equipment prices are historical prices from two projects of similar scale collected over the past two years.

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Piping in most areas is estimated as a percentage of the mechanical equipment cost. But the fresh water pipeline from the well field, the reclaim water system from the tailings pond, the fresh water system for the heap leach, and the piping to and from the heap leach was estimated based on an M3 conceptual design.

Instrumentation in most areas is estimated as a percentage of the mechanical equipment cost. 1.25.6.2 Indirect Costs A freight allowance of 10% is included on equipment and bulk material cost The following taxes have been considered for this estimate:

•	Sales tax is not included in the cost of equipment.

•	HST/GST is not included as it is a pass through cost.

•	Payroll taxes are included in the labour rates

Working capital is not included in the capital cost but is accounted for in the financial model. See Section 1.25.7.

Sustaining Capital is not included in the initial Capital Cost Estimate but has been estimated on the same basis as the initial capital. The major components of sustaining capital are expansion of Heap Leach Facility pad, additions to the mine equipment fleet in later years, and Tailings Management Facility expansions including return water pump station relocation and installation of a second pump station in later years. Estimated costs are applied in future years in the financial model. See Section 1.25.7 Sustaining costs are included in the financial model.

A construction camp with executive, supervisor, and labourer quarters to hold the anticipated maximum construction manpower of 1,600 people is included in the estimate. A camp operating cost of $85 per day per person is also included.

Labour costs were estimated by applying hourly quantities to common construction metrics. M3 cost estimators use in-house data vendor information, published cost estimating guides and experience and judgment to determine the hourly quantities. Construction trade labour rates average approximately $76.00 per hour.

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Table 1.25 -5: Capital Cost Estimate Summary

(millions)
Mine (including pre-stripping)	$382
Mill & Flotation	$611
Tailings	$136
Heap Leach	$70
Sub-Total	$1,200
Engineering & Management	$164
Camp	$64
Power Plant (includes Heap power)	$209
Access Road	$99
Port	$5
Airstrip	$16
LNG Facility	$51
Contingency	$276
Owner's Costs	$44
Grand Total	$2,128

1.25.7   Financial Analysis

The financial evaluation presents the determination of the Net Present Value (NPV), payback period (time in years to recapture the initial capital investment), and the Internal Rate of Return (IRR) for the project. Annual cash flow projections were estimated over the life of the mine based on the estimates of capital expenditures and production cost and sales revenue. The sales revenue is based on the production of copper concentrate with gold and silver credits, molybdenum concentrate and gold and silver doré.

1.25.7.1   Mine Production Statistics

Mine production is reported as mill ore, low grade mill ore, gold ore and waste material from the mining operation. The annual production figures were obtained from the mine plan as reported earlier in this report. The financial model reflects the stockpiling of low grade ore and its subsequent processing at the end of mine life.

1.25.7.2   Plant Production Statistics

In the current plan, all the Mill Ore and Gold Ore is processed directly, with the Low Grade Ore being stockpiled and processed at the end of mine life. The Gold Ore will begin to be processed in year -3, that is, three years before mill ore processing begins.

The gold ore processing by heap leaching will produce to two products, a gold and silver doré and a copper precipitate. The estimated production over the life of the heap leach is 487,000 ounces of gold, 1,338,000 ounces of silver, and 14.7 million pounds of copper.

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Production from the flotation plant will produce a copper-gold and silver concentrate and a molybdenum concentrate. The estimated copper concentrate production for the life of the flotation plant is 5.8 million tonnes containing 3.6 billion pounds of copper and 4.9 million ounces of gold and 27.1 million ounces of silver. The estimated molybdenum concentrate production for the life of the flotation plant is 228,000 tonnes containing 281.1 million pounds of molybdenum.

1.25.7.3   Capital Expenditure

The base case financial indicators have been determined on the basis of 100% equity financing of the initial capital. The base case assumes LNG is used to fuel the power plant from initial start-up of concentrator throughout the life of the mine. Any acquisition cost or expenditures prior to the full project production decision have been treated as “sunk” cost and have not been included in the analysis.

The total capital carried in the financial model for new construction is $2.1 billion in Canadian dollars and is expended over a five year construction period. The cash flow for the new construction is shown being expended in the years before production and ending in the first year of production. The initial capital includes Owner’s costs and contingency and the capital for the power plant.

A schedule of capital cost expenditures during the production period was estimated and included in the financial analysis under the category of sustaining capital. The total life of mine sustaining capital is estimated to be $574.7 million. This capital will be expended during a 20 year period, starting in Year -1 with heap leach sustaining capital and ending in Year 19.

A $25 million allowance for salvage value has been included in the cash flow analysis.

1.25.7.4   Revenue

Annual revenue is determined by applying selected metal prices to the annual payable metal contained in the concentrates and doré estimated for each operating year. Sales prices have been applied to all life of mine production without escalation or hedging. The base case financial evaluation uses Kitco end of month prices averaged for the last three years as of the end of March 2011. This approach is considered to be an industry standard and consistent with the guidance of the United States Securities and Exchange Commission. Prices used are:

	Alt 1 Long Term Price	Base Case SEC	Spot

Copper (US$/lb)	2.78	3.04/lb.	4.30
Molybdenum ( US$/lb)	15.56	17.58/lb.	17.25
Gold (US$oz)	1,222.22	1,061.34/oz.	1,439.00
Silver (US$oz)	18.89	17.80/oz.	37.87

The revenue is the gross value of payable metals sold before transportation and smelting charges.

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1.25.7.5   Total Cash Operating Cost (M3)

The sulphide average process operating costs are $6.24 per tonne of mill ore processed. Heap Leach process operating cost is $2.96 per tonne of leach ore.

Specifics of operating costs are discussed in Section 1.25.5.

Shipping, smelting and refining charges are discussed in Section 1.25.8.1 below.

1.25.7.6   Total Cash Production Cost

Total Cash Production Cost is the Total Cash Operating Cost plus royalties, reclamation & closure, property tax and salvage income. The sulphide average cash production cost including these items totals $6.65 per tonne of mill ore processed. The Heap Leach costs remain the same at $2.96 per tonne of leach ore as the sulphide process bears these additional costs alone.

1.25.7.7   Royalties and Taxes

A NPI royalty will be paid using a rate of 5% net profits totalling $320.2 million over the life of the mine.

It is estimated that $920.9 million will be paid in Yukon mining royalties. Yukon mining royalties are based on 12% of revenues less operating expenses, depreciation (no more than 15% of the initial capital cost balance at the beginning of the year) and taxes paid.

Corporate income taxes paid is estimated to be $1.8 billion for the life of the mine based on a 30% combined federal and territorial corporate income tax rate of taxable income. A deduction of depreciation for class 41A assets is being taken which results in no income tax being paid until initial capital is fully depreciated. These deductions against income are applied each year, but cannot create a loss.

An allowance of $100,000 per year was included in the cash flow to account for property tax.

1.25.7.8   Reclamation and Closure

$100 million spread over the final four years of production was allowed for post-closure reclamation & final closeout.

1.25.7.9   Project Financing

It is assumed the project will be all equity financed.

1.25.7.10   Net Income after Tax

Net Income after tax amounts to 4.3 billion for the life of the mine.

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1.25.7.11   Working Capital

Accounts receivable for sale of the metals vary by year depending on sales revenue. Operating working capital is allowed at two months of sales revenue to provide cash to meet operating expenses prior to receipt of sales revenue. In addition, working capital for accounts payable is being allowed for 30 days, also an allowance for plant consumable inventory is estimated in year -3 for the Heap Leach plant and -1 for the process plant. All the working capital is recaptured at the end of the mine life and the final value of the account is $0.

1.25.7.12   NPV and IRR

The base case economic analysis (Table 1.25 -6) indicates that the project has an Internal Rate of Return (IRR) of 16.4% after taxes with a payback period of 3.3 years.

Table 1.25 -6 compares the base case project financial indicators with the financial indicators for other cases when the sales price, the amount of capital expenditure, operating cost, and copper recovery are varied from the base case values. By comparing the results of this sensitivity study, it can be seen that the project IRR’s sensitivity to variation in sales price has the most impact, while variation of operating cost, variation of mill recovery, and variation of capital cost are approximately equal.

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Table 1.25 -6: Sensitivity Analysis (After tax figures)

						Payback
	NPV @ 0%	NPV @ 5%	NPV @ 8%	NPV @ 10%	IRR	Years
Base Case (SEC)	$4,264	$1,791	$1,018	$661	16.4%	3.3
Alternative 1 (LTP)	$4,040	$1,698	$963	$623	16.2%	3.3
Spot Price*	$8,420	$4,004	$2,621	$1,980	26.8%	2.1
Base-Case Sensitivities
Metals Price +10%	$5,529	$2,457	$1,498	$1,055	19.7%	2.8
Metals Price -10%	$2,999	$1,121	$534	$263	12.7%	4.0

Capex +10%	$4,059	$1,612	$852	$504	14.5%	3.8
Capex -10%	$4,470	$1,970	$1,182	$818	18.6%	2.9

Opex +10%	$3,695	$1,502	$813	$495	14.9%	3.5
Opex -10%	$4,833	$2,079	$1,222	$827	17.8%	3.1

Mill Recovery +5%	$4,807	$2,071	$1,217	$823	17.7%	3.1
Mill Recovery -5%	$3,722	$1,510	$818	$499	15.0%	3.6

$ in millions

*Spot prices are on the last	Base Case		LTP Prices		Spot Prices*
day of March 2011	Copper	$3.04	Copper	$2.78	Copper	$4.30
	Molybdenum	$17.58	Molybdenum	$15.56	Molybdenum	$17.25
	Gold	$1,061.34	Gold	$1,222.22	Gold	$1,439.00
	Silver	$17.80	Silver	$18.89	Silver	$37.87

Ore produced during the first four years is substantially higher in copper, gold, silver, and molybdenum than the life-of-mine average. The results are more robust cash flow during those years allowing payback in only 3.3 years under the base case. Table 1.25 -7 illustrates the difference during these early years.

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Table 1.25 -7: Project Cash Flow

	Years 1-4	Life of Mine
Average Annual Pre-Tax Cashflow	$631,292	$336,762
Average Annual After-Tax Cashflow	$575,884	$260,931
Average NSR (sulphide ore)	$27.51	$19.80

Average Annual Mill Feed Grade
Copper (%)	0.310%	0.202%
Gold (g/t)	0.377	0.238
Silver (g/t)	2.113	1.727
Molybdenum (%)	0.025%	0.023%

Average Concentrate Production
Copper (dry ktonnes)	375	252
Molybdenum (dry ktonnes)	11	10

Average Annual Metal Production
Copper & Molybdenum Concentrate (M lb)
Copper (Mlbs)	232	155
Gold (kozs)	329	214
Silver (kozs)	1,395	1,178
Molybdenum (klbs)	13,143	12,222
Gold/Silver Dore’
Gold (kozs)	107	47
Silver (kozs)	163	191
Copper Precipitate
Copper (Mlbs)	1.9	2.1

Table 1.25 -8 through Table 1.25 -13 are detailed NPV matrices showing a broad range of pre-tax and post-tax NPV sensitivities for gold, copper, and molybdenum prices. Note that commodity prices are in Canadian Dollars.

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NPV 0% (CAN$ millions)
NPV 8% (CAN$ millions)
IRR (%)
Payback (years)

Table 1.25 -8: Pre-Tax Price Matrix, Molybdenum at $10/lb and Silver at $17.80

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Table 1.25 -9: Pre-Tax Price Matrix, Molybdenum at $20/lb and Silver at $17.80

Table 1.25 -10: Pre-Tax Price Matrix, Molybdenum at $30/lb and Silver at $17.80

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Table 1.25 -11: Post-Tax Price Matrix, Molybdenum at $10/lb and Silver at $17.80

Table 1.25 -12: Post-Tax Price Matrix, Molybdenum at $20/lb and Silver at $17.80

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Table 1.25 -13: Post-Tax Price Matrix, Molybdenum at $30/lb and Silver at 17.80

1.25.8   Production and Sales Information

The Casino Project will produce four products. Shipping, treatment charges and/or marketing for each are discussed below.

1.25.8.1   Copper Concentrate

Concentrate production life of mine will average 252,000 tonnes per year at 28% copper, 26.5 g/tonne gold, and 145.6 g/tonne of silver. The concentrate is assumed to be hauled to the port at Skagway, Alaska, at $40/tonne, based partially on a proposal suggested by Trimac.

A new concentrate terminal will be built at Skagway for concentrate shipping and consumable receiving. Terminal charges at the port for outgoing concentrate are estimated at $27/tonne.

Ocean shipping to an undetermined Asian smelter is estimated to be $78/tonne. That cost is based on M3’s experience and judgement in overseas shipping for other projects.

The study used a concentrate treatment (smelting) charge of $80/tonne and a refining charge of $0.08/lb of copper metal. The payable percentages are 96.5% for copper, 97.5% for gold, and 95% for silver.

1.25.8.2   Molybdenum Concentrate

The project will produce 10,000 tonnes of molybdenum concentrate per year grading 56% molybdenum. The concentrate will be dried and packaged on-site. The study assumes a typical

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arrangement where the molybdenum customer takes possession of the concentrate at the production site and pays the market price for the contained molybdenum at a payable percentage of 85% to cover treatment charges, transportation charges, etc.

1.25.8.3   Copper Precipitate

The SART process will produce 9,000 tonnes of copper sulphide precipitate during years -3 through 4. The precipitate will be dried and sacked and shipped by truck to port for shipment to an overseas smelter.

1.25.8.4   Gold and Silver Doré

The ADR plant will produce 487,000 ounces of gold (15,147 kg) of gold and 1,338,000 ounces of silver (41,616 kg) during years -3 through 4 from the oxide ore. Transportation to market by truck is estimated to cost $10,000/tonne. Refining charges are estimated at $1.30 per ounce of gold and $0.30 per ounce of silver at 98% of the metal payable.

Average annual Gold and Silver Doré production will be 261,000,025 tonnes and copper precipitate 1,000 tonnes.

1.25.9   Mine Life

Based on the mine production schedule developed for this study, the mine life is three years of preproduction followed by 20 years of commercial pit operations. Processing of low grade ores will extend the commercial life to just over 23 years.

The potential exists to convert 150-200 million tonnes of inferred resource into the indicated or measured categories with targeted drilling to depth adjacent to the Casino fault, and more in areas west of the main zone. A large proportion of this inferred material is contained within the ultimate pit design and upon conversion has the potential to extend mine life.

Life of mine concentrate production is estimated to be 5,787,000 tonnes at 28% grade for copper and 228,000 tonnes at 56% grade for molybdenum.

1.25.10   Reclamation and Closure

$100 million spread over the final four years of production was allowed for post closure reclamation and final closeout.

1.25.10.1   General

The primary objective of the closure and reclamation initiatives will be to eventually return the TMF site to a self-sustaining facility with pre-mining usage and capability. The TMF will be required to maintain long term stability, protect the downstream environment and manage surface water. Activities that will be carried out during operations and at closure to achieve these objectives are discussed in the following sections.

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1.25.10.2   Decommissioning and Closure

Upon mine closure, surface facilities will be removed in stages and full reclamation of the TMF will be initiated. General aspects of the closure plan include:

•

Selective discharge of tailings around the facility during the final years of operations to establish a final tailings surface and water pond that will facilitate post closure surface water management and reclamation (including full coverage by the water pond to ensure all tailings remain in a fully saturated state in perpetuity).

•	Dismantling and removal of the tailings and reclaim delivery systems, cyclone plant and all pipelines, structures and equipment not required beyond mine closure.

•	Removal of the seepage collection system at such time that suitable water quality for direct release is achieved.

•	Construction of an overflow channel/spillway to allow surface water discharge downstream of the TMF.

•	Removal and regrading of all access roads, ponds, ditches and borrow areas not required beyond mine closure.

•	Long-term stabilization of all exposed erodible materials.

1.25.10.3   On-going Monitoring Requirements

The seepage collection ponds/sumps and recycle pumps will be retained until monitoring results indicate that any seepage from the TMF is of suitable quality for direct release to downstream waters. The groundwater monitoring wells and all other geotechnical instrumentation will be retained for use as long term monitoring devices.

Post-closure requirements will also include an annual inspection of the TMF and an on-going evaluation of water quality, flow rates and instrumentation records to confirm design assumptions for closure

A reclamation and closure plan must be prepared by the mine owner and submitted for review and approval by the government prior to receiving a Quartz Mining License. The reclamation and closure plan must be updated periodically throughout the operating mine life (minimum every five years). A conceptual plan will be expected to support the environmental assessment process, while a more detailed plan is expected to be required as a condition in the Quartz Mine License. Provisions for changes and updates as mining progresses are also expected.

The Yukon Government will require the company to post security for this project. The Yukon government will determine the form and amount of security to be provided by the mine operator to cover the full amount of outstanding mine reclamation and closure liability.

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The overall objectives of the mine reclamation and closure plan will be:

•	Protection of public health and safety by restricting access to potentially dangerous locations such as the pit;

•	Prevent, minimize or mitigate adverse environmental impacts;

•

Reclaim the site such that, in time, the reclaimed land is comparable visually and for land use purposes to the undisturbed surrounding land by removing mine facilities to ground level and revegetating cleared areas, and

•	Ensure long term stability of the tailings, heap leach and waste rock storage area and site water quality by recontouring, covering and revegetating as appropriate.

The plan will be designed to achieve the above objectives in a “walkaway” scenario, that is, one in which there will be no further requirements for monitoring and maintenance. It is envisaged that a period of post reclamation “active care” will be required until it has been satisfactorily demonstrated from the results of site monitoring that reclamation measures have achieved the required outcomes and are self-sustaining.

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1.26   ILLUSTRATIONS

This section contains all illustrations which are not imbedded in other sections of this report.

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Western Copper Corporation

PRELIMINARY
WESTERN COPPER
CORPORATION
CASINO PRE-FEASIBLITY STUDY
CIVIL
OVERALL SITE
PLAN
TAILINGS/REACTIVE WASTE ROCK
MANAGEMENT FACILITY
PLANT

Figure 1.26-1: Overall Site Plan

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Western Copper Corporation

PIT
TAILINGS/REACTIVE WASTE ROCK MANAGEMENT FACILITY
PRELIMINARY
WESTERN COPPER CORPORATION
CASINO PRE-FEASIBILITY STUDY
CIVIL
OVERALL MINE SITE PLAN

Figure 1.26-2: Overall Mine Site Plan

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Western Copper Corporation

WESTERN COPPER CORPORATION
CASINO COPPER-GOLD PROJECT
TAILINGS MANAGEMENT FACILITY
PROJECT GENERAL ARRANGEMENT
FINAL (YEAR 23)
Knight Piésold
FIGURE 5.3

Figure 1.26-3: Tailings Management Facility

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Western Copper Corporation

MAIN EMBANKMENT CROSS SECTION
WEST EMBANKMENT CROSS SECTION
WESTERN COPPER CORPORATION
CASINO COPPER-GOLD PROJECT
TAILINGS MANAGEMENT FACILITY
TYPICAL EMBANKMENT SECTIONS
Knight Piésold
CONSULTING
FIGURE 5.6

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Western Copper Corporation

Corridors
Transportation
Yukon First Nation Lands
Category
Figure 1.25-2
Casino Property

Figure 1.26-5: Casino Project Routes

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Western Copper Corporation

HEAP LEACH
OXIDE ORE
HEAP
PREGNANT
BARREN
CIC
SART
COPPER PRODUCTS TO MARKET
GYPSUM TO TAILINGS
ELECTROWINNING
REFINING
ELUTION
GOLD DORE TO MARKET
COPPER - MOLYBDENUM FLOTATION
SULFIDE ORE
PRIMARY CRUSHING
SAG MILL
PEBBLE CRUSHING
CYCLONE
BALL MILL
COPPER/MOLYBDENITE FLOTATION
MOLYBDENITE FLOTATION
MOLYBDENITE CLEANER FLOTATION
MOLYBDENITE CONCENTRATE DEWATERING
MOLYBDENITE CONCENTRATE TO MARKET
COPPER CONCENTRATE DEWATERING
LOADOUT
COPPER CONCENTRATE TO MARKET
CIL
DETOX
TAILING DEWATERING
TAILINGS POND
PRELIMINARY
WESTERN COPPER CORPORATION
CASINO PRE-FEASIBILITY STUDY
OVERALL PROCESS FLOWSHEET

Figure 1.26-6: Overall Process Flowsheet

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Western Copper Corporation

ID | Task Name | Duration | Start | Finish
1 Milestones 2954 days Thu 12/1/11 Wed 1/1/20
2 Start Feasibility Study 0 days Thu 12/1/11 Thu 12/1/11
3 Finish Feasibility Study 0 days Fri 3/29/13 Fri 3/29/13
4 Limited NTP (Notice To Proceed) 0 days Fri 5/15/15 Fri 5/15/15
5 Secure Final Permitting 0 days Thu 10/1/15 Thu 10/1/15
6 Full NTP 0 days Fri 10/2/15 Fri 10/2/15
7 Secure Final Financing 0 days Mon 11/2/15 Mon 11/2/15
8 Startup Heapleach 0 days Mon 5/15/17 Mon 5/15/17
9 PreOp Testing of Concentrator 0 days Fri 2/15/19 Fri 2/15/19
10 Introduction Of Feed To The Concentrator 0 days Wed 5/15/19 Wed 5/15/19
11 Full Commercial Production of Concentrator 0 days Wed 1/1/20 Wed 1/1/20
12
13 Permitting & Financing 1001 days Mon 1/2/12 Mon 11/2/15
14 Prepare & Submit Project Proposal To YESAA 347 days Mon 1/2/12 Tue 4/30/13
15 YESAA Review & Decision Document 425 days Wed 5/1/13 Tue 12/16/14
16 Water License Application & Review 609 days Mon 6/3/13 Thu 10/1/15
17 Quartz Mining License 326 days Mon 6/3/13 Sat 8/1/15
18 Secure Project Financing 200 days Fri 4/17/15 Mon 11/2/15
19
20 Engineering 1750 days Mon 5/2/11 Sat 1/13/18
21 Feasibility Study Preparatory Activities 243 days Mon 5/2/11 Fri 12/30/11
22 Feasibility Study 485 days Thu 12/1/11 Fri 3/29/13
23 Basic Engineering 300 days Mon 4/29/13 Fri 6/20/14
24 Detailed Engineering 931 days Mon 6/23/14 Sat 1/13/18
25
26 Procurement 1187 days Fri 10/2/15 Mon 12/31/18
27 Camp 661 days Mon 6/13/14 Wed 4/13/16
28 Heap leach Equipment & Materials 592 days Fri 10/2/15 Mon 5/15/17
29 Power Plant Equipment & Materials 1187 days Fri 10/2/15 Mon 12/31/18
30 Primary Crush/Convey Equipment & Materials 1016 days Fri 10/2/15 Fri 7/13/18
31 Concentrator Equipment & Materials 1187 days Fri 10/2/15 Mon 12/31/18
32
33 Construction 1461 days Fri 5/15/15 Tue 5/14/19
34 Early Construction 102 days Mon 2/2/15 Thu 5/14/15
35 Clear & Grub of Critical Roads & Bridges 102 days Mon 2/2/15 Thu 5/14/15
36 Clear & Grub of Airport & Approaches 102 days Mon 2/2/15 Thu 5/14/15
37 Clear & Grub of Access Road to the Airport 102 days Mon 2/2/15 Thu 5/14/15
38 Clear & Grub of Plant Site 102 days Mon 2/2/15 Thu 5/14/15
39 130 KM Road 792 days Mon 3/16/15 Mon 5/15/17
40 Mass Earthworks Contract Mobilization 44 days Mon 3/16/15 Thu 5/14/15
41 Mass Earthworks 732 days Fri 5/15/15 Mon 5/15/17
42 Camp 701 days Fri 8/1/14 Fri 7/1/16
43 Relocate Existing Camp 61 days Fri 5/15/15 Tue 7/14/15
44 Prepare New Camp Site 80 days Wed 7/15/15 Fri 10/2/15
45 Construct New Camp In Phases 701 days Fri 8/1/14 Fri 7/1/16
46 Airport 368 days Fri 5/15/15 Mon 5/16/16
47 Heap leach Facilities 397 days Thu 4/14/16 Mon 5/15/17
48 Power Plant 867 days Wed 6/1/16 Tue 1/15/19
49 Primary Crusher 456 days Thu 4/14/16 Thu 7/13/17
50 Concentrator 1035 days Thu 7/14/16 Tue 5/14/19
51 Port of Skagway Facilities 639 days Fri 7/14/17 Sat 4/13/19
52
53 Start Up 232 days Wed 5/15/19 Wed 1/1/20
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
12/1
3/29
5/15
10/1
10/2
11/2
5/15
2/15
5/15
1/1
Project: 100013 Casino Schedule
Date: Fri 3/25/11
Task
Milestone
Summary
Project Summary
Manual Task
Manual Summary
Split

Figure 1.26-7: Casino Schedule

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APPENDIX A: PROFESSIONAL QUALIFICATIONS

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CERTIFICATE OF QUALIFIED PERSON

Michael G. Hester

As a co-author of this report on certain mineral properties of Western Copper Corp., in the Yukon Territory of Canada, I, Michael G. Hester, Vice President and Principal Mining Engineer of Independent Mining Consultants, Inc. (IMC) of 3560 E. Gas Road, Tucson, Arizona, 85714, USA, phone number (520) 294-9861, do hereby certify that:

1. This certificate applies to the Technical Report titled "Technical Report, Casino Project Pre-Feasibility Study Update, Yukon Territory, Canada", dated April 29, 2011;

2. I hold the following academic qualifications:

B.S. (Mining Engineering)	University of Arizona	1979
M.S. (Mining Engineering)	University of Arizona	1982

3. I am a Fellow of the Australian Institute of Mining and Metallurgy (FAusIMM #221108), a professional association as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101". As well, I am a member in good standing of the following technical associations and societies:

   Society for Mining, Metallurgy, and Exploration, Inc. (SME Member #1423200)
   The Canadian Institute of Mining, Metallurgy and Petroleum (CIM Member # 100809)

4. I have worked in the minerals industry as an engineer continuously since 1979, a period of 32 years;

5. I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. I am a founding partner, Vice President, and Principal Mining Engineer for Independent Mining Consultants, Inc. (IMC), a position I have held since 1983. I have also been employed as an Adjunct Lecturer at the University of Arizona (1997-1998) where I taught classes in open pit mine planning and mine economic analysis. I was also employed as a staff engineer for Pincock, Allen & Holt, Inc. from 1979 to 1983.

6. I have read NI 43-101 and this technical report has been prepared in compliance with the instrument;

7. I am responsible for the mineral reserve statement presented in this report and the development of the mine plan on which it was based (Sections 1.19.9 and 1.25.1). I also developed the mine capital and operating costs presented in the study (portions of Sections 1.25.5 and 1.25.6). I visited the Casino site for one day on July 22, 2008 to review conditions at the site. I also developed mine plans and cost estimates for the project for a scoping study done by Pacific Sentinel in 1995.

8. I am independent of the parties involved in the transaction for which this report is required using the tests in section 1.4 of NI 43-101;

9. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading;

10. I consent to the filing of this report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 29th day of April, 2011

Michael G. Hester, FAusIMM

CERTIFICATE OF QUALIFIED PERSON

Jesse L. Duke

As a co-author of this report on certain mineral properties of Western Copper Corp; in the Yukon Territory of Canada. I, Jesse L. Duke of Mile 932 Old Alaska Highway, P.O Box 40165, Whitehorse, Yukon, Geologist do hereby certify that:

1. I am employed by and carried out this assignment for Ibex Valley Environmental Consulting Ltd. P.O. Box 40165 Whitehorse Yukon YIA 6M9 Canada, phone number (867) 633-4874:

2. This certificate applies to the Technical Report titled "Technical Report, Casino Project Pre-Feasibility Study Update, Yukon Territory, Canada", dated April 29, 2011:

3. I hold the following, academic qualifications:

   Bachelors of Science Degree in Geology, issued by the University of Alaska.

4. I am a member in good standing with the Association of Professional Engineers and Geoscientists or British Columbia (License Number 20417).

5. I have worked in the industry and government in a capacity directly related to the minerals industry continuously since 1986, a period of 25 years.

6. I am familiar with NI 43-101 and. by reason of education, experience and professional registration. I fulfill the requirements of a Qualified Person as defined in NI 43-10 I.

7. I have read NI 43-101 and this technical report has been prepared in compliance with the instrument.

8. I am responsible for sections 1.3.17, 1.25.4, and 1.25.10 presented in this report. In addition, I have visited the site on May 9. 2008 and several visits in 2009 and 2010.

9. I am independent of the parties involved in the transaction for which this report is required using the tests in section 1.4 of NI43 101;

10. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

11. I consent to the filing of this report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 29th day of April, 2011

Jesse L. Duke P. Geo.

CERTIFICATE OF QUALIFIED PERSON

Conrad E. Huss

As a co-author of this report on certain mineral properties of Western Copper Corp; in the Yukon Territory of Canada, I Conrad E. Huss, PE., Ph.D., of M3 Engineering & Technology Corporation, 2051 W. Sunset Rd. Suite 101, Tucson, AZ, 85704, do hereby certify that:

1. I am employed by and carried out this assignment for M3 Engineering & Technology Corporation, 2051 W. Sunset Rd. Suite 101, Tucson, AZ, 85704

2. This certificate applies to the Technical Report titled "Technical Report, Casino Project Pre-Feasibility Study Update, Yukon Territory, Canada", dated April 29, 2011:

3. I hold the following, academic qualifications:

   B. S., Mathematics, B.A., English, University of Illinois
   M. S., Engineering Mechanics, University of Arizona.
   Ph.D., Philosophy in Engineering Mechanics, University of Arizona

4. I am a Professional Engineer in good standing in the State of Arizona in the areas of Civil and in Structural engineering. I am also registered as a professional engineering in the States of California, Maine, Minnesota, Missouri, Montana, New Mexico, Oklahoma, Oregon, Texas, Utah and Wyoming.

5. I have worked as an engineer for a total of 42 years since my graduation from the University of Illinois. I have taught at the University level part-time for 5 years and as an assistant professor for one year.

6. I am familiar with NI 43-101 and. by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-10 I.

7. I have read NI 43-101 and this technical report has been prepared in compliance with the instrument.

8. I am responsible for the commercial results presented in this report and the overall editing. I find the various contributions to have been carried out in a professional manner.

9. I am independent of the parties involved in the transaction for which this report is required using the tests in section 1.4 of NI43 101;

10. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading;

11. I consent to the filing of this report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 29th day of April, 2011

Conrad E. Huss, P.E., Ph. D.

CERTIFICATE OF QUALIFIED PERSON

Bruno Borntraeger

As a co-author of this report on certain mineral properties of Western Copper Corp; in the Yukon Territory of Canada. I, Bruno Borntraeger of 12158 59 Ave Surrey BC Canada, V3X 3L4, Geological Engineer, do hereby certify that:

1. I am employed by and carried out this assignment for Knight Piésold Ltd 1400-750- West Pender Street Vancouver, BC V6C 2T8 Canada, phone number (604) 685-0543;

2. This certificate applies to the Technical Report titled "Technical Report, Casino Project Pre-Feasibility Study Update, Yukon Territory, Canada", dated April 29, 2011:

3. I hold the following, academic qualifications:

   B.A.S., Geological Engineering, University of British Colombia.

4. I am a member in good standing for the association of Professional Engineers and Geoscientists of BC (20926), and Professional Engineers of Yukon Territory (1219)

5. I have worked in the minerals industry as an engineer continuously since 1990, a period of 21 years;.

6. I am familiar with NI 43-101 and. by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-10 I.

7. I have read NI 43-101 and this technical report has been prepared in compliance with the instrument.

8. I am responsible for Section 1.20 presented in this report. In addition, I visited the Property on July 21, 2008

9. I am independent of the parties involved in the transaction for which this report is required using the tests in section 1.4 of' NI43 101;

10. As of' the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading;

11. I consent to the filing of' this report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 29th day of April, 2011

PROFESSIONAL
YUKON
BRUNO BORNTRAEGER
TERRITORY
ENGINEER

Bruno Borntraeger, P. Eng.

CASINO PROJECT PRE-FEASIBILITY STUDY UPDATE

APPENDIX B – CASINO PROPERTY – LIST OF ACTIVE
AND PENDING MINERAL CLAIMS

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Table 1.26 -1: Casino Property – List of Active and Pending Mineral Claims

Grant Number	Claim Name	Staking Date	Expiry Date
4252	HELICOPTER	9/4/1943	3/25/2024
56979	#1 BOMBER GROUP	8/7/1947	3/25/2024
56980	#3 BOMBER GROUP	8/7/1947	3/25/2024
56981	#5 BOMBER GROUP	8/7/1947	3/25/2024
56983	#1 AIRPORT GROUP	8/7/1947	3/25/2024
56984	#3 AIRPORT GROUP	8/7/1947	3/25/2024
56985	#5 AIRPORT GROUP	8/7/1947	3/25/2024
56987	#2 BOMBER GROUP	8/7/1947	3/25/2024
56988	#6 BOMBER GROUP	8/7/1947	3/25/2024
56990	#2 AIRPORT GROUP	8/7/1947	3/25/2024
56991	#4 AIRPORT GROUP	8/7/1947	3/25/2024
56992	#6 AIRPORT GROUP	8/7/1947	3/25/2024
56993	#8 AIRPORT GROUP	7/7/1947	3/25/2024
92201	CAT 1	6/29/1965	3/25/2024
92202	CAT 2	6/29/1965	3/25/2024
92203	CAT 3	6/29/1965	3/25/2024
92204	CAT 4	6/29/1965	3/25/2024
92205	CAT 5	6/29/1965	3/25/2024
92206	CAT 6	6/29/1965	3/25/2024
92207	CAT 7	6/29/1965	3/25/2024
92208	CAT 8	6/29/1965	3/25/2024
92209	CAT 9	6/29/1965	3/25/2024
92210	CAT 10	6/29/1965	3/25/2024
92211	CAT 11	6/29/1965	3/25/2024
92212	CAT 12	6/29/1965	3/25/2024
92213	CAT 13	6/29/1965	3/25/2024
92214	CAT 14	6/29/1965	3/25/2024
92215	CAT 15	6/30/1965	3/25/2024
92216	CAT 16	6/30/1965	3/25/2024
92217	CAT 17	6/30/1965	3/25/2024
92218	CAT 18	6/30/1965	3/25/2024
92219	CAT 19	6/30/1965	3/25/2024
92220	CAT 20	6/30/1965	3/25/2024
92221	CAT 21	6/30/1965	3/25/2024
92222	CAT 22	6/30/1965	3/25/2024
92764	CAT 23	9/10/1965	3/25/2024
92765	CAT 24	9/10/1965	3/25/2024
92766	CAT 25	9/10/1965	3/25/2024
92776	CAT 35	9/11/1965	3/25/2024
92777	CAT 36	9/11/1965	3/25/2024
92778	CAT 37	9/11/1965	3/25/2024
92779	CAT 38	9/11/1965	3/25/2024
92780	CAT 39	9/12/1965	3/25/2024
92781	CAT 40	9/12/1965	3/25/2024
92782	CAT 41	9/12/1965	3/25/2024
92783	CAT 42	9/12/1965	3/25/2024

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Grant Number	Claim Name	Staking Date	Expiry Date
95724	CAT 47	12/2/1965	3/25/2024
95725	CAT 48	12/2/1965	3/25/2024
95726	CAT 49	12/2/1965	3/25/2024
95727	CAT 50	12/2/1965	3/25/2024
95728	CAT 51	12/2/1965	3/25/2024
95729	CAT 52	12/2/1965	3/25/2024
95730	CAT 53	12/2/1965	3/25/2024
95731	CAT 54	12/2/1965	3/25/2024
95732	CAT 55	12/2/1965	3/25/2024
95733	CAT 56	12/2/1965	3/25/2024
95734	CAT 57	12/2/1965	3/25/2024
95735	CAT 58	12/2/1965	3/25/2024
95736	CAT 59	12/2/1965	3/25/2024
95737	CAT 60	12/2/1965	3/25/2024
95738	CAT 61	12/2/1965	3/25/2024
95739	CAT 62	12/2/1965	3/25/2024
95740	CAT 63	12/5/1965	3/25/2016
95741	CAT 64	12/5/1965	3/25/2016
95742	CAT 65	12/5/1965	3/25/2016
95743	CAT 66	12/5/1965	3/25/2016
95744	CAT 67	12/5/1965	3/25/2016
95745	CAT 68	12/5/1965	3/25/2016
95746	CAT 69	12/5/1965	3/25/2016
95747	CAT 70	12/5/1965	3/25/2016
Y 10693	JOE 89	9/24/1966	3/5/2024
Y 10694	JOE 90	9/24/1966	3/5/2024
Y 10695	JOE 91	9/24/1966	3/5/2024
Y 10696	JOE 92	9/24/1966	3/5/2024
Y 10697	JOE 93	9/24/1966	3/5/2024
Y 10698	JOE 94	9/24/1966	3/5/2024
Y 10699	JOE 95	9/24/1966	3/5/2024
Y 10700	JOE 96	9/24/1966	3/5/2024
Y 10701	JOE 97	9/24/1966	3/25/2024
Y 10702	JOE 98	9/24/1966	3/5/2024
Y 10703	JOE 99	9/24/1966	3/5/2024
Y 10704	JOE 100	9/24/1966	3/25/2024
Y 10705	JOE 101	9/24/1966	3/5/2024
Y 10706	JOE 102	9/24/1966	3/5/2024
Y 10707	JOE 103	9/24/1966	3/5/2024
Y 10708	JOE 104	9/24/1966	3/5/2024
Y 35192	MOUSE 1	6/4/1969	3/5/2024
Y 35193	MOUSE 2	6/4/1969	3/5/2024
Y 35194	MOUSE 3	6/4/1969	3/25/2016
Y 35195	MOUSE 4	6/4/1969	3/25/2016
Y 35196	MOUSE 5	6/4/1969	3/25/2016
Y 35197	MOUSE 6	6/4/1969	3/25/2016
Y 35198	MOUSE 7	6/4/1969	3/25/2016
Y 35199	MOUSE 8	6/4/1969	3/25/2016
Y 35200	MOUSE 9	6/4/1969	3/25/2016
Y 35201	MOUSE 10	6/4/1969	3/25/2016
Y 35202	MOUSE 11	6/4/1969	3/25/2016

M3-PN100013 29 April 2011 Rev. 0	I-139

CASINO PROJECT PRE-FEASIBILITY STUDY UPDATE

Grant Number	Claim Name	Staking Date	Expiry Date
Y 35203	MOUSE 12	6/4/1969	3/25/2016
Y 35204	MOUSE 13	6/4/1969	3/25/2016
Y 35205	MOUSE 14	6/4/1969	3/25/2016
Y 35206	MOUSE 15	6/4/1969	3/25/2016
Y 35207	MOUSE 16	6/4/1969	3/25/2016
Y 35483	MOUSE 89	6/22/1969	3/25/2016
Y 35484	MOUSE 90	6/22/1969	3/25/2016
Y 35491	MOUSE 97	6/22/1969	3/25/2016
Y 35492	MOUSE 98	6/22/1969	3/25/2016
Y 35517	MOUSE 123	6/22/1969	3/25/2016
Y 35518	MOUSE 124	6/22/1969	3/25/2016
Y 35519	MOUSE 125	6/22/1969	3/25/2016
Y 35520	MOUSE 126	6/22/1969	3/25/2016
Y 35521	MOUSE 127	6/22/1969	3/25/2016
Y 35522	MOUSE 128	6/22/1969	3/25/2016
Y 35582	MOUSE 161	6/25/1969	3/25/2024
Y 35583	MOUSE 162	6/25/1969	3/25/2024
Y 35584	MOUSE 163	6/25/1969	3/25/2024
Y 35585	LOST FR. 1	6/25/1969	3/25/2024
Y 35586	LOST FR. 2	6/25/1969	3/25/2024
Y 35587	LOST FR. 3	6/25/1969	3/25/2024
Y 36686	CAT 22	8/12/1969	3/25/2024
Y 36687	CAT 47	8/12/1969	3/25/2024
Y 36688	CAT 48	8/12/1969	3/25/2024
Y 36689	CAT 57	8/12/1969	6/5/2024
Y 36690	CAT 62	8/12/1969	3/25/2024
Y 39601	CAT 3	10/23/1969	3/25/2024
Y 39602	CAT 4	10/23/1969	3/25/2024
Y 39603	CAT 23	10/23/1969	3/25/2024
Y 51846	CAT 1	3/29/1970	3/25/2024
Y 51847	CAT 2	3/29/1970	3/25/2024
Y 51849	CAT 26	3/30/1970	3/25/2024
Y 51850	JOE 91	3/29/1970	3/5/2024
Y 51851	JOE 92	3/29/1970	3/5/2024
Y 51852	JOE 93	3/29/1970	3/5/2024
Y 51853	JOE 94	3/29/1970	3/5/2024
Y 51854	JOE 95	3/29/1970	3/5/2024
Y 51855	JOE 96	3/29/1970	3/5/2024
YB36618	CAS 31	11/28/1991	3/25/2016
YB36619	CAS 32	11/28/1991	3/25/2016
YB36620	CAS 33	11/28/1991	3/25/2016
YB36621	CAS 34	11/28/1991	3/25/2016
YB36622	CAS 35	11/28/1991	3/25/2016
YB36623	CAS 36	11/28/1991	3/25/2016
YB37242	E 23	9/1/1992	3/25/2016
YB37243	E 24	9/1/1992	3/25/2016
YB37244	E 25	9/1/1992	3/25/2016
YB37246	E 27	9/1/1992	3/25/2016
YB37247	E 28	9/1/1992	3/25/2016
YB37248	E 29	9/1/1992	3/25/2016
YB37249	E 30	9/1/1992	3/25/2016

M3-PN100013 29 April 2011 Rev. 0	I-140

CASINO PROJECT PRE-FEASIBILITY STUDY UPDATE

Grant Number	Claim Name	Staking Date	Expiry Date
YB37250	E 31	9/1/1992	3/25/2016
YB37251	E 32	9/1/1992	3/25/2016
YB37278	F 27	8/30/1992	3/25/2016
YB37279	F 28	8/30/1992	3/25/2016
YB37280	F 29	8/30/1992	3/25/2024
YB37282	F 31	8/30/1992	3/25/2024
YB37284	F 33	8/30/1992	3/25/2024
YB37640	I 1	9/9/1992	3/25/2016
YB37641	I 2	9/9/1992	3/25/2016
YB37642	I 3	9/9/1992	3/25/2016
YB37643	I 4	9/9/1992	3/25/2016
YB37658	I 19	9/9/1992	3/25/2016
YB37659	I 20	9/9/1992	3/25/2016
YC64893	VIK 1	5/27/2007	3/5/2024
YC64894	VIK 2	5/27/2007	3/5/2024
YC64895	VIK 3	5/27/2007	3/5/2024
YC64896	VIK 4	5/27/2007	3/5/2024
YC64897	VIK 5	5/27/2007	3/5/2024
YC64898	VIK 6	5/27/2007	3/5/2024
YC64899	VIK 7	5/27/2007	3/5/2024
YC64900	VIK 8	5/27/2007	3/5/2024
YC64901	VIK 9	5/27/2007	3/5/2024
YC64902	VIK 10	5/27/2007	3/5/2024
YC64903	VIK 11	5/27/2007	3/5/2024
YC64904	VIK 12	5/27/2007	3/5/2024
YC64905	VIK 13	5/27/2007	3/5/2024
YC64906	VIK 14	5/27/2007	3/5/2024
YC64907	VIK 15	5/27/2007	3/5/2024
YC64908	VIK 16	5/27/2007	3/5/2024
YC64909	VIK 17	5/27/2007	3/5/2024
YC64910	VIK 18	5/28/2007	3/5/2024
YC64911	VIK 19	5/28/2007	3/5/2024
YC64912	VIK 20	5/28/2007	3/5/2024
YC64913	VIK 21	5/28/2007	3/5/2024
YC64914	VIK 22	5/25/2007	3/5/2024
YC64915	VIK 23	5/25/2007	3/5/2024
YC64916	VIK 24	5/25/2007	3/5/2024
YC64917	VIK 25	5/25/2007	3/5/2024
YC64918	VIK 26	5/25/2007	3/5/2024
YC64919	VIK 27	5/25/2007	3/5/2024
YC64920	VIK 28	5/25/2007	3/5/2024
YC64921	VIK 29	5/25/2007	3/5/2024
YC64922	VIK 30	5/25/2007	3/5/2024
YC64923	VIK 31	5/25/2007	3/5/2024
YC64924	VIK 32	5/25/2007	3/5/2024
YC64925	VIK 33	5/25/2007	3/5/2024
YC64926	VIK 34	5/25/2007	3/5/2024
YC64927	VIK 35	5/25/2007	3/5/2024
YC64928	VIK 36	5/25/2007	3/5/2024
YC64929	VIK 37	5/25/2007	3/5/2024
YC64930	VIK 38	5/25/2007	3/5/2024

M3-PN100013 29 April 2011 Rev. 0	I-141

CASINO PROJECT PRE-FEASIBILITY STUDY UPDATE

Grant Number	Claim Name	Staking Date	Expiry Date
YC64931	VIK 39	5/25/2007	3/5/2024
YC64932	VIK 40	5/25/2007	3/5/2024
YC64933	VIK 41	5/31/2007	3/5/2024
YC64934	VIK 42	5/31/2007	3/5/2024
YC64935	VIK 43	6/5/2007	3/5/2024
YC64936	VIK 44	6/5/2007	3/5/2024
YC64937	VIK 45	6/5/2007	3/5/2024
YC64938	VIK 46	6/5/2007	3/5/2024
YC64939	VIK 47	6/5/2007	3/5/2024
YC64940	VIK 48	6/5/2007	3/5/2024
YC64941	VIK 49	5/25/2007	3/5/2024
YC64942	VIK 50	5/25/2007	3/5/2024
YC64943	VIK 51	5/25/2007	3/5/2024
YC64944	VIK 52	5/25/2007	3/5/2024
YC64945	VIK 53	5/25/2007	3/5/2024
YC64946	VIK 54	5/25/2007	3/5/2024
YC64947	VIK 55	5/25/2007	3/5/2024
YC64948	VIK 56	5/24/2007	3/5/2024
YC64949	VIK 57	5/24/2007	3/5/2024
YC64950	VIK 58	5/24/2007	3/5/2024
YC64951	VIK 59	5/24/2007	3/5/2024
YC64952	VIK 60	5/24/2007	3/5/2024
YC64953	VIK 61	5/24/2007	3/5/2024
YC64954	VIK 62	5/24/2007	3/5/2024
YC64955	VIK 63	5/24/2007	3/5/2024
YC64956	VIK 64	5/24/2007	3/5/2024
YC64957	VIK 65	5/26/2007	3/5/2024
YC64958	VIK 66	5/24/2007	3/5/2024
YC64959	VIK 67	5/24/2007	3/5/2024
YC64960	VIK 68	5/24/2007	3/5/2024
YC64961	VIK 69	5/24/2007	3/5/2024
YC64962	VIK 70	5/24/2007	3/5/2024
YC64963	VIK 71	5/24/2007	3/5/2024
YC64964	VIK 72	5/24/2007	3/5/2024
YC64965	VIK 73	5/24/2007	3/5/2024
YC64966	VIK 74	5/24/2007	3/5/2024
YC64967	VIK 75	5/24/2007	3/5/2024
YC64968	VIK 76	5/24/2007	3/5/2024
YC64969	VIK 77	5/24/2007	3/5/2024
YC64970	VIK 78	5/24/2007	3/5/2024
YC64971	VIK 79	5/24/2007	3/5/2024
YC64972	VIK 80	5/27/2007	3/5/2024
YC64973	VIK 81	5/25/2007	3/5/2024
YC64974	VIK 82	5/26/2007	3/5/2024
YC64975	VIK 83	5/26/2007	3/5/2024
YC64976	VIK 84	5/26/2007	3/5/2024
YC64977	VIK 85	5/26/2007	3/5/2024
YC64978	VIK 86	5/26/2007	3/5/2024
YC64979	VIK 87	5/26/2007	3/5/2024
YC64980	VIK 88	5/26/2007	3/5/2024
YC64981	VIK 89	5/26/2007	3/5/2024

M3-PN100013 29 April 2011 Rev. 0	I-142

CASINO PROJECT PRE-FEASIBILITY STUDY UPDATE

Grant Number	Claim Name	Staking Date	Expiry Date
YC64982	VIK 90	5/26/2007	3/5/2024
YC64983	VIK 91	5/26/2007	3/5/2024
YC64984	VIK 92	5/26/2007	3/5/2024
YC64985	VIK 93	5/26/2007	3/5/2024
YC64986	VIK 94	5/26/2007	3/5/2024
YC64987	VIK 95	5/26/2007	3/5/2024
YC64988	VIK 96	5/28/2007	3/5/2024
YC64989	VIK 97	5/28/2007	3/5/2024
YC64990	VIK 98	5/28/2007	3/5/2024
YC64991	VIK 99	5/28/2007	3/5/2024
YC64992	VIK 100	5/28/2007	3/5/2024
YC64993	VIK 101	5/28/2007	3/5/2024
YC64994	VIK 102	5/28/2007	3/5/2024
YC64995	VIK 103	5/28/2007	3/5/2024
YC64996	VIK 104	5/26/2007	3/5/2024
YC64997	VIK 105	5/26/2007	3/5/2024
YC64998	VIK 106	5/26/2007	3/5/2024
YC64999	VIK 107	5/26/2007	3/5/2024
YC65000	VIK 108	5/26/2007	3/5/2024
YC65001	VIK 109	5/26/2007	3/5/2024
YC65002	VIK 110	5/26/2007	3/5/2024
YC65003	VIK 111	5/26/2007	3/5/2024
YC65004	VIK 112	5/26/2007	3/5/2024
YC65005	VIK 113	5/26/2007	3/5/2024
YC65006	VIK 114	5/26/2007	3/5/2024
YC65007	VIK 115	5/26/2007	3/5/2024
YC65008	VIK 116	5/26/2007	3/5/2024
YC65009	VIK 117	5/26/2007	3/5/2024
YC65010	VIK 118	5/26/2007	3/5/2024
YC65011	VIK 119	5/26/2007	3/5/2024
YC65012	VIK 120	5/26/2007	3/5/2024
YC65013	VIK 121	5/26/2007	3/5/2024
YC65014	VIK 122	5/26/2007	3/5/2024
YC65015	VIK 123	5/26/2007	3/5/2024
YC65016	VIK 124	5/26/2007	3/5/2024
YC65017	VIK 125	5/26/2007	3/5/2024
YC65018	VIK 126	5/29/2007	3/5/2024
YC65019	VIK 127	5/29/2007	3/5/2024
YC65020	VIK 128	5/29/2007	3/5/2024
YC65021	VIK 129	5/29/2007	3/5/2024
YC65022	VIK 130	5/29/2007	3/5/2024
YC65023	VIK 131	5/29/2007	3/5/2024
YC65024	VIK 132	5/29/2007	3/5/2024
YC65025	VIK 133	5/29/2007	3/5/2024
YC65026	VIK 134	5/29/2007	3/5/2024
YC65027	VIK 135	5/29/2007	3/5/2024
YC65028	VIK 136	5/29/2007	3/5/2024
YC65029	VIK 137	5/29/2007	3/5/2024
YC65030	VIK 138	5/29/2007	3/5/2024
YC65031	VIK 139	5/29/2007	3/5/2024
YC65032	VIK 140	5/29/2007	3/5/2024

M3-PN100013 29 April 2011 Rev. 0	I-1430

CASINO PROJECT PRE-FEASIBILITY STUDY UPDATE

Grant Number	Claim Name	Staking Date	Expiry Date
YC65033	VIK 141	5/29/2007	3/5/2024
YC65034	VIK 142	5/29/2007	3/5/2024
YC65035	VIK 143	5/29/2007	3/5/2024
YC65036	VIK 144	5/29/2007	3/5/2024
YC65037	VIK 145	5/29/2007	3/5/2024
YC65038	VIK 146	5/29/2007	3/5/2024
YC65039	VIK 147	5/29/2007	3/5/2024
YC65040	VIK 148	5/29/2007	3/5/2024
YC65041	VIK 149	5/29/2007	3/5/2024
YC65042	VIK 150	5/29/2007	3/5/2024
YC65043	VIK 151	5/29/2007	3/5/2024
YC65044	VIK 152	5/29/2007	3/5/2024
YC65045	VIK 153	5/29/2007	3/5/2024
YC65046	VIK 154	5/29/2007	3/5/2024
YC65047	VIK 155	5/29/2007	3/5/2024
YC65048	VIK 156	5/29/2007	3/5/2024
YC65049	VIK 157	5/29/2007	3/5/2024
YC65050	VIK 158	5/29/2007	3/5/2024
YC65051	VIK 159	5/29/2007	3/5/2024
YC65052	VIK 160	5/29/2007	3/5/2024
YC65053	VIK 161	5/29/2007	3/5/2024
YC65054	VIK 162	5/29/2007	3/5/2024
YC65055	VIK 163	5/29/2007	3/5/2024
YC65056	VIK 164	5/29/2007	3/5/2024
YC65057	VIK 165	5/29/2007	3/5/2024
YC65058	VIK 166	5/29/2007	3/5/2024
YC65059	VIK 167	5/29/2007	3/5/2024
YC65060	VIK 168	5/29/2007	3/5/2024
YC65061	VIK 169	5/29/2007	3/5/2024
YC65062	VIK 170	5/30/2007	3/5/2024
YC65063	VIK 171	5/30/2007	3/5/2024
YC65064	VIK 172	5/30/2007	3/5/2024
YC65065	VIK 173	5/30/2007	3/5/2024
YC65066	VIK 174	5/30/2007	3/5/2024
YC65067	VIK 175	5/30/2007	3/5/2024
YC65068	VIK 176	5/30/2007	3/5/2024
YC65069	VIK 177	5/30/2007	3/5/2024
YC65070	VIK 178	5/30/2007	3/5/2024
YC65071	VIK 179	5/30/2007	3/5/2024
YC65072	VIK 180	5/30/2007	3/5/2024
YC65073	VIK 181	5/30/2007	3/5/2024
YC65074	VIK 182	5/30/2007	3/5/2024
YC65075	VIK 183	5/30/2007	3/5/2024
YC65076	VIK 184	5/28/2007	3/5/2024
YC65077	VIK 185	5/28/2007	3/5/2024
YC65078	VIK 186	5/28/2007	3/5/2024
YC65079	VIK 187	5/29/2007	3/5/2024
YC65080	VIK 188	5/29/2007	3/5/2024
YC81316	BRIT 1	6/10/2008	3/5/2022
YC81317	BRIT 2	6/10/2008	3/5/2022
YC81318	BRIT 3	6/10/2008	3/5/2022

M3-PN100013 29 April 2011 Rev. 0	I-144

CASINO PROJECT PRE-FEASIBILITY STUDY UPDATE

Grant Number	Claim Name	Staking Date	Expiry Date
YC81319	BRIT 4	6/10/2008	3/5/2022
YC81320	BRIT 5	6/10/2008	3/5/2022
YC81321	BRIT 6	6/10/2008	3/5/2022
YC81322	BRIT 7	6/10/2008	3/5/2022
YC81323	BRIT 8	6/10/2008	3/5/2022
YC81324	BRIT 9	6/10/2008	3/5/2022
YC81325	BRIT 10	6/10/2008	3/5/2022
YC81326	BRIT 11	6/10/2008	3/5/2022
YC81327	BRIT 12	6/10/2008	3/5/2022
YC81328	BRIT 13	6/10/2008	3/5/2022
YC81329	BRIT 14	6/10/2008	3/5/2022
YC81330	BRIT 15	6/10/2008	3/5/2022
YC81331	BRIT 16	6/10/2008	3/5/2022
YC81332	BRIT 17	6/10/2008	3/5/2022
YC81333	BRIT 18	6/10/2008	3/5/2022
YC81334	BRIT 19	6/10/2008	3/5/2022
YC81335	BRIT 20	6/10/2008	3/5/2022
YC81336	BRIT 21	6/10/2008	3/5/2022
YC81337	BRIT 22	6/10/2008	3/5/2022
YC81338	BRIT 23	6/10/2008	3/5/2022
YC81339	BRIT 24	6/10/2008	3/5/2022
YC81340	BRIT 25	6/10/2008	3/5/2022
YC81341	BRIT 26	6/10/2008	3/5/2022
YC81342	BRIT 27	6/10/2008	3/5/2022
YC81343	BRIT 28	6/10/2008	3/5/2022
YC81344	BRIT 29	6/10/2008	3/5/2022
YC81345	BRIT 30	6/10/2008	3/5/2022
YC81346	BRIT 31	6/10/2008	3/5/2022
YC81347	BRIT 32	6/10/2008	3/5/2022
YC81348	BRIT 33	6/10/2008	3/5/2022
YC81349	BRIT 34	6/10/2008	3/5/2022
YC81350	BRIT 35	6/10/2008	3/5/2022
YC81351	BRIT 36	6/10/2008	3/5/2022
YC81352	BRIT 37	6/10/2008	3/5/2022
YC81353	BRIT 38	6/10/2008	3/5/2022
YC81354	BRIT 39	6/10/2008	3/5/2022
YC81355	BRIT 40	6/10/2008	3/5/2022
YC81356	BRIT 41	6/10/2008	3/5/2022
YC81357	BRIT 42	6/10/2008	3/5/2022
YC81358	BRIT 43	6/10/2008	3/5/2022
YC81359	BRIT 44	6/10/2008	3/5/2022
YC81360	BRIT 45	6/10/2008	3/5/2022
YC81361	BRIT 46	6/10/2008	3/5/2022
YC81362	BRIT 47	6/10/2008	3/5/2022
YC81363	BRIT 48	6/10/2008	3/5/2022
YC81364	BRIT 49	6/10/2008	3/5/2022
YC81365	BRIT 50	6/10/2008	3/5/2022
YC81366	BRIT 51	6/10/2008	3/5/2022
YC81367	BRIT 52	6/10/2008	3/5/2022
YC81368	BRIT 53	6/10/2008	3/5/2022
YC81369	BRIT 54	6/10/2008	3/5/2022

M3-PN100013 29 April 2011 Rev. 0	I-145

CASINO PROJECT PRE-FEASIBILITY STUDY UPDATE

Grant Number	Claim Name	Staking Date	Expiry Date
YC81370	BRIT 55	6/10/2008	3/5/2022
YC81371	BRIT 56	6/10/2008	3/5/2022
YC81372	BRIT 57	6/10/2008	3/5/2022
YC81373	BRIT 58	6/10/2008	3/5/2022
YC81374	BRIT 59	6/10/2008	3/5/2022
YC81375	BRIT 60	6/10/2008	3/5/2022
YC81376	BRIT 61	6/10/2008	3/5/2022
YC81377	BRIT 62	6/10/2008	3/5/2022
YC81378	BRIT 63	6/10/2008	3/5/2022
YC81379	CC 1	6/12/2008	3/5/2022
YC81380	CC 2	6/12/2008	3/5/2022
YC81381	CC 3	6/12/2008	3/5/2022
YC81382	CC 4	6/12/2008	3/5/2022
YC81383	CC 5	6/12/2008	3/5/2022
YC81384	CC 6	6/12/2008	3/5/2022
YC81385	CC 7	6/11/2008	3/5/2022
YC81386	CC 8	6/11/2008	3/5/2022
YC81387	CC 9	6/11/2008	3/5/2022
YC81388	CC 10	6/11/2008	3/5/2022
YC81389	CC 11	6/11/2008	3/5/2022
YC81390	CC 12	6/11/2008	3/5/2022
YC81391	CC 13	6/11/2008	3/5/2022
YC81392	CC 14	6/11/2008	3/5/2022
YC81393	CC 15	6/11/2008	3/5/2022
YC81394	CC 16	6/11/2008	3/5/2022
YC81395	CC 17	6/11/2008	3/5/2022
YC81396	CC 18	6/11/2008	3/5/2022
YC81397	CC 19	6/11/2008	3/5/2022
YC81398	CC 20	6/11/2008	3/5/2022
YC81399	CC 21	6/12/2008	3/5/2022
YC81400	CC 22	6/12/2008	3/5/2022
YC81401	CC 23	6/12/2008	3/5/2022
YC81402	CC 24	6/12/2008	3/5/2022
YC81403	CC 25	6/12/2008	3/5/2022
YC81404	CC 26	6/12/2008	3/5/2022
YC81405	CC 27	6/12/2008	3/5/2022
YC81406	CC 28	6/12/2008	3/5/2022
YC81407	CC 29	6/12/2008	3/5/2022
YC81408	CC 30	6/11/2008	3/5/2022
YC81409	CC 31	6/11/2008	3/5/2022
YC81410	CC 32	6/11/2008	3/5/2022
YC81411	CC 33	6/11/2008	3/5/2022
YC81412	CC 34	6/11/2008	3/5/2022
YC81413	CC 35	6/11/2008	3/5/2022
YC81414	CC 36	6/11/2008	3/5/2022
YC81415	CC 37	6/11/2008	3/5/2022
YC81416	CC 38	6/11/2008	3/5/2022
YC81417	CC 39	6/11/2008	3/5/2022
YC81418	CC 40	6/12/2008	3/5/2022
YC81419	CC 41	6/12/2008	3/5/2022
YC81420	CC 42	6/12/2008	3/5/2022

M3-PN100013 29 April 2011 Rev. 0	I-146

CASINO PROJECT PRE-FEASIBILITY STUDY UPDATE

Grant Number	Claim Name	Staking Date	Expiry Date
YC81421	CC 43	6/12/2008	3/5/2022
YC81422	CC 44	6/12/2008	3/5/2022
YC81423	CC 45	6/12/2008	3/5/2022
YC81424	CC 46	6/12/2008	3/5/2022
YC81425	CC 47	6/12/2008	3/5/2022
YC81426	CC 48	6/12/2008	3/5/2022
YC81427	CC 49	6/12/2008	3/5/2022
YC81428	CC 50	6/12/2008	3/5/2022
YC81429	CC 51	6/12/2008	3/5/2022
YC81430	CC 52	6/12/2008	3/5/2022
YC81431	CC 53	6/12/2008	3/5/2022
YC81432	CC 54	6/12/2008	3/5/2022
YC81433	CC 55	6/12/2008	3/5/2022
YC81434	CC 56	6/12/2008	3/5/2022
YC81435	CC 57	6/11/2008	3/5/2022
YC81436	CC 58	6/11/2008	3/5/2022
YC81437	CC 59	6/11/2008	3/5/2022
YC81438	CC 60	6/11/2008	3/5/2022
YC81439	CC 61	6/11/2008	3/5/2022
YC81440	CC 62	6/11/2008	3/5/2022
YC81441	CC 63	6/12/2008	3/5/2022
YC81442	CC 64	6/12/2008	3/5/2022
YC81443	CC 65	6/12/2008	3/5/2022
YC81444	CC 66	6/12/2008	3/5/2022
YC81445	CC 67	6/12/2008	3/5/2022
YC81446	CC 68	6/12/2008	3/5/2022
YC81447	CC 69	6/12/2008	3/5/2022
YC81448	CC 70	6/12/2008	3/5/2022
YC81449	CC 71	6/12/2008	3/5/2022
YC81450	CC 72	6/12/2008	3/5/2022
YC81451	CC 73	6/12/2008	3/5/2022
YC81452	CC 74	6/12/2008	3/5/2022
YC81453	CC 75	6/12/2008	3/5/2022
YC81454	CC 76	6/12/2008	3/5/2022
YC81455	CC 77	6/12/2008	3/5/2022
YC81456	CC 78	6/12/2008	3/5/2022
YC81457	CC 79	6/12/2008	3/5/2022
YC81458	CC 80	6/11/2008	3/5/2022
YC81459	CC 81	6/11/2008	3/5/2022
YC81460	CC 82	6/11/2008	3/5/2022
YC81461	CC 83	6/13/2008	3/5/2022
YC81462	CC 84	6/13/2008	3/5/2022
YC81463	CC 85	6/13/2008	3/5/2022
YC81464	CC 86	6/13/2008	3/5/2022
YC81465	CC 87	6/13/2008	3/5/2022
YC81466	CC 88	6/13/2008	3/5/2022
YC81467	CC 89	6/13/2008	3/5/2022
YC81468	CC 90	6/13/2008	3/5/2022
YC81469	CC 91	6/13/2008	3/5/2022
YC81470	CC 92	6/13/2008	3/5/2022
YC81471	CC 93	6/13/2008	3/5/2022

M3-PN100013 29 April 2011 Rev. 0	I-147

CASINO PROJECT PRE-FEASIBILITY STUDY UPDATE

Grant Number	Claim Name	Staking Date	Expiry Date
YC81472	CC 94	6/13/2008	3/5/2022
YD17559	AXS 1	10/5/2009	3/25/2015
YD17560	AXS 2	10/5/2009	3/25/2015
YD17561	AXS 3	10/5/2009	3/25/2015
YD17562	AXS 4	10/5/2009	3/25/2015
YD17563	AXS 5	10/5/2009	3/25/2015
YD17564	AXS 6	10/5/2009	3/25/2015
YD17565	AXS 7	10/5/2009	3/25/2015
YD17566	AXS 8	10/5/2009	3/25/2015
YD17567	AXS 9	10/5/2009	3/25/2015
YD17568	AXS 10	10/5/2009	3/25/2015
YD17569	AXS 11	10/6/2009	3/25/2015
YD17570	AXS 12	10/6/2009	3/25/2015
YD17571	AXS 13	10/6/2009	3/25/2015
YD17572	AXS 14	10/6/2009	3/25/2015
YD17573	AXS 15	10/6/2009	3/25/2015
YD17574	AXS 16	10/6/2009	3/25/2015
YD17575	AXS 17	10/6/2009	3/25/2015
YD17576	AXS 18	10/6/2009	3/25/2015
YD17577	AXS 19	10/5/2009	3/25/2015
YD17578	AXS 20	10/5/2009	3/25/2015
YD17579	AXS 21	10/5/2009	3/25/2015
YD17580	AXS 22	10/5/2009	3/25/2015
YD17581	AXS 23	10/5/2009	3/25/2015
YD17582	AXS 24	10/5/2009	3/25/2015
YD17583	AXS 25	10/5/2009	3/25/2015
YD17584	AXS 26	10/5/2009	3/25/2015
YD17585	AXS 27	10/5/2009	3/25/2015
YD17586	AXS 28	10/5/2009	3/25/2015
YD17587	AXS 29	10/5/2009	3/25/2015
YD17588	AXS 30	10/5/2009	3/25/2015
YD17589	AXS 31	10/5/2009	3/25/2015
YD17590	AXS 32	10/5/2009	3/25/2015
YD17591	AXS 33	10/5/2009	3/25/2015
YD17592	AXS 34	10/5/2009	3/25/2015
YD17593	AXS 35	10/5/2009	3/25/2015
YD17594	AXS 36	10/5/2009	3/25/2015
YD17595	AXS 37	10/5/2009	3/25/2015
YD17596	AXS 38	10/5/2009	3/25/2015
YD17597	AXS 39	10/5/2009	3/25/2015
YD17598	AXS 40	10/5/2009	3/25/2015
YD17599	AXS 41	10/5/2009	3/25/2015
YD17600	AXS 42	10/5/2009	3/25/2015
YD17601	AXS 43	10/5/2009	3/25/2015
YD17602	AXS 44	10/5/2009	3/25/2015
YD17603	AXS 45	10/5/2009	3/25/2015
YD17604	AXS 46	10/5/2009	3/25/2015
YD17605	AXS 47	10/5/2009	3/25/2015
YD17606	AXS 48	10/5/2009	3/25/2015
YD17607	AXS 49	10/6/2009	3/25/2015
YD17608	AXS 50	10/6/2009	3/25/2015

M3-PN100013 29 April 2011 Rev. 0	I-148

CASINO PROJECT PRE-FEASIBILITY STUDY UPDATE

Grant Number	Claim Name	Staking Date	Expiry Date
YD17609	AXS 51	10/6/2009	3/25/2015
YD17610	AXS 52	10/6/2009	3/25/2015
YD17611	AXS 53	10/6/2009	3/25/2015
YD17612	AXS 54	10/6/2009	3/25/2015
YD17613	AXS 55	10/5/2009	3/25/2015
YD17614	AXS 56	10/5/2009	3/25/2015
YD17615	AXS 57	10/5/2009	3/25/2015
YD17616	AXS 58	10/5/2009	3/25/2015
YD17617	AXS 59	10/5/2009	3/25/2015
YD17618	AXS 60	10/5/2009	3/25/2015
YD17619	AXS 61	10/5/2009	3/25/2015
YD17620	AXS 62	10/5/2009	3/25/2015
YD17621	AXS 63	10/5/2009	3/25/2015
YD17622	AXS 64	10/5/2009	3/25/2015
YD17623	AXS 65	10/5/2009	3/25/2015
YD17624	AXS 66	10/5/2009	3/25/2015
YD17625	AXS 67	10/5/2009	3/25/2015
YD17626	AXS 68	10/5/2009	3/25/2015
YD17627	AXS 69	10/6/2009	3/25/2015
YD17628	AXS 70	10/6/2009	3/25/2015
YD17629	AXS 71	10/6/2009	3/25/2015
YD17630	AXS 72	10/6/2009	3/25/2015
YD17631	AXS 73	10/6/2009	3/25/2015
YD17632	AXS 74	10/6/2009	3/25/2015
YD17633	AXS 75	10/5/2009	3/25/2015
YD17634	AXS 76	10/5/2009	3/25/2015
YD17635	AXS 77	10/5/2009	3/25/2015
YD17636	AXS 78	10/5/2009	3/25/2015
YD17637	AXS 79	10/5/2009	3/25/2015
YD17638	AXS 80	10/5/2009	3/25/2015
YD17639	AXS 81	10/5/2009	3/25/2015
YD17640	AXS 82	10/5/2009	3/25/2015
YD17641	AXS 83	10/5/2009	3/25/2015
YD17642	AXS 84	10/5/2009	3/25/2015
YD17643	AXS 85	10/5/2009	3/25/2015
YD17644	AXS 86	10/5/2009	3/25/2015
YD17645	AXS 87	10/6/2009	3/25/2015
YD17646	AXS 88	10/6/2009	3/25/2015
YD17647	AXS 89	10/6/2009	3/25/2015
YD17648	AXS 90	10/6/2009	3/25/2015
YD17649	AXS 91	10/6/2009	3/25/2015
YD17650	AXS 92	10/6/2009	3/25/2015
YD17651	AXS 103	10/7/2009	3/25/2015
YD17652	AXS 102	10/7/2009	3/25/2015
YD17653	AXS 101	10/7/2009	3/25/2015
YD17654	AXS 100	10/6/2009	3/25/2015
YD17655	AXS 99	10/6/2009	3/25/2015
YD17656	AXS 98	10/6/2009	3/25/2015
YD17657	AXS 97	10/6/2009	3/25/2015
YD17658	AXS 96	10/6/2009	3/25/2015
YD17659	AXS 95	10/6/2009	3/25/2015

M3-PN100013 29 April 2011 Rev. 0	I-149

CASINO PROJECT PRE-FEASIBILITY STUDY UPDATE

Grant Number	Claim Name	Staking Date	Expiry Date
YD17660	AXS 94	10/6/2009	3/25/2015
YD17661	AXS 93	10/6/2009	3/25/2015
YD17662	AXS 104	10/7/2009	3/25/2015
YD17663	AXS 105	10/7/2009	3/25/2015
YD17664	AXS 106	10/7/2009	3/25/2015
YD17665	AXS 107	10/7/2009	3/25/2015
YD17666	AXS 108	10/7/2009	3/25/2015
YD17667	AXS 109	10/7/2009	3/25/2015
YD17668	AXS 110	10/7/2009	3/25/2015
YD17669	AXS 111	10/7/2009	3/25/2015
YD17670	AXS 112	10/7/2009	3/25/2015
YD17671	AXS 113	10/6/2009	3/25/2015
YD17672	AXS 114	10/6/2009	3/25/2015
YD17673	AXS 115	10/6/2009	3/25/2015
YD17674	AXS 116	10/6/2009	3/25/2015
YD17675	AXS 117	10/6/2009	3/25/2015
YD17676	AXS 118	10/6/2009	3/25/2015
YD17677	AXS 119	10/6/2009	3/25/2015
YD17678	AXS 120	10/6/2009	3/25/2015
YD17679	AXS 121	10/6/2009	3/25/2015
YD17680	AXS 122	10/6/2009	3/25/2015
YD17681	AXS 123	10/6/2009	3/25/2015
YD17682	AXS 124	10/6/2009	3/25/2015
YD17683	AXS 125	10/6/2009	3/25/2015
YD17684	AXS 126	10/6/2009	3/25/2015
YD17685	AXS 127	10/6/2009	3/25/2015
YD17686	AXS 128	10/6/2009	3/25/2015
YD17687	AXS 129	10/6/2009	3/25/2015
YD17688	AXS 130	10/6/2009	3/25/2015
YD17689	AXS 131	10/6/2009	3/25/2015
YD17690	AXS 132	10/6/2009	3/25/2015
YD17691	AXS 133	10/6/2009	3/25/2015
YD17692	AXS 134	10/6/2009	3/25/2015
YD17693	AXS 135	10/6/2009	3/25/2015
YD17694	AXS 136	10/6/2009	3/25/2015
YD60030	AXS 137	5/11/2010	3/25/2016
YD60031	AXS 138	5/11/2010	3/25/2016
YD60032	AXS 139	5/11/2010	3/25/2016
YD60033	AXS 140	5/11/2010	3/25/2016
YD60034	AXS 141	5/11/2010	3/25/2016
YD60035	AXS 142	5/11/2010	3/25/2016
YD60036	AXS 143	5/11/2010	3/25/2016
YD60037	AXS 144	5/11/2010	3/25/2016
YD60038	AXS 145	5/11/2010	3/25/2016
YD60039	AXS 146	5/11/2010	3/25/2016
YD60040	AXS 147	5/11/2010	3/25/2016
YD60041	AXS 148	5/11/2010	3/25/2016
YD60042	AXS 149	5/11/2010	3/25/2016
YD60043	AXS 150	5/11/2010	3/25/2016
YD60044	AXS 151	5/11/2010	3/25/2016
YD60045	AXS 152	5/11/2010	3/25/2016

M3-PN100013 29 April 2011 Rev. 0	I-150

CASINO PROJECT PRE-FEASIBILITY STUDY UPDATE

Grant Number	Claim Name	Staking Date	Expiry Date
YD60046	AXS 154	5/11/2010	3/25/2016
YD60047	AXS 153	5/11/2010	3/25/2016
YD60048	AXS 155	5/11/2010	3/25/2016
YD60049	AXS 156	5/11/2010	3/25/2016
YD60050	AXS 157	5/11/2010	3/25/2016
YD60051	AXS 158	5/11/2010	3/25/2016
YD60052	AXS 159	5/11/2010	3/25/2016
YD60053	AXS 160	5/11/2010	3/25/2016
YD60054	AXS 161	5/11/2010	3/25/2016
YD60055	AXS 162	5/11/2010	3/25/2016
YD60056	AXS 163	5/11/2010	3/25/2016
YD60057	AXS 164	5/11/2010	3/25/2016
YD60058	AXS 165	5/11/2010	3/25/2016
YD60059	AXS 166	5/11/2010	3/25/2016
YD60060	AXS 167	5/11/2010	3/25/2016
YD60061	AXS 168	5/11/2010	3/25/2016
YD60062	AXS 169	5/11/2010	3/25/2016
YD60063	AXS 170	5/11/2010	3/25/2016
YD60064	AXS 171	5/11/2010	3/25/2016
YD60065	AXS 172	5/11/2010	3/25/2016
YD60066	AXS 173	5/11/2010	3/25/2016
YD60067	AXS 174	5/11/2010	3/25/2016
YD60068	AXS 175	5/11/2010	3/25/2016
YD60069	AXS 176	5/11/2010	3/25/2016
YD60070	AXS 177	5/11/2010	3/25/2016
YD60071	AXS 178	5/11/2010	3/25/2016
YD60072	AXS 179	5/11/2010	3/25/2016
YD60073	AXS 180	5/11/2010	3/25/2016
YD60074	AXS 181	5/11/2010	3/25/2016
YD60075	AXS 182	5/11/2010	3/25/2016
YD60076	AXS 183	5/11/2010	3/25/2016
YD60077	AXS 184	5/11/2010	3/25/2016
YD60078	AXS 185	5/11/2010	3/25/2016
YD60079	AXS 186	5/11/2010	3/25/2016
YD61120	AXS 187	5/11/2010	3/25/2016
YD61121	AXS 188	5/11/2010	3/25/2016
YD61122	AXS 189	5/11/2010	3/25/2016
YD61123	AXS 190	5/11/2010	3/25/2016
YD61124	AXS 191	5/11/2010	3/25/2016
YD61125	AXS 192	5/11/2010	3/25/2016
YD61126	AXS 193	5/11/2010	3/25/2016
YD61127	AXS 194	5/11/2010	3/25/2016
YD61128	AXS 196	5/11/2010	3/25/2016
YD61129	AXS 195	5/11/2010	3/25/2016
YD61130	AXS 197	5/11/2010	3/25/2016
YD61131	AXS 198	5/11/2010	3/25/2016
YD61132	AXS 199	5/11/2010	3/25/2016

M3-PN100013 29 April 2011 Rev. 0	I-151